Form 10-K, Exhibit 13
period 1998-09-30
CONSOLIDATED PRODUCTS INC /IN/
filed 1998-12-21
CIK 93859

EXHIBIT 13 - ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED SEPTEMBER 30, 1998 SELECTED FINANCIAL AND OPERATING DATA
Consolidated Products, Inc.
(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       1998        1997          1996         1995         1994
---------------------------------------------------------------------------------------------------------------
                                                  (53 weeks)
Systemwide Sales:
   Company                                         $306,943     $262,669     $224,147     $186,740     $158,637
   Franchise                                         79,960       72,642       62,600       39,521       27,139
                                                   ------------------------------------------------------------
                                                   $386,903     $335,311     $286,747     $226,261     $185,776
                                                   ------------------------------------------------------------
Statement of Earnings Data:
   Revenues                                        $312,552     $268,184     $229,421     $190,133     $161,173
   Net earnings                                    $ 19,703     $ 16,149     $ 13,009     $ 10,026     $  7,174

Per Share Data:(1)(2)
   Basic                                           $    .75     $    .66     $    .55(3)  $    .52(3)  $    .49
   Diluted                                         $    .74     $    .65     $    .54     $    .44     $    .34

Diluted Weighted Average
   Shares and Equivalents (in thousands):(1)(2)      26,571       24,852       24,250       23,816       23,439

Statement of Financial Position Data:
   Total assets                                    $190,181     $168,294     $131,416     $ 99,834     $ 80,328
   Long-term debt:
     Obligations under capital leases              $  4,000     $  5,376     $  6,957     $  8,263     $  9,886
     Revolving line of credit                            --           --     $  4,000           --           --
     Senior note                                   $ 27,216     $ 29,261     $ 25,000     $ 20,000     $ 14,250
     Subordinated convertible debentures                 --           --           --           --     $ 11,988
   Shareholders' equity                            $115,350     $ 92,950     $ 57,829     $ 42,615     $ 19,715

Number of Restaurants:
   Steak n Shake:
     Company-operated                                   233          194          161          137          118
     Franchised                                          51           55           47           34           23
                                                   ------------------------------------------------------------
                                                        284          249          208          171          141
   Specialty Restaurants                                 11           11           11           10           11
                                                   ------------------------------------------------------------
                                                        295          260          219          181          152
                                                   ------------------------------------------------------------
Number of Employees                                  14,000       12,000       10,500        9,543        7,712

Number of Shareholders                                7,922        6,292        4,655        3,882        2,262


(1) ALL FINANCIAL DATA REGARDING WEIGHTED AVERAGE SHARES AND EQUIVALENTS AND PER SHARE AMOUNTS HAVE BEEN RESTATED TO CONFORM TO THE REQUIREMENTS OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 128 "EARNINGS PER SHARE."

(2) ALL FINANCIAL DATA REGARDING WEIGHTED AVERAGE SHARES AND EQUIVALENTS AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED RETROACTIVELY TO REFLECT THE FIVE FOR FOUR STOCK SPLIT DECLARED IN DECEMBER 1998.

(3) THE PERCENT INCREASE IN BASIC EARNINGS PER SHARE WAS LESS THAN THE INCREASE IN DILUTED EARNINGS PER SHARE DUE TO AN INCREASE HE NUMBER OF SHARES OUTSTANDING ARISING FROM THE CONVERSION OF THE COMPANY'S 10% SUBORDINATED CONVERTIBLE DEBENTURES INTO THE COMPANY'S COMMON STOCK EFFECTIVE APRIL 3, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
       AND RESULTS OF OPERATIONS

Consolidated Products, Inc.
(YEARS ENDED SEPTEMBER 30, 1998, SEPTEMBER 24, 1997 AND SEPTEMBER 25, 1996)

   In the following discussion, the term "same store sales" refers to the sales of only those units open for at least six months prior to the beginning of the periods being compared and which remained open through the end of the fiscal period.

RESULTS OF OPERATIONS

   The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of items included in the Company's consolidated statements of earnings for the periods indicated:

                                                 1998        1997        1996
                                              --------------------------------
                                            (53 weeks)
Revenues
   Net sales                                     98.2%       97.9%       97.7%
   Franchise fees                                 1.1         1.2         1.2
   Other, net                                      .7          .9         1.1
                                              --------------------------------
                                                100.0       100.0       100.0
                                              --------------------------------
Costs and Expenses
   Cost of sales                                 25.5(1)     26.4(1)     26.7(1)
   Restaurant operating costs                    46.3(1)     44.9(1)     45.1(1)
   General and administrative                     7.6         7.9         7.9
   Depreciation and amortization                  4.0         4.0         3.7
   Rent                                           3.2         3.1         3.2
   Marketing                                      3.1         3.0         3.2
   Amortization of pre-opening costs              1.0         1.3         1.4
   Interest                                        .8         1.3         1.4
                                              --------------------------------
                                                 90.1        90.5        90.9
                                              --------------------------------
Earnings Before Income Taxes                      9.9         9.5         9.1

Income Taxes                                      3.6         3.5         3.4
                                              --------------------------------
Net Earnings                                      6.3%        6.0%        5.7%
                                              --------------------------------

----------------
(1) Cost of sales and restaurant operating costs are expressed as a percentage of net sales.

COMPARISON OF YEAR ENDED SEPTEMBER 30, 1998 (53 WEEKS) TO YEAR ENDED
 SEPTEMBER 24, 1997

REVENUES

    Net sales increased $44,274,000 to $306,943,000, or 16.9%, due to an increase in Steak n Shake net sales. The $44,461,000 increase, or 18.1%, in net sales of Steak n Shake was due to the opening of new units (non-same stores) and a .3% increase in same store sales, in addition to an extra week of sales in 1998. The number of Company-operated Steak n Shake restaurants increased 20% to 233 at September 30, 1998 as compared to 194 at September 24, 1997. The increase in same store sales was attributable to a 2.5% increase in check average partially offset by a 2.2% decrease in customer counts. Steak n Shake initiated price increases of approximately 1.0% in March 1997, October 1997 and March 1998. Steak n Shake same store sales improved each quarter during fiscal 1998 with the fourth quarter same store sales being up 2.7%. After excluding units in close proximity (generally three miles) to the new units opened, Steak n Shake same store sales increased 1.9% for fiscal 1998.

    Franchise fees increased $196,000 to $3,355,000 as a result of higher franchised unit sales volumes partially offset by a decrease in initial and renewal franchise fees. Six franchised units opened in fiscal 1998 compared to eight franchised units in fiscal 1997 and two franchised units were closed during fiscal 1998. On December 22, 1997, the Company completed the purchase of eight franchised Steak n Shake restaurants in southern Georgia and northwest Florida.

COSTS AND EXPENSES

    Cost of sales increased $8,953,000, or 12.9%, as a result of sales increases. As a percentage of net sales, cost of sales decreased to 25.5% from 26.4%, primarily as a result of the higher level of Company-operated restaurant sales in relation to product sales to franchisees and menu price increases.

    Restaurant operating costs increased $24,168,000, or 20.5%, due to increased labor costs and other operating costs resulting primarily from the higher sales volume. Restaurant operating costs, as a percentage of sales, increased to 46.3% from 44.9%. The higher labor costs were the result of an increase in the average hourly employee rate, due in part to increases in minimum wage on September 1, 1997, increases in management labor and higher costs associated with recruiting and training unit level restaurant management arising from new restaurant development and management turnover. The higher other operating costs were the result of an increase in repair and maintenance, utility and supply costs.

    General and administrative expenses increased $2,364,000, or 11.1%. The increase in expenses was primarily attributable to personnel related costs, which included costs related to additional staffing in connection with the development of new restaurants. As a percentage of revenues, general and administrative expenses decreased to 7.6% from 7.9%.

    The $1,857,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 1997.

    Rent expense increased $1,552,000, or 18.4%, as a result of an increased use of sale/leaseback financing involving 37 properties since the beginning of fiscal 1997 and a net increase in the number of other leased properties, including eight franchised Steak n Shake units purchased in fiscal 1998.

    Marketing expense increased $1,478,000, or 18.2%. As a percentage of revenues, marketing expense increased slightly to 3.1% from 3.0%.

    The $245,000 decrease in the amortization of pre-opening costs was attributable to the timing of the number of new Company-operated units opened in fiscal 1998 as compared to fiscal 1997.

    Interest expense decreased $1,113,000 as a result of decreased borrowings during fiscal 1998 under the Company's revolving line of credit facility as a result of the paydown of this credit facility with the proceeds of an equity offering in the fourth quarter of fiscal 1997 and the increased use of sale/leaseback financing.

INCOME TAXES

    The Company's effective income tax rate decreased to 36.3% from 36.9% principally as a result of lower state income taxes and higher federal tax credits. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

NET EARNINGS

    Net earnings increased $3,554,000, or 22.0%, primarily as a result of the increase in Steak n Shake's operating earnings and lower interest expense and income taxes. Diluted earnings per share increased from $.65 to $.74.

COMPARISON OF YEAR ENDED SEPTEMBER 24, 1997 TO YEAR ENDED SEPTEMBER 25, 1996

REVENUES

    Net sales increased $38,522,000 to $262,669,000, or 17.2%, due primarily to an increase in Steak n Shake net sales of $39,390,000. The 19.1% increase in net sales of Steak n Shake was due to the opening of new units (non-same stores), partially offset by a 1.0% decrease in same store sales and the closure of three low-volume restaurants. The number of Company-operated Steak n Shake restaurants increased 20% to 194 at September 24, 1997 as compared to 161 at September 25, 1996. The decrease in same store sales was attributable to a decrease of 2.5% in customer counts partially offset by a 1.5% increase in check average. Steak n Shake initiated price increases of 1.4%, 1.3% and 1.0% in January 1996, October 1996, and March 1997, respectively. After excluding units in close proximity (generally three miles) to the new units opened during the periods, Steak n Shake same store sales increased 1.9%.

    Franchise fees increased $371,000 to $3,159,000, as a result of an increase in franchise royalties of $444,000 due to the opening of 21 Steak n Shake franchised restaurants since the beginning of fiscal 1996 partially offset by a decrease in initial and renewal franchise fees of $73,000. Eight franchised units opened in fiscal 1997 compared to thirteen franchised units in fiscal 1996.

    Other revenues decreased $130,000 to $2,357,000 due to lease buyout costs of approximately $487,000 during fiscal 1997 associated with the disposition of two leased properties, partially offset by losses of approximately $290,000 on the disposal of property during fiscal 1996, and an increase in the number of properties leased to franchisees by the Company's franchise financing subsidiary.

COSTS AND EXPENSES

    Cost of sales increased $9,476,000, or 15.9%, as a result of sales increases. As a percentage of net sales, cost of sales decreased to 26.4% from 26.7%, primarily as a result of the higher mix of Company-operated restaurant sales as compared to product sales to franchisees, menu price increases and tight management controls over food cost partially offset by inflationary pressure on food costs, in particular, beef costs.

    Restaurant operating costs increased $16,805,000, or 16.6% due to higher sales volume and the effect of the minimum wage increases partially offset by a decrease in fringe benefit costs. Restaurant operating costs, as a percentage of sales, decreased to 44.9% from 45.1%.

    General and administrative expenses increased $3,103,000, or 17.1%. As a percentage of revenues, general and administrative expenses remained constant at 7.9%. The increase in expenses was primarily attributable to personnel related costs, which included costs related to (1) recruiting and training of restaurant management arising from management turnover and the development of new restaurants and (2) additional operating management due to the increased number of restaurants.

    The $2,065,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 1996.

    Rent expense increased $1,108,000, or 15.1%, as a result of sale and leaseback transactions since the beginning of fiscal 1996 involving 16 properties and a net increase in the number of other leased properties.

    Marketing expense increased $897,000. As a percentage of revenues, marketing expense decreased to 3.0% from 3.2% primarily as a result of the Company's market intensification strategy.

    The $260,000 increase in the amortization of pre-opening costs was attributable to the increase in the number of new Company-operated restaurants opened.

    Interest expense increased $410,000 as a result of an increase in the average net borrowings during fiscal 1997 under the Company's revolving line of credit facility and senior note agreement to fund the Company's expansion plan offset by lower average costs of borrowing and the reduction in capital lease obligations.

INCOME TAXES

    The Company's effective income tax rate decreased to 36.9% from 37.8% principally as a result of lower state income taxes. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

NET EARNINGS

    Net earnings increased $3,140,000, or 24.1%, primarily as a result of the increase in Steak n Shake's operating earnings. Diluted earnings per share increased from $.54 to $.65.

EFFECTS OF GOVERNMENTAL REGULATIONS AND INFLATION

    Since most of the Company's employees are paid hourly rates related to federal and state minimum wage laws, increases in the legal minimum wage directly increase the Company's operating costs. Inflation in food, labor and other operating costs directly affects the Company's operations.

YEAR 2000

    The Company has established a Company-wide program to prepare its information technology and non-information technology systems for Year 2000, including modification of the Company's computer systems and applications where necessary. The Company is utilizing both internal and external resources to identify, modify and test the systems for Year 2000 compliance. The Company currently anticipates that business-critical information technology systems will be replaced by new systems or reprogrammed and tested by mid 1999. Formal communications are being made with all significant suppliers and service providers to determine the extent to which the Company is vulnerable to those third parties' failure to remedy the Year 2000 problem. Unless public suppliers of water, electricity and natural gas are disrupted for a substantial period of time (in which the Company's business may be materially adversely affected), the Company currently believes that its operations will not be significantly disrupted even if third parties with whom the Company has relationships are not Year 2000 compliant. Information will also be provided to franchisees regarding the potential risks associated with the Year 2000 problem.

    The Company currently believes that, with the purchase of new software and modifications to existing software, any internal Year 2000 compliance issues will be remedied in a timely manner and will not pose significant operational problems for the Company's computer systems as so modified and converted. Further, the Company believes that the costs solely related to addressing Year 2000 compliance issues will not have a material effect on the Company's earnings or financial condition. However, uncertainty exists concerning the potential costs and effects associated with any Year 2000 compliance. The Company intends to continue to make efforts to ensure that third parties with whom it has relationships are Year 2000 compliant, as well as, develop contingency plans, including alternative suppliers or service providers. Any Year 2000 compliance problem of either the Company or its suppliers (to the extent alternative suppliers are not available on a timely basis) could possibly result in disruptions and unexpected business problems and could have a material adverse effect on earnings or financial condition.

LIQUIDITY AND CAPITAL RESOURCES

    Thirty-three Company-operated Steak n Shake restaurants and six franchised Steak n Shake restaurants were opened during the fiscal year. For fiscal 1998, capital expenditures totaled $51,430,000 as compared to $52,229,000 and $46,184,000 during fiscal 1997 and 1996, respectively. In addition, the Company completed the purchase of eight franchised Steak n Shake restaurants in southern Georgia and northwest Florida during fiscal 1998. Two Company-operated Steak n Shake restaurants were closed during fiscal 1998 upon expiration of the leases and two franchised Steak n Shake locations were also closed.

    The Company's growth program for fiscal 1999 through 2003 calls for a controlled growth program adding 290 Company-operated Steak n Shake units. This growth rate will result in over 500 Company-operated Steak n Shake restaurants in the year 2003. With the inclusion of Steak n Shake franchise units planned growth over the next five years, the number of Steak n Shake restaurants in operation would exceed 600 in year 2003. The average cost of a new Company-operated Steak n Shake restaurant, including land, site improvements, building and equipment for fiscal 1998 was $1,430,000. The Company intends to fund capital expenditures and meet working capital needs using existing resources and anticipated cash flows from operations, together with additional capital generated by sale and leaseback transactions involving newly acquired properties and bank borrowings.

    Cash provided by operations in fiscal 1998 totaled $36,654,000 while cash generated by sale and leaseback transactions and other disposals of property totaled $31,906,000. Cash provided by operations in fiscal 1997 and 1996 totaled $30,196,000 and $28,829,000, respectively. Cash generated by sale and leaseback transactions and other disposals in fiscal 1997 and 1996 totaled $11,534,000 and $6,585,000, respectively. The increased proceeds from sale/leasebacks and other property disposals reflects the Company's increased use of sale/leaseback financing during fiscal 1998. At September 30, 1998 the Company had additional sale/leaseback properties under contract which, when closed, will generate $7,025,000 in proceeds. Cash used in investing activities during fiscal 1998 also included the investment of excess cash in income-producing investments with maturities up to 180 days to be utilized to fund the growth program.

    Net cash used in financing activities during fiscal 1998 totaled $1,172,000. There were no borrowings under the Company's $30,000,000 Revolving Credit Agreement at September 30, 1998 and September 24, 1997. During fiscal 1998, the Company borrowed $5,000,000 under its $50,000,000 ten-year Senior Note Agreement and Private Shelf Facility, the proceeds of which were utilized to refinance a like amount under the prior senior note agreement. Net cash generated by financing activities totaled $12,536,000 during fiscal 1997 including the net proceeds of the sale of 1,000,000 shares of Common Stock of approximately $16,616,000. The proceeds were used to repay all outstanding borrowings under the Revolving Credit Agreement. Net cash generated by financing activities totaled $10,050,000 during fiscal 1996 including borrowings under the Senior Note Agreement. The proceeds of the borrowings were used, together with cash provided for operations, to fund the Company's growth program.

    As of September 30, 1998, the Company had utilized $30,000,000 under its Senior Note Agreement. Borrowings under this facility bear interest at an average fixed rate of 7.4%. Consequently, the Company has borrowings of $20,000,000 available under the Senior Note Agreement over the period ending April 28, 2000, at interest rates based upon market rates at the time of borrowing. As of September 30, 1998 the Company had outstanding $28,522,000 under the Senior Note Agreement. The Company's Revolving Credit Agreement bears interest based on LIBOR plus 75 basis points, or the prime rate, at the election of the Company. During the second quarter of 1998, the Company amended the Revolving Credit Agreement to extend the maturity date to December 1999. The Company expects to be able to secure a new revolving credit facility upon expiration of the current agreement. The Company's debt agreements contain restrictions, which among other things require the Company to maintain certain financial ratios.

                      FINANCIAL STATEMENTS AND SCHEDULES

CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(Years ended September 30, 1998, September 24, 1997 and September 25, 1996)

                                                        1998             1997             1996
                                                ----------------------------------------------
                                                  (53 weeks)
Revenues:
       Net sales                                $306,942,834     $262,668,556     $224,146,778
       Franchise fees                              3,355,073        3,158,634        2,787,235
       Other, net                                  2,254,485        2,357,216        2,486,911
                                                ----------------------------------------------
                                                 312,552,392      268,184,406      229,420,924
                                                ----------------------------------------------
Costs and Expenses:
       Cost of sales                              78,194,622       69,241,320       59,765,505
       Restaurant operating costs                141,997,185      117,828,980      101,024,216
       General and administrative                 23,615,535       21,251,502       18,148,635
       Depreciation and amortization              12,547,067       10,690,410        8,624,951
       Rent                                        9,982,146        8,430,115        7,322,405
       Marketing                                   9,612,099        8,134,422        7,237,551
       Amortization of pre-opening costs           3,230,818        3,475,728        3,215,716
       Interest                                    2,445,221        3,558,098        3,147,818
                                                ----------------------------------------------
                                                 281,624,693      242,610,575      208,486,797
                                                ----------------------------------------------
Earnings Before Income Taxes                      30,927,699       25,573,831       20,934,127

Income Taxes                                      11,225,000        9,425,000        7,925,000
                                                ----------------------------------------------
Net Earnings                                    $ 19,702,699     $ 16,148,831     $ 13,009,127
                                                ----------------------------------------------
Net Earnings Per Common and Common
    Equivalent Share:

       Basic                                    $        .75     $        .66     $        .55

       Diluted                                  $        .74     $        .65     $        .54

Weighted Average Shares and Equivalents:

       Basic                                      26,100,398       24,424,936       23,728,630

       Diluted                                    26,570,857       24,851,650       24,250,460


SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(September 30, 1998 and September 24, 1997)

                                                                          1998           1997
                                                                  -----------------------------
Assets:
   Current Assets
     Cash, including cash equivalents of $12,235,000 in 1998
       and $2,300,000 in 1997                                     $ 13,655,043     $  2,668,232
     Short term investments                                          4,971,169               --
     Receivables                                                    10,766,170        4,906,798
     Inventories                                                     4,438,425        4,592,570
     Deferred income taxes                                           1,135,000        1,971,000
     Other current assets                                            5,406,682        5,853,527
                                                                  -----------------------------
     Total current assets                                           40,372,489       19,992,127
                                                                  -----------------------------
   Property and Equipment
     Land                                                           38,621,688       41,085,184
     Buildings                                                      36,001,904       38,814,164
     Leasehold improvements                                         43,275,522       44,153,973
     Equipment                                                      80,670,817       66,313,931
     Construction in progress                                       12,356,650        9,998,783
                                                                  -----------------------------
                                                                   210,926,581      200,366,035
     Less accumulated depreciation and amortization                (64,588,300)     (56,497,813)
                                                                  -----------------------------
     Net property and equipment                                    146,338,281      143,868,222
                                                                  -----------------------------
   Net Leased Property                                               2,968,044        3,918,301
   Other Assets                                                        502,066          515,760
                                                                  -----------------------------
                                                                  $190,180,880     $168,294,410
                                                                  -----------------------------
Liabilities and Shareholders' Equity:
   Current Liabilities
     Accounts payable                                             $ 15,093,193     $ 14,253,267
     Accrued expenses                                               22,055,329       22,167,077
     Current portion of senior note                                  1,305,794          738,889
     Current portion of obligations under capital leases             1,309,345        1,380,249
                                                                  -----------------------------
     Total current liabilities                                      39,763,661       38,539,482
                                                                  -----------------------------
   Deferred Taxes and Credits                                        3,851,091        2,167,917
   Obligations Under Capital Leases                                  3,999,948        5,375,754
   Senior Note                                                      27,216,429       29,261,111

   Shareholders' Equity
     Common stock -- $.50 stated value, 50,000,000 shares
       authorized -- shares issued: 26,491,497 in 1998;
       20,867,475 in 1997                                           13,245,749       10,433,738
     Additional paid-in capital                                     92,350,819       91,143,921
     Retained earning (deficit)                                     14,284,714       (5,396,965)
     Less: Unamortized value of restricted shares                   (2,272,340)      (1,839,982)
         Treasury stock -- at cost: 163,048 shares in 1998;
           114,574 shares in 1997                                   (2,259,191)      (1,390,566)
                                                                  -----------------------------
     Total shareholders' equity                                    115,349,751       92,950,146
                                                                  -----------------------------
                                                                  $190,180,880     $168,294,410
                                                                  -----------------------------

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(YEARS ENDED SEPTEMBER 30, 1998, SEPTEMBER 24, 1997 AND SEPTEMBER 25, 1996)

                                                                       1998             1997             1996
                                                               ----------------------------------------------
                                                                 (53 weeks)
Operating Activities:
   Net earnings                                                $ 19,702,699     $ 16,148,831     $ 13,009,127
     Adjustments to reconcile net earnings
     to net cash provided by operating activities:
       Depreciation and amortization                             12,547,067       10,690,410        8,624,951
       Amortization of pre-opening costs                          3,230,818        3,475,728        3,215,716
       Provision for deferred income taxes                        1,516,000          157,000          382,000
       Changes in receivables and inventories                       553,634       (1,256,278)      (1,544,703)
       Changes in other assets                                   (1,880,154)      (3,770,218)      (3,037,937)
       Changes in income taxes payable                             (121,733)       1,056,150        1,443,779
       Changes in accounts payable and accrued expenses           1,295,113        3,657,280        6,502,973
       (Gain) loss on disposal of property                         (189,846)          37,484          232,740
                                                               ----------------------------------------------
     Net cash provided by operating activities                   36,653,598       30,196,387       28,828,646
                                                               ----------------------------------------------
Investing Activities:
   Additions of property and equipment                          (51,429,949)     (52,228,883)     (46,183,970)
   Purchase of short term investments                            (4,971,169)              --               --
   Net proceeds from sale/leasebacks and other disposals         31,906,246       11,534,362        6,585,448
                                                               ----------------------------------------------
   Net cash used in investing activities                        (24,494,872)     (40,694,521)     (39,598,522)
                                                               ----------------------------------------------
Financing Activities:
   Proceeds from long-term debt                                   5,000,000        5,000,000       10,000,000
   Net proceeds from (repayments of) revolving line of credit            --       (4,000,000)       4,000,000
   Proceeds from equipment and property leases                      709,959          672,205          750,089
   Principal payments on debt and capital lease obligations      (7,486,655)      (5,945,151)      (5,106,924)
   Lease payments on subleased properties                          (680,944)        (741,103)        (735,480)
   Cash dividends paid in lieu of fractional shares                 (21,020)         (20,519)         (13,062)
   Proceeds from exercise of stock options and warrants             291,224          207,945          616,808
   Proceeds from stock offering                                          --       16,616,331               --
   Proceeds from employee stock purchase plan                     1,015,521          746,296          538,668
                                                               ----------------------------------------------
   Net cash provided by (used in) financing activities           (1,171,915)      12,536,004       10,050,099
                                                               ----------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                 10,986,811        2,037,870         (719,777)
Cash and Cash Equivalents at Beginning of Year                    2,668,232          630,362        1,350,139
                                                               ----------------------------------------------
Cash and Cash Equivalents at End of Year                       $ 13,655,043     $  2,668,232     $    630,362
                                                               ----------------------------------------------

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(YEARS ENDED SEPTEMBER 30, 1998, SEPTEMBER 24, 1997 AND SEPTEMBER 25, 1996)

                                                                                               Unamortized
                                                                   Additional      Retained       Value of
                                                         Common       Paid-In      Earnings     Restricted       Treasury Stock
                                                          Stock       Capital      (Deficit)        Shares     Shares        Amount
                                                    -------------------------------------------------------------------------------
Balance at September 27, 1995                       $ 6,235,940   $31,952,996   $  6,405,050   $  (975,862)   139,564   $(1,002,669)
  Net earnings                                                                    13,009,127
  Shares issued under stock option plan                  60,921       263,204                                 (72,826)      335,540
  Shares exchanged to exercise stock options                                                                   14,870      (242,857)
  Shares granted under Capital Appreciation Plan         29,250       869,075                   (1,015,375)    (8,000)      117,050
  Shares forfeited under Capital Appreciation Plan                    (36,370)                      49,202      4,680       (12,832)
  Shares issued for exercise of warrants                 36,603       163,397
  Changes in unamortized value of shares
    granted under Capital Appreciation Plan                                                        525,184
  Tax benefit relating to stock plans                                 536,752
  Ten percent common stock dividend declared
    December 12, 1995 (1,246,670 shares)                623,335    17,515,714    (18,139,049)
  Cash dividends paid in lieu of fractional shares                                   (13,062)
  Shares issued for Employee Stock Purchase Plan         36,694       501,974
                                                    -------------------------------------------------------------------------------
Balance at September 25, 1996                         7,022,743    51,766,742      1,262,066    (1,416,851)    78,288      (805,768)
  Net earnings                                                                    16,148,831
  Shares issued under stock option plan                  72,664       691,943
  Shares exchanged to exercise stock options                                                                   32,821      (540,360)
  Shares granted under Capital Appreciation Plan         32,625     1,101,094                   (1,133,719)
  Shares forfeited under Capital Appreciation Plan                                                  28,135      3,465       (44,438)
  Shares issued in stock offering                       500,000    16,116,331
  Changes in unamortized value of shares
    granted under Capital Appreciation Plan                                                        682,453
  Tax benefit relating to stock plans                                 739,878
  Ten percent common stock dividend declared
    December 18, 1996 (1,402,298 shares)                701,149    22,086,194    (22,787,343)
  Cash dividends paid in lieu of fractional shares                                   (20,519)
  Shares issued form Employee Stock Purchase Plan        29,267       717,029
  Five for four common stock split declared
    December 3, 1997 (4,150,580 shares)               2,075,290    (2,075,290)
                                                    -------------------------------------------------------------------------------
Balance at September 25, 1997                        10,433,738    91,143,921     (5,396,965)   (1,839,982)   114,574    (1,390,566)
  Net earnings                                                                    19,702,699
  Shares issued under stock option plan                  96,521       936,569
  Shares exchanged to exercise stock options                                                                   39,472      (743,269)
  Shares granted under Capital Appreciation Plan         41,100     1,449,387                   (1,490,488)
  Shares forfeited under Capital Appreciation Plan                                                  85,920      9,750      (134,344)
  Changes in unamortized value of shares
    granted under Capital Appreciation Plan                                                        972,210
  Tax benefit relating to stock plans                                 487,398
  Cash dividends paid in lieu of fractional shares                                   (21,020)
  Shares issued for Employee Stock Purchase Plan         41,791       973,730
  Five for four common stock split declared
    December 1, 1998 (5,265,690 shares)               2,632,845    (2,632,845)
  Other                                                    (246)       (7,341)                                   (748)        8,988
                                                    -------------------------------------------------------------------------------
Balance at September 30, 1998                       $13,245,749   $92,350,819   $ 14,284,714   $(2,272,340)   163,048   $(2,259,191)
                                                    -------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(YEARS ENDED SEPTEMBER 30, 1998, SEPTEMBER 24, 1997 AND SEPTEMBER 25, 1996)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements of Consolidated Products, Inc. (the "Company") include the accounts of Consolidated Products, Inc. (parent) and its wholly-owned subsidiaries: Steak n Shake, Inc., Consolidated Specialty Restaurants, Inc. and SNS Investment Company. All intercompany items have been eliminated. The Company's fiscal year ends on the last Wednesday in September.

CASH, INCLUDING CASH EQUIVALENTS, AND SHORT TERM INVESTMENTS

   The Company's policy is to invest cash in excess of operating requirements in income producing investments. Cash equivalents primarily consist of bank repurchase agreements, U.S. Government securities and money market accounts, all of which have maturities of three months or less. Short term investments primarily consist of commercial paper all of which are available for sale. Cash equivalents and short term investments are carried at cost, which approximates market value.

RECEIVABLES

    At September 30, 1998 and September 24, 1997, receivables include $7,025,867 and $885,000, respectively, related to the cost of seven and one properties, respectively, for which sale and leaseback contracts have been entered into for the sale of these properties. Receivables are net of any related allowances.

INVENTORIES

   Inventories are valued at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized on the straight-line method over the estimated useful lives of the assets (15 to 25 years for buildings and 5 to 10 years for restaurant equipment). Leasehold improvements are amortized by the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

LEASED PROPERTY

    The lower of fair market value or the discounted value of that portion of a capital lease attributable to building costs is capitalized and amortized by the straight-line method over the term of such leases and included with depreciation expense. The portions of such leases relating to land are accounted for as operating leases.

FRANCHISE FEES

    Unit franchise fees and area development fees are recorded as revenue when the related restaurant begins operations. Royalty fees based on franchise sales are recognized as revenue on the accrual basis of accounting.

PRE-OPENING COSTS

   Pre-opening costs, which represent costs incurred before a new restaurant opens, are capitalized and then amortized from the opening date over a one-year period. At September 30, 1998 and September 24, 1997, unamortized pre-opening costs were $2,818,430 and $2,193,000, respectively.

   In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Cost of Start-up Activities." SOP 98-5 broadly defines start-up activities as those one time activities that relate to, among other activities, the opening of a new facility. Under the new requirements for reporting costs of start-up activities, companies will be required to expense start-up costs as incurred. The provisions of SOP 98-5 are effective for fiscal years beginning after December 15, 1998. Upon adoption at the end of fiscal 1999, the Company will be required to write-off the unamortized pre-opening cost balance as a cumulative-effect change in accounting principle, net of applicable income taxes.

EMPLOYEES' PROFIT SHARING PLAN

    The Consolidated Products, Inc. Employees' Profit Sharing Plan is a defined contribution plan covering substantially all employees of the Company after they have attained age 21 and completed one year of service. Contributions to the Plan, which are subject to the discretion of the Board of Directors, amounted to $1,545,000 for 1998, $1,340,000 for 1997 and $1,100,000 for 1996.

DEFERRED DEBT COSTS

    Certain fees and expenses incurred to obtain long-term financing are being amortized over the life of the related borrowings. The unamortized balance was $123,000 as of September 30, 1998.

ADVERTISING EXPENSES

    Advertising costs are charged to expense as incurred.

USE OF ESTIMATES

    Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.

RECLASSIFICATIONS

    Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

STOCK SPLIT

    On December 3, 1997, the Company declared a five for four stock split distributable on December 26, 1997 to shareholders of record on December 15, 1997. Accordingly, all references in the consolidated financial statements and accompanying notes related to per share amounts, average shares outstanding and shareholders' equity have been adjusted retroactively to reflect the five for four stock split. Stock splits are accounted for through the reduction of paid-in capital at the par value of the shares issued.

INCOME TAXES

   The components of the provision for income taxes consist of the following:

                                                        1998           1997           1996
                                                 -----------------------------------------
Current:
   Federal                                       $ 8,109,000     $7,853,000     $5,873,000
   State                                           1,600,000      1,415,000      1,670,000
Deferred                                           1,516,000        157,000        382,000
                                                 -----------------------------------------
Total income taxes                               $11,225,000     $9,425,000     $7,925,000
                                                 -----------------------------------------

    The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

                                                        1998           1997           1996
                                                 -----------------------------------------
Tax at U.S. statutory rates                      $10,825,000     $8,951,000     $7,327,000
State income taxes, net of federal tax benefit     1,040,000        920,000      1,086,000
Employer's FICA tax credit                          (477,000)      (382,000)      (384,000)
Jobs tax credit                                     (163,000)       (29,000)       (13,000)
Other                                                     --        (35,000)       (91,000)
                                                 -----------------------------------------
Total income taxes                               $11,225,000     $9,425,000     $7,925,000
                                                 -----------------------------------------

   Income taxes paid totaled $10,129,000 in 1998, $8,202,000 in 1997 and
$6,044,000 in 1996.

   Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences are expected to reverse. The components of the Company's net deferred tax (liability) asset consist of the following:

                                                        1998           1997
                                                 --------------------------
Deferred tax assets:
   Insurance reserves                            $ 1,434,000    $ 1,914,000
   Capital leases                                    654,000        797,000
   Other                                           1,514,000      1,222,000
                                                 --------------------------
       Total deferred tax assets                   3,602,000      3,933,000
                                                 --------------------------
Deferred tax liabilities:
   Depreciation                                    3,254,000      2,270,000
   Restaurant pre-opening costs                      986,000        767,000
   Other                                             112,000        130,000
                                                 --------------------------
     Total deferred tax liabilities                4,352,000      3,167,000
                                                 --------------------------
Net deferred tax asset (liability)                  (750,000)       766,000
Less current portion                               1,135,000      1,971,000
                                                 --------------------------
Long-term liability                              $(1,885,000)   $(1,205,000)
                                                 --------------------------

LEASED ASSETS AND LEASE COMMITMENTS

                                                                             1998           1997
                                                                       -------------------------
Leased property under capital leases, less accumulated amortization
   of $8,084,607 in 1998 and $9,722,025 in 1997                        $2,188,983     $2,710,269
Long-term portion of net investment in direct financing leases            779,061      1,208,032
                                                                       -------------------------
Net leased property                                                    $2,968,044     $3,918,301
                                                                       -------------------------

   The Company leases certain of its physical facilities under non-cancelable lease agreements. Steak n Shake restaurant leases typically have initial terms of eighteen to twenty-five years and renewal terms aggregating twenty years or more and Consolidated Specialty Restaurant leases typically have terms of ten to fifteen years and three five-year renewal terms. These leases require the subsidiaries to pay real estate taxes, insurance and maintenance costs. Certain leased facilities which are no longer operated by the subsidiaries, but have been subleased to third parties, are classified as non-operating properties in the table below of minimum future rental payments. Minimum future rental payments have not been reduced by minimum sublease rentals of $1,522,000 related to capital leases and $1,127,000 related to operating leases receivable in the future under non-cancelable subleases.

   At September 30, 1998, obligations under non-cancelable capital leases and operating leases (excluding real estate taxes, insurance and maintenance costs) require the following minimum future rental payments:

                                                   Capital Leases (000's)            Operating Leases (000's)
                                                   ----------------------            ------------------------
                                                               Non-                                      Non-
                                             Operating    Operating                  Operating      Operating
Year                                          Property     Property        Total      Property       Property
                                             ----------------------------------------------------------------
1999                                            $1,312       $  572       $1,884     $  12,919        $   399
2000                                             1,133          517        1,650        12,532            358
2001                                               836          350        1,186        12,232            245
2002                                               657           99          756        12,073             83
2003                                               555           --          555        11,917             14
After 2003                                         966           --          966       116,639             28
                                             -----------------------------------     ------------------------
Total minimum future rental payments             5,459        1,538        6,997     $ 178,312        $ 1,127
Less amount representing interest                1,427          261        1,688
                                             -----------------------------------
Total obligations under capital leases           4,032        1,277        5,309
Less current portion                               874          435        1,309
                                             -----------------------------------
Long-term obligations under capital leases      $3,158       $  842       $4,000
                                             -----------------------------------

   During 1998 and 1997, the Company received net proceeds of $30,871,822 involving twenty-seven properties, and $11,534,362 involving ten properties, respectively, from sale and leaseback transactions. Since these leases are classified as operating, any related gains on the transactions have been deferred and are being amortized in proportion to the related gross rental charged to expense over the eighteen-year lease terms.

   Direct financing leases resulted from subleasing certain of the aforementioned leased facilities and the leasing of certain Company-owned facilities identified for disposal. Net investment in direct financing leases consists of:

                                                          1998             1997
                                                    ---------------------------
Total minimum lease payments to be received         $1,521,651       $2,188,085
Less unearned income                                   358,677          626,113
                                                    ---------------------------
Net investment in direct financing leases            1,162,974        1,561,972
Less current portion included in receivables           383,913          353,940
                                                    ---------------------------
Long-term net investment                            $  779,061       $1,208,032
                                                    ---------------------------

   At September 30, 1998, minimum annual lease payments on direct financing leases are receivable as follows: 1999-$556,000; 2000-$508,000; 2001-$356,000;
and 2002-$101,000.

DEBT

REVOLVING CREDIT AGREEMENT

    The Company's $30,000,000 Revolving Credit Agreement matures in December 1999 and bears interest at a rate based on LIBOR plus 75 basis points or the prime rate, at the election of the Company. The line of credit includes an option for conversion into a five-year term loan with a ten-year amortization schedule. There were no outstanding borrowings under the Revolving Credit Agreement as of September 30, 1998.

SENIOR NOTE

    The Company had utilized $30,000,000 under its $50,000,000 ten-year Senior Note Agreement and Private Shelf Facility (the "Senior Note Agreement"). Consequently, the Company has borrowings of $20,000,000 available under the Senior Note Agreement over the period ending April 28, 2000, at interest rates based upon market rates at the time of borrowings. As of September 30, 1998, outstanding borrowings under the Senior Note Agreement had an average interest rate of 7.4% and the amounts maturing subsequent to fiscal 1998 in each of the five years ending September 30 are as follows: 1999--$1,306,000 2000--$2,734,000; 2001--$3,960,000; 2002--$3,960,000; 2003--$4,322,000. The
Senior Note Agreement is unsecured and contains restrictions which, among other things, require the Company to maintain certain financial ratios.

    Interest capitalized in connection with financing additions to property and equipment amounted to $672,000 and $694,000 in fiscal 1998 and 1997, respectively. Interest paid on all debt amounted to $2,938,000 in 1998, $3,559,000 in 1997 and $3,532,000 in 1996.

    The carrying amounts reported in the consolidated balance sheet of debt do not materially differ from their fair market value at September 30, 1998.

ACCRUED EXPENSES

                                                            1998            1997
                                                    ----------------------------
    Salaries and wages                              $  7,454,917     $ 5,670,898
    Insurance                                          3,415,840       5,979,720
    Income taxes                                       1,550,154       2,159,286
    Property taxes                                     3,771,869       2,843,551
    Other                                              5,862,549       5,513,622
                                                    ----------------------------
                                                    $ 22,055,329     $22,167,077
                                                    ----------------------------

DEFERRED TAXES AND CREDITS

                                                            1998            1997
                                                    ----------------------------
    Income taxes                                    $  1,885,000     $ 1,205,000
    Gain on sale and leaseback transactions            1,966,091         962,917
                                                    ----------------------------
                                                    $  3,851,091     $ 2,167,917
                                                    ----------------------------

CAPITAL APPRECIATION PLANS

    The Capital Appreciation Plans established in 1994 and 1997 provide for tandem awards of Common Stock (restricted shares) and book units up to 199,650 and 412,500 shares and related units, respectively. These awards are restricted for a period of three years and are returnable to the Company if the grantee is not employed (except for reasons of retirement, permanent disability or death) by the Company at the end of the period. The stock is valued at 100% of market value at the date of grant, and the book units, which are granted in an equal number to the shares of stock, provide for a cash payment at the end of the three-year period equal to the sum of the net change in book value per share and the common stock dividends paid per share during the period, as adjusted for stock dividends/splits. The total value of the stock grant (based upon market value at the date of the grant) is debited to unamortized value of restricted shares and amortized to compensation expense ratably over the three-year period. The total number of shares and book units granted under the 1994 and 1997 Plans for which restrictions have not lapsed was 244,350 at September 30, 1998; 189,104 at September 24, 1997 and 193,435 at September 25, 1996. At September 30, 1998, 254,362 shares were reserved for future grants. The average remaining period for which restrictions had not lapsed at September 30, 1998 was 1.79 years. The amount charged to expense under the Plans was $1,169,000 in 1998; $846,000 in 1997, and $701,000 in 1996.

STOCK OPTION PLANS

EMPLOYEE STOCK OPTION PLAN

   In February 1997, the shareholders approved the 1997 Employee Stock Option Plan ("the 1997 Plan"), which provides for the granting of 687,500 stock options. The 1997 Plan provides for the issuance of stock options exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant. Options were granted under the 1997 Plan to officers and key employees selected by the Stock Option Committee. As of September 30, 1998, 143,293 options have been granted under the 1997 Plan and 29,173 are exercisable.

    The 1995 Employee Stock Option Plan ("the 1995 Plan"), provides for the granting of 499,125 stock options. Options granted under the 1995 Plan are primarily incentive stock options exercisable on the same terms as the 1997 Plan. Options were granted under the 1995 Plan to officers and key employees selected by the Stock Option Committee. At September 30, 1998, 499,115 options have been granted under the 1995 Plan and 276,869 are exercisable.

    The 1992 Employee Stock Option Plan ("the 1992 Plan"), provides for the granting of 366,025 stock options. Options granted under the 1992 Plan are primarily incentive stock options exercisable on the same terms as the 1995 Plan. The options expire five years from the date of grant. Options were granted under the 1992 Plan to officers and key employees selected by the Stock Option Committee. All options have been granted under the 1992 Plan and 120,996 are exercisable.

    As of September 24, 1997, 719,718 options were available for grant and 418,275 options were exercisable. The following table summarizes the changes in options outstanding and related average prices under the 1997, 1995 and 1992
Plans:

                                                                     Weighted
                                                                      Average
                                                     Shares             Price
                                                   --------------------------
Outstanding at September 27, 1995                   842,136           $  4.92
     Fiscal 1996 Activity:
          Granted                                   142,456             11.80
          Exercised                                (249,338)             3.03
          Canceled                                   (6,122)             6.61
                                                   ---------
Outstanding at September 25, 1996                   729,132              6.97
     Fiscal 1997 Activity:
          Granted                                   168,644             11.86
          Exercised                                (168,681)             4.10
          Canceled                                  (11,776)             8.46
                                                   ---------
Outstanding at September 24, 1997                   717,319              8.77
     Fiscal 1998 Activity:
          Granted                                   187,272             19.55
          Exercised                                (169,164)             5.34
          Canceled                                  (11,773)            11.77
                                                   ---------
Outstanding at September 30, 1998                   723,658           $ 12.31
                                                   ---------

NONEMPLOYEE DIRECTOR STOCK OPTION PLANS

    The Company's 1994, 1995, 1996, 1997 and 1998 Nonemployee Director Stock Option Plans provide for the grant of nonqualified stock options at a price equal to the fair market value of the Common Stock on the date of the grant. Options outstanding under each Plan are exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant.

    An aggregate of 49,414 shares of Common Stock are reserved for the grant of options under the 1994 Plan. At September 30, 1998, all of the options authorized under the 1994 Plan have been granted at a price of $5.40 and are exercisable. No options have been canceled and 40,263 shares have been exercised since the inception of the 1994 Plan.

    An aggregate of 41,594 shares of Common Stock are reserved for the grant of options under the 1995 Plan. At September 30, 1998, all of the options authorized under the 1995 Plan have been granted at a price of $6.07 of which 33,275 are exercisable. No options have been canceled or exercised since the inception of the 1995 Plan.

    An aggregate of 22,688 shares of Common Stock are reserved for the grant of options under the 1996 Plan. At September 30, 1998, all of the options authorized under the 1996 Plan have been granted at a price of $10.58 of which 13,615 are exercisable. No options have been canceled or exercised since the inception of the 1996 Plan.

    An aggregate of 24,750 shares of Common Stock are reserved for the grant of options under the 1997 Plan. At September 30, 1998, all of the options authorized under the 1997 Plan have been granted at an average price of $11.65 of which 10,313 are exercisable. No options have been canceled or exercised since the inception of the 1997 Plan.

    An aggregate of 18,750 shares of Common Stock are reserved for the grant of options under the 1998 Plan. At September 30, 1998, all of the options authorized under the 1998 Plan have been granted at an average price of $15.40 of which 3,750 are exercisable. No options have been canceled or exercised since the inception of the 1998 Plan.

   The following table summarizes information about the exercise price for stock options outstanding at September 30, 1998 under the employee and nonemployee director stock option plans.

                                         Options Outstanding             Options Exercisable
                                         -------------------             -------------------
                                       Weighted
                                        Average       Weighted                            Weighted
   Range of           Number           Remaining       Average         Number              Average
   Exercise       Outstanding at      Contractual     Exercise      Exercisable at        Exercise
    Prices      September 30, 1998       Life           Price     September 30, 1998        Price
   -------------------------------------------------------------------------------------------------
   $ 5 - $10         299,914          1.21 years       $ 7.19          260,038             $ 7.07
   $10 - $15         336,646          3.14 years       $11.76          170,988             $11.81
   $15 - $20         165,945          4.49 years       $18.68           52,025             $18.49
   $20 - $22          38,090          4.61 years       $21.30           14,090             $21.06
   -------------------------------------------------------------------------------------------------
   $ 5 - $22         840,595          2.79 years       $11.93          497,141             $10.29


EMPLOYEE STOCK PURCHASE PLAN

    In February 1993, the shareholders approved a tax-qualified Employee Stock Purchase Plan, providing for a maximum of 91,506 shares of Common Stock per year for five years. In February 1998, the shareholders approved an amendment to the Employee Stock Purchase Plan providing for a maximum of 112,500 shares of Common Stock per year for an additional five years. Unissued shares in any given year are carried forward and are available to increase the annual maximum. The Plan is available to all eligible employees of the Company and its subsidiaries as determined by the Board of Directors and has a calendar plan year. Employees are able to purchase shares of Common Stock each year through payroll deductions from 2% to 10% of compensation up to a maximum allowable fair market value of $10,000 or 1,000 shares per year, whichever is less. The purchase price will be the lesser of 85% of the market price, as defined, on the first or last trading day of the plan year. During fiscal 1998 and fiscal 1997, 83,582 shares and 80,483 shares, respectively, were purchased and issued to employees.

STOCK-BASED COMPENSATION

    The Company measures stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" requires that the Company disclose pro forma information regarding net earnings and earnings per share as if the Company has accounted for its employee stock awards, consisting of stock options and stock issued pursuant to the Employee Stock Purchase Plan, granted subsequent to September 28, 1995, under the fair value method as defined by that statement. The fair value for these awards was estimated at the date of grant using a Block-Scholes option pricing model with the following assumptions for fiscal 1998 and 1997: volatility factor of the expected market price of the Company's common stock of .32 in 1998 and .34 in 1997; expected option lives of 1-5 years; cash dividend yield of 0.0%; and a risk-free interest rate of 5.5% in 1998 and 6.0% in 1997.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a single reliable measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options discussed below are amortized to expense over the related vesting period. Because compensation expense is recognized over the vesting period, the initial impact on pro forma net earnings may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected. The Company's pro forma information giving effect to the estimated compensation expense related to stock-based compensation is as follows:

                                                   1998                1997
                                                -----------        -----------
Net earnings as reported                        $19,702,699        $16,148,831
Less pro forma compensation expense                 931,449            547,985
                                                -----------        -----------
Pro forma net earnings                          $18,771,250        $15,600,846
                                                -----------        -----------
Diluted earnings per share as reported          $       .74        $       .65
Pro forma diluted earnings per share            $       .71        $       .63


RELATED PARTY TRANSACTIONS

    Kelley & Partners, Ltd. owned 1,729,667 shares, or 8.2%, of the Company at September 30, 1998. Additionally, certain of the partners, who also serve as officers and/or directors of the Company, collectively controlled 2,416,603 shares, or 11.5% of the Company's outstanding stock at September 30, 1998.

NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No.128, "Earnings Per Share." Statement No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. Diluted earnings per share is very similar to the previously reported primary earnings per share. All earnings per share amounts have been presented and, where necessary, have been restated to conform to the requirements of Statement No. 128.

     Diluted earnings per common and common equivalent share are computed by dividing net earnings by the weighted average number of common shares outstanding and common equivalent shares. Common equivalent shares include shares subject to purchase under stock options.

     The following table presents information necessary to calculate basic and diluted earnings per common and common equivalent share (adjusted for the five for four stock split declared in December 1998):

                                                           1998           1997           1996
                                                   ------------------------------------------
Weighted average shares outstanding - basic          26,100,398     24,424,936     23,728,630
Share equivalents                                       470,459        426,714        521,830
                                                   ------------------------------------------
Weighted average shares and equivalents - diluted    26,570,857     24,851,650     24,250,460
                                                   ------------------------------------------

Net earnings for basic and diluted earnings per
share computation                                   $19,702,699    $16,148,831    $13,009,127
                                                   ------------------------------------------

SUBSEQUENT EVENT-STOCK SPLIT

    On December 1, 1998, the Company declared a five for four stock split distributable on December 28, 1998 to shareholders of record on December 14, 1998. Accordingly, all references in the consolidated financial statements related to per share amounts, average shares outstanding and shareholders' equity have been adjusted retroactively to reflect the five for four stock split. Notes to the consolidated financial statements related to Capital Appreciation Plans, Stock Option Plans, Employee Stock Purchase Plan and Related Party Transactions have not been adjusted to reflect the effect of the five for four stock split.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                      QUARTER(1)
                                              FIRST            SECOND             THIRD           FOURTH
                                       -----------------------------------------------------------------
1998
Revenues                               $ 65,169,897      $ 91,140,048      $ 72,533,128      $ 84,000,242
Costs and Expenses                     $ 58,990,981      $ 83,460,487      $ 64,130,890      $ 75,333,258
Earnings Before Income Taxes           $  6,178,916      $  7,679,561      $  8,402,238      $  8,666,984
Net Earnings                           $  3,923,916      $  4,874,561      $  5,322,238      $  5,581,984
Net Earnings Per Common and
Common Equivalent Share(2)(3)          $        .15      $        .18      $         .20     $        .21

1997
Revenues                               $ 55,599,303      $ 78,235,708      $ 65,724,712      $ 68,624,694
Costs and Expenses                     $ 50,430,098      $ 71,992,453      $ 58,489,081      $ 61,698,954
Earnings Before Income Taxes           $  5,169,205      $  6,243,255      $  7,235,631      $  6,925,740
Net Earnings                           $  3,229,205      $  3,803,255      $  4,555,631      $  4,560,740
Net Earnings Per Common and
Common Equivalent Share(2)(3)          $        .13      $        .15      $        .18      $        .18


(1) The Company's fiscal year includes quarters consisting of 12, 16, 12 and 12 weeks, respectively, except for 1998 which has 13 weeks in the fourth quarter due to it being a 53 week year.

(2) All financial data regarding per share amounts have been restated to conform to the requirements of Statement of Financial Accounting Standards No. 128, "Earnings per Share."

(3) All financial data regarding per share amounts have been adjusted to reflect the five for four stock split declared in December 1998.

MANAGEMENT'S REPORT
--------------------------------------------------------------------------------
Consolidated Products, Inc.
MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

    The management of Consolidated Products, Inc. is responsible for the preparation, integrity and objectivity of the Company's financial statements and the other financial information in this report. The financial statements were prepared in conformity with generally accepted accounting principles and reflect in all material respects the Company's results of operations and the financial position for the periods shown based upon management's best estimates and judgments.

    In addition, management maintains internal control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such systems should not exceed the benefits to be derived. We believe the Company's systems provide the appropriate balance. The effectiveness of the control systems is supported by the selection and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility and a strong budgetary system of control.

    Ernst & Young LLP, independent auditors, has been engaged to express an opinion regarding the fair presentation of the Company's financial condition and operating results. As part of their audit of the Company's financial statements, Ernst & Young LLP considered the Company's system of internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

    The Audit Committee of the Board of Directors, which is composed of four outside directors, serves in an oversight role to assure the integrity and objectivity of the Company's financial reporting process. The Committee meets periodically with representatives of management and the independent auditors to review matters of a material nature related to auditing, financial reporting, internal accounting controls and audit results. The independent auditors have free access to the Audit Committee. The Committee is also responsible for making recommendations to the Board of Directors concerning the selection of the independent auditors.

            /s/ Alan B. Gilman                 /s/ James W. Bear
            PRESIDENT AND                      SENIOR VICE PRESIDENT
            CHIEF EXECUTIVE OFFICER            AND CHIEF FINANCIAL OFFICER


REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
Shareholders and Board of Directors
Consolidated Products, Inc.

   We have audited the accompanying consolidated statements of financial position of Consolidated Products, Inc. as of September 30, 1998 and September 24, 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Products, Inc. at September 30, 1998 and September 24, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP
   Indianapolis, Indiana
   November 25, 1998
   except for the stock split described
   on page 41, as to which the date is
   December 1, 1998.