Form 10-K, Exhibit 13
period 2000-09-27
CONSOLIDATED PRODUCTS INC /IN/
filed 2000-12-22
CIK 93859

EXHIBIT 13.01 - ANNUAL REPORT TO SHAREHOLDER FOR THE YEAR ENDED
SEPTEMBER 27, 2000

SELECTED FINANCIAL AND OPERATING DATA (UNAUDITED)
Consolidated Products, Inc.
(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                            2000           1999            1998          1997           1996
----------------------------------------------------------------------------------------------------------------------------
                                                                                   (53 weeks)
Statement of Earnings Data(2):
   Revenues                                            $ 408,686      $ 350,879       $ 295,944     $ 251,412      $ 211,777
Earnings from continuing operations before
     pre-opening costs, interest, income
     taxes and cumulative effect of
     change in accounting                              $  40,589      $  39,581       $  37,984     $  33,284      $  27,836
Earnings from continuing operations
     before cumulative effect of
     change in accounting                              $  22,309      $  19,882(1)(3) $  20,921     $  16,934      $  13,806
   Discontinued operations                             $  (3,715)(2)  $  (1,169)      $  (1,218)    $    (785)     $    (797)
   Cumulative effect of change in accounting for
     pre-opening costs                                 $      --      $  (1,751)(3)   $      --     $      --      $      --
   Net earnings                                        $  18,594      $  16,962       $  19,703     $  16,149      $  13,009

Per Share Data(2):
   Basic Earnings Per Common and Common
   Equivalent Share:
     From continuing operations before cumulative
       effect of change in accounting                  $     .76      $     .68(3)    $     .73     $     .63      $     .53
      Discontinued operations                               (.13)(2)       (.04)           (.04)         (.03)          (.03)
     Cumulative effect of change in accounting
       for pre-opening costs                                               (.06)(3)          --            --             --
                                                       ---------------------------------------------------------------------
     Basic earnings per share                          $     .63      $     .58       $     .69     $     .60      $     .50
                                                       ---------------------------------------------------------------------

   Diluted Earnings Per Common and
   Common Equivalent Share:
     From continuing operations before cumulative
       effect of change in accounting                  $     .76      $     .67(3)    $     .71     $     .62      $     .52
   Discontinued operations                                  (.13)(2)       (.04)           (.04)         (.03)          (.03)
   Cumulative effect of change in accounting for
       pre-opening costs                                                   (.06)(3)          --            --             --
                                                       ---------------------------------------------------------------------
     Diluted earnings per share                        $     .63      $     .57       $     .67     $     .59      $     .49
                                                       ---------------------------------------------------------------------

Diluted Weighted Average
   Shares and Share Equivalents (in thousands)            29,339         29,579          29,228        27,337         26,676

Statement of Financial Position Data(2):
   Total assets                                        $ 240,767      $ 210,472       $ 190,181     $ 168,294      $ 131,416
   Long-term debt:
     Obligations under capital leases                  $   1,839      $   2,748       $   4,000     $   5,376      $   6,957
     Revolving line of credit                          $  12,695      $      --       $      --     $      --      $   4,000
     Senior note                                       $  25,522      $  24,482       $  27,216     $  29,261      $  25,000
   Shareholders' equity                                $ 152,108      $ 135,467       $ 115,350     $  92,950      $  57,829

SELECTED FINANCIAL AND OPERATING DATA (UNAUDITED)
Consolidated Products, Inc.
(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                            2000           1999            1998          1997           1996
----------------------------------------------------------------------------------------------------------------------------
                                                                                   (53 weeks)
Other Data(2) (4):
Systemwide Sales(1):
   Company                                             $ 402,509      $ 344,885       $ 289,965     $ 245,505      $ 206,115
   Franchise                                              86,454         80,381          79,960        72,642         62,600
                                                       ---------------------------------------------------------------------
                                                       $ 488,963      $ 425,266       $ 369,925     $ 318,147      $ 268,715
                                                       ---------------------------------------------------------------------
Number of Restaurants:
   Steak n Shake:
     Company-operated                                        313            278             233           194            161
     Franchised                                               54             50              51            55             47
                                                       ---------------------------------------------------------------------
                                                             367            328             284           249            208

Number of Employees                                       18,000         16,000          14,000        12,000         10,500

Number of Shareholders                                    12,127         12,236           7,922         6,292          4,655

(1) IN THE SECOND QUARTER OF FISCAL 1999, THE COMPANY RECORDED A NONRECURRING CHARGE OF $1,040,000, NET OF INCOME TAXES, RELATED TO THE SETTLEMENT OF A LAWSUIT.
(2) IN SEPTEMBER 2000, THE COMPANY ANNOUNCED ITS DECISION TO DISPOSE OF THE SPECIALTY RESTAURANT SEGMENT OF THE BUSINESS COMPRISED OF ITS CONSOLIDATED SPECIALTY RESTAURANTS, INC. SUBSIDIARY, WHICH OPERATED 11 SPECIALTY CASUAL DINING RESTAURANTS, PRIMARILY COLORADO STEAKHOUSES. ACCORDINGLY, THE COMPANY RECORDED A ONE-TIME CHARGE FOR THE LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS OF $3,750,000, ($2,400,000 NET OF INCOME TAXES OR $.08 PER DILUTED SHARE), IN THE FOURTH QUARTER. THE LOSS FROM THE OPERATIONS OF THE SPECIALTY RESTAURANTS AND THE LOSS ON DISPOSAL OF THE DISCONTINUED OPERATIONS ARE REPORTED AS A DISCONTINUED OPERATION IN FISCAL 2000. THE LOSS FROM OPERATIONS AND THE ESTIMATED LOSS ON DISPOSAL, NET OF APPLICABLE INCOME TAXES, ARE SHOWN BELOW EARNINGS FROM CONTINUING OPERATIONS. AMOUNTS FOR 1999, 1998, 1997 AND 1996 DIFFER FROM PREVIOUSLY REPORTED AMOUNTS SINCE THE RESULTS OF THE SPECIALTY RESTAURANT BUSINESS HAVE BEEN REFLECTED AS DISCONTINUED OPERATIONS (SEE THE DISCONTINUED OPERATIONS FOOTNOTE).
(3) DURING 1999, THE COMPANY ADOPTED THE PROVISIONS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS STATEMENT OF POSITION 98-5, "REPORTING ON THE COSTS OF START-UP ACTIVITIES" RETROACTIVE TO THE FIRST QUARTER OF FISCAL 1999. THIS NEW ACCOUNTING STANDARD REQUIRED THE COMPANY TO EXPENSE ALL PRE-OPENING COSTS AS THEY WERE INCURRED. THE COMPANY PREVIOUSLY DEFERRED SUCH COSTS AND AMORTIZED THEM OVER THE ONE-YEAR PERIOD FOLLOWING THE OPENING OF EACH RESTAURANT. THE CUMULATIVE EFFECT OF THIS ACCOUNTING CHANGE, NET OF INCOME TAX BENEFIT, WAS $1.8 MILLION ($0.06 PER DILUTED SHARE). THE EFFECT OF THE ADOPTION OF THE NEW ACCOUNTING STANDARD WAS A REDUCTION IN THE COMPANY'S EARNINGS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR FISCAL 1999 OF APPROXIMATELY $1.9 MILLION ($0.06 PER DILUTED SHARE).
(4) DATA PRESENTED IS NOT REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BUT PROVIDES AN IMPORTANT MEASURE OF COMPANY PERFORMANCE.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Consolidated Products, Inc.
(YEARS ENDED SEPTEMBER 27, 2000, SEPTEMBER 29, 1999 AND SEPTEMBER 30, 1998)

     In the following discussion, the term "same store sales" refers to the sales of only those units open for at least six months prior to the beginning of the periods being compared and which remained open through the end of the fiscal period.
     In September 2000, the Company announced its decision to dispose of the Specialty Restaurant segment of the business comprised of Consolidated Specialty Restaurants, Inc. (CSR). The Company has reported the disposal of the Specialty Restaurant segment as a disposal of a segment of the business and has reported it as a discontinued operation in accordance with APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The loss from operations and the estimated loss on disposal, net of applicable income taxes, are shown below Earnings from Continuing Operations. In addition, all amounts relating to CSR have been reclassified to discontinued operations for all years presented.
     In 1999, the Company adopted the provisions of American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities ("SOP 98-5") retroactive to the first quarter of fiscal 1999. This new accounting standard required the Company to expense all pre-opening costs as they are incurred. The Company previously deferred such costs and amortized them over the one-year period following the opening of each restaurant.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of items included in the Company's consolidated statements of earnings for the periods indicated:


                                                                                  2000            1999             1998
                                                                                ----------------------------------------
                                                                                                              (53 weeks)
Revenues
   Net sales                                                                      98.5%           98.3%            98.0%
   Franchise fees                                                                   .9             1.0              1.1
   Other, net                                                                       .6              .7               .9
                                                                                ----------------------------------------
                                                                                 100.0           100.0            100.0
                                                                                ----------------------------------------
Costs and Expenses
   Cost of sales                                                                  24.1(1)         24.8(1)          24.8(1)
   Restaurant operating costs                                                     48.7(1)         47.0(1)          46.0(1)
   General and administrative                                                      7.5             7.2              7.7
   Depreciation and amortization                                                   3.8             3.7              3.8
   Rent                                                                            4.1             3.8              3.2
   Marketing                                                                       3.0             2.9              3.1
   Interest                                                                         .3              .4               .6
                                                                                ----------------------------------------
Earnings from Continuing Operations Before Income Taxes,
   Cumulative Effect of Change in Accounting,
   Pre-opening Costs and Settlement of Litigation                                  9.6            11.3             12.2
   Pre-opening costs                                                               1.1             2.1(3)           1.1
   Settlement of litigation                                                       --                .5             --
                                                                                ----------------------------------------
Earnings from Continuing Operations Before Income Taxes
   and Cumulative Effect of Change In Accounting                                   8.5             8.7             11.1
Income Taxes                                                                       3.0             3.1              4.0
                                                                                ----------------------------------------
Earnings from Continuing Operations Before Cumulative
   Effect of Change in Accounting                                                  5.5             5.6              7.1
Discontinued Operations:
   Loss from operations, net of income taxes                                      (0.3)(2)        (0.3)(2)         (0.4)(2)
   Loss on disposal, including provision of $818,000, for operating
       losses during phase-out period, net of income taxes                        (0.6)(2)        --                  --
                                                                                ----------------------------------------
Earnings Before Cumulative Effect of Change In Accounting                          4.6             5.3              6.7
Cumulative Effect of Change in Accounting for
   Pre-opening Costs, Net of Income Taxes                                         --               (.5)(3)           --
                                                                                ----------------------------------------

Net Earnings                                                                       4.6%            4.8%             6.7%
                                                                                ----------------------------------------

(1) Cost of sales and restaurant operating costs are expressed as a percentage of net sales.
(2) See the following discussion regarding Discontinued Operations.
(3) During 1999, the Company adopted the provisions of SOP 98-5, retroactive to the first quarter of fiscal 1999. This new accounting standard required the Company to expense all pre-opening costs as they were incurred. The company previously deferred such costs and amortized them over the one-year period following the opening of each restaurant. The cumulative effect of this accounting change, net of income tax benefit, was $1.8 million ($0.06 per diluted share). The effect of the adoption of the new accounting standard was a reduction in the Company's earnings before cumulative effect of change in accounting for fiscal 1999 of approximately $1.9 million ($0.06 per diluted share).

COMPARISON OF CONTINUING OPERATIONS:

YEAR ENDED SEPTEMBER 27, 2000 TO YEAR ENDED SEPTEMBER 29, 1999

REVENUES
     Net sales increased $57,624,000 to $402,509,000, or 16.7%, due to a 13%
increase in the number of Company-operated Steak n Shake restaurants and a 3.0% increase in same store sales. The number of Company-operated Steak n Shake restaurants increased to 313 at September 27, 2000 as compared to 278 at September 27, 1999. The increase in same store sales was attributable to an increase in check average as customer counts were flat. Steak n Shake initiated price increases of approximately 1.2% and 2.4% in the second and third quarters of fiscal 2000, respectively.

COSTS AND EXPENSES
     Cost of sales increased $11,526,000, or 13.5%, as a result of sales increases. As a percentage of net sales, cost of sales decreased to 24.1% from 24.8%, primarily as a result of menu price increases.
     Restaurant operating costs increased $33,840,000, or 20.9%, due to increased labor costs and other operating costs resulting primarily from the higher sales volume and an increase in manager training costs over the prior year. Restaurant operating costs, as a percentage of net sales, increased to 48.7% from 47.0%. The higher labor costs were the result of a 4.4% increase in wage rates arising from tight labor markets. The increase in manager staffing and training costs results from the Company's significantly intensified manager recruiting programs. The goal of the recruiting effort is to increase the Company's restaurant management quality and staffing levels, thereby providing the management bench strength to support the Company's growth program. The Company's recruiting efforts are focused on identifying growth employees from within for promotion to restaurant manager positions, as well as, college-based recruiting. The increased depth in management staffing will also enhance the Company's ability to deliver dining experiences that exceed customers' expectations and reduce employee turnover.
     General and administrative expenses increased $5,139,000, or 20.2%. The increase in expenses was primarily attributable to personnel related costs, which included costs related to additional staffing in connection with the Company's growth program, and other costs resulting from the increased number of restaurants. In addition, the Company experienced higher expenses related to the significantly intensified manager recruiting programs. As a percentage of revenues, general and administrative expenses increased to 7.5% from 7.2%.
     The $2,390,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 1999.
     Rent expense increased $3,360,000, or 25.1%, as a result of the Company using sale/leaseback financing to fund its growth and a net increase in the number of other leased properties, including leases related to the five franchised Steak n Shake units purchased in 1999. Proceeds from sale/leaseback transactions aggregated $18,453,000 and $19,619,000 in 2000 and 1999, respectively.
     Marketing expense increased $2,144,000, or 20.8%. As a percentage of revenues, marketing expense increased to 3.0% from 2.9%. Marketing expenses increased primarily due to higher television media costs related to additional television markets, a direct mail program and higher television production costs, print costs and outdoor media costs. Television costs increased due to the introduction of television in the Chicago, IL and Columbus, OH markets and the introduction of cable television in Florida.
     Pre-opening costs decreased in fiscal 2000 due to a significant decrease in the average cost to open a new unit and through fewer openings in 2000.
The decrease in the average cost to open a new unit is primarily the result of now having an established base of restaurants in the Cleveland, Detroit, Kansas City and South Florida markets, thereby eliminating the need to bring employees in from other Steak n Shake markets to assist in the opening of new restaurants. Increased budgetary controls surrounding new unit openings also contributed to this reduction.
     The Company recorded a nonrecurring charge of $1,600,000 in the second quarter of fiscal 1999 related to the settlement of a lawsuit with the Pepsi-Cola Company ("Pepsi").

INCOME TAXES
     The Company's effective income tax rate as a percentage of earnings before income taxes increased to 35.3% from 35.0% principally as a result of higher state income taxes. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

EARNINGS FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
     Earnings from continuing operations before cumulative effect of change in accounting increased 12.2% to $22,309,000.

DISCONTINUED OPERATIONS

     In September 2000, the Company announced its decision to dispose of the Specialty Restaurants segment of the business comprised of its Consolidated Specialty Restaurants, Inc. subsidiary, (CSR) which operated 11 specialty casual dining restaurants, primarily Colorado Steakhouses. Accordingly, the Company recorded a one-time charge for the estimated loss on disposal of discontinued operations of $3,750,000, ($2,400,000 net of income taxes or $.08 per diluted share), in the fourth quarter. The loss from the operations and the estimated loss on disposal of the discontinued operations of the Specialty Restaurants are reported as a discontinued operation in fiscal 2000. The loss from operations and the estimated loss on disposal, net of applicable income taxes, are shown below Earnings from Continuing Operations. In addition, all amounts relating to CSR have been reclassified to discontinued operations for all years presented. See the Discontinued Operations footnote to the consolidated financial statements for further information.

COMPARISON OF YEAR ENDED SEPTEMBER 29, 1999 TO YEAR ENDED SEPTEMBER 30, 1998 (53 WEEKS)

REVENUES
     Net sales increased $54,920,000 to $344,885,000, or 18.9%, due to a 19%
increase in the number of Company-operated Steak n Shake restaurants and a 4.0% increase in same store sales. Exclusive of the extra week of sales in 1998, net sales increased $60,046,000, or 20.0%. The number of Company-operated Steak n Shake restaurants increased to 278 at September 29, 1999 as compared to 233 at September 30, 1998. The increase in same store sales was attributable to a 3.0% increase in check average and a 1.0% increase in customer counts. Steak n Shake initiated price increases of approximately 1.0% and 3.0% in the second and fourth quarters of fiscal 1999, respectively. Steak n Shake same store sales improved each quarter during fiscal 1999 with the fourth quarter same store sales being up 4.9%.

COSTS AND EXPENSES
     Cost of sales increased $13,503,000, or 18.8%, as a result of sales increases. As a percentage of net sales, cost of sales remained constant at 24.8%, primarily as a result of menu price increases.
     Restaurant operating costs increased $28,706,000, or 21.5%, due to increased labor costs and other operating costs resulting primarily from the higher sales volume and an increase in manager training costs over the prior year. Restaurant operating costs, as a percentage of net sales, increased to 47.0% from 46.0%. The higher labor costs were the result of a 5.6% increase in wage rates arising from tight labor markets. The increase in manager training costs of $1,100,000 results from the Company's significantly intensified manager recruiting programs. The goal of the recruiting effort is to increase the Company's restaurant management quality and staffing levels to 105% staffed, thereby providing the management bench strength to support the Company's growth program. The Company's recruiting efforts are focused on identifying growth employees from within for promotion to restaurant manager positions, as well as aggressive college-based recruiting. The increased depth in management staffing will also enhance the Company's ability to deliver dining experiences that exceed customers' expectations and should also reduce manager turnover.
     General and administrative expenses increased $2,548,000, or 11.2%. The increase in expenses was primarily attributable to personnel related costs, which included costs related to additional staffing in connection with the development of new restaurants, and other costs resulting from the increased number of restaurants. In addition, the Company experienced higher expenses related to the significantly intensified manager recruiting programs. As a percentage of revenues, general and administrative expenses decreased to 7.2% from 7.7%.
     The $1,697,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 1998.
     Rent expense increased $4,055,000, or 43.4%, as a result of an increased use of sale/leaseback financing involving 46 properties since the beginning of fiscal 1998 and a net increase in the number of other leased properties, including leases related to the thirteen franchised Steak n Shake units purchased in 1999 and 1998.
     Marketing expense increased $1,230,000, or 13.5%. As a percentage of revenues, marketing expense decreased to 2.9% from 3.1%.
     Pre-opening costs increased in fiscal 1999 due to the adoption of SOP 98-5 which resulted in pre-opening costs being charged to expense as incurred. During 1998 and prior years, pre-opening costs were deferred and amortized over the one-year period following the opening of each restaurant. Excluding the one-time cumulative effect, the adoption of SOP 98-5 reduced the Company's earnings before income taxes and cumulative effect of change in accounting for fiscal 1999 by $3.0 million and reported net earnings for fiscal 1999 by approximately $1.9 million ($0.06 per diluted share). In addition, the increase in pre-opening costs is attributable to the timing of the number of new units and higher levels of per unit pre-opening costs, particularly with respect to units opened in new markets.

     Interest expense decreased $507,000 as a result of decreased borrowings during fiscal 1999. The Company utilized proceeds from sale/leaseback financing to fund its growth in 1999.
     The Company recorded a nonrecurring charge of $1,600,000 in the second quarter of fiscal 1999 related to the settlement of a lawsuit with Pepsi.

INCOME TAXES
     The Company's effective income tax rate decreased to 35.0% from 36.3% principally as a result of lower state income taxes and higher federal tax credits as a percentage of earnings before income taxes. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR PRE-OPENING COSTS
     The cumulative effect of the change in accounting for pre-opening costs, net of income tax benefit, was $1,750,000 ($0.06 per diluted share).

EARNINGS FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
     Earnings from continuing operations before cumulative effect of change in accounting increased 9.3% to $22,861,000 exclusive of the effect of the $1,040,000 Pepsi litigation charge and the effect in fiscal 1999 of the change in accounting for pre-opening costs $1,940,000. Net earnings decreased $2,740,000 to $16,962,226 primarily as a result of the adoption of SOP 98-5 and the charge related to the settlement of the Pepsi litigation.

EFFECTS OF GOVERNMENTAL REGULATIONS AND INFLATION
     Since most of the Company's employees are paid hourly rates related to federal and state minimum wage laws, increases in the legal minimum wage directly increase the Company's operating costs. Inflation in food, labor and other operating costs directly affects the Company's operations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 until the Company's first quarter financial statements of fiscal 2001. The Company currently believes that the adoption of SFAS No. 133 will not have a material effect on the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES
     Thirty-seven Company-operated Steak n Shake restaurants and four franchised Steak n Shake restaurants were opened during fiscal year 2000. In addition, two Company-operated Steak n Shake restaurants were closed upon lease expiration. For fiscal 2000, capital expenditures totaled $73,462,000 as compared to $66,974,000 and $51,430,000 during fiscal 1999 and 1998, respectively.
     The Company expects to open 25 to 30 Steak n Shake restaurants in fiscal year 2001. This reduction in new unit openings from the prior year reflects an increased focus on consistently providing guests high levels of hospitality and satisfaction, especially in recently opened restaurants, to increase same store sales. The reduction will also allow management to focus solely on very high quality new sites that will yield above average results. The average cost of a new Company-operated Steak n Shake restaurant, including land, site improvements, building and equipment for fiscal 2000 was $1,500,000. The Company intends to fund capital expenditures and meet working capital needs using existing resources and anticipated cash flows from operations, together with additional capital generated by sale and leaseback transactions involving newly acquired properties and bank borrowings.
     Cash provided by operations in fiscal 2000 totaled $38,862,000 while cash generated by sale and leaseback transactions and other disposals of property totaled $22,096,000. Cash provided by operations in fiscal 1999 and 1998 totaled $33,354,000 and $36,654,000, respectively. Cash generated by sale and leaseback transactions and other disposals in fiscal 1999 and 1998 totaled $19,655,000 and $31,906,000, respectively. At September 27, 2000 the Company had additional sale/leaseback properties under contract which, when closed, will generate $3,593,000 in proceeds.
     Net cash provided by financing activities during fiscal 2000 totaled $10,677,000. During fiscal 2000 net borrowings under the Company's $30,000,000 Revolving Credit Agreement ("Revolving Credit Agreement") aggregated $12,695,000. Additionally, the Company borrowed $5,000,000 under its $75,000,000 ten-year Senior Note Agreement and Private Shelf Facility ("Senior Note"), the proceeds of which were utilized to refinance a like amount that was repayable. Net cash used in financing activities during fiscal 1999 totaled $684,000. Net cash used in financing activities totaled $1,172,000 during fiscal 1998. During fiscal 1998, the Company borrowed $5,000,000 under its Senior Note, the proceeds of which were utilized to refinance a like amount that was repayable.
     Borrowings under the Senior Note bear interest at an average fixed rate of 7.6%. On April 21, 1999, the Company amended the terms of its Senior Note increasing the borrowing capacity to $75,000,000 and extending the issuance period to April 21, 2002. As of September 27, 2000, the Company had outstanding borrowings of $29,482,000 under the Senior Note. Consequently, the Company has borrowings of $45,518,000 available under the Senior Note at interest rates based upon market rates at the time of borrowing. The Company's Revolving Credit Agreement bears interest based on LIBOR plus 75 basis points, or the prime rate, at the election of the Company. During the second quarter of 2000, the Company amended the Revolving Credit Agreement to extend the maturity date to January 31, 2002. The Company expects to be able to secure a new revolving credit facility upon expiration of the current agreement. The Company's debt agreements contain restrictions, which among other things require the Company to maintain certain financial ratios.
     The Company has a stock repurchase program, that allows the purchase of up to 2,000,000 shares of its outstanding common stock. As of September 27, 2000, the Company had repurchased a total of 541,900 shares at a cost of $5,304,714. The repurchased shares will be used in part to fund the Company's Stock Option Plan, Capital Appreciation Plan and Employees' Stock Purchase Plan.

FINANCIAL STATEMENTS AND SCHEDULES

CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(Years ended September 27, 2000, September 29, 1999 and September 30, 1998)


                                                                           2000                  1999                  1998
                                                                          -------------------------------------------------
                                                                                                                 (53 weeks)
Revenues:
     Net sales                                                     $402,508,840          $344,885,290          $289,965,123
     Franchise fees                                                   3,538,370             3,364,769             3,355,073
     Other, net                                                       2,639,208             2,629,094             2,623,521
                                                                 ----------------------------------------------------------
                                                                    408,686,418           350,879,153           295,943,717
Costs and Expenses:
      Cost of sales                                                  97,000,735            85,474,965           71,971,630
       Restaurant operating costs                                   195,886,169           162,046,552          133,340,790
       General and administrative                                    30,533,931            25,394,750           22,846,905
       Depreciation and amortization                                 15,455,557            13,065,810           11,369,025
       Rent                                                          16,760,561            13,400,243            9,345,647
       Marketing                                                     12,459,993            10,315,537            9,085,306
       Interest                                                       1,394,190             1,395,983            1,903,317
                                                                 ---------------------------------------------------------
                                                                     39,195,282            39,785,313           36,081,097
       Pre-opening costs                                              4,689,608             7,583,106            3,230,818
       Settlement of litigation                                              --             1,600,000                   --
                                                                 ---------------------------------------------------------
Earnings from Continuing Operations Before Income Taxes
       and Cumulative Effect of Change in Accounting                 34,505,674            30,602,207           32,850,279
Income Taxes                                                         12,197,000            10,721,000           11,930,000
                                                                 ---------------------------------------------------------
Earnings from Continuing Operations Before Cumulative
       Effect of Change in Accounting                                22,308,674            19,881,207           20,920,279
Discontinued Operations:
       Loss from operations, net of income taxes                     (1,314,977)           (1,168,551)          (1,217,580)
       Loss on disposal, including provision of $818,000
           for operating losses during phase-out period,
           net of income taxes                                       (2,400,000)                   --                   --
                                                                 ---------------------------------------------------------
Earnings Before Cumulative Effect Of Change
       in Accounting                                                 18,593,697            18,712,656           19,702,699
Cumulative Effect of Change in Accounting
       for Pre-opening Costs, Net of Income Taxes                            --            (1,750,430)                  --
                                                                 ---------------------------------------------------------
Net Earnings                                                       $ 18,593,697          $ 16,962,226          $19,702,699
                                                                 ---------------------------------------------------------

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF EARNINGS, CONT.
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(Years ended September 27, 2000, September 29, 1999 and September 30, 1998)


                                                                           2000                  1999                  1998
                                                                          -------------------------------------------------
                                                                                                                 (53 weeks)
Basic Earnings Per Common and
   Common Equivalent Share:
     From continuing operations before cumulative
       effect of change in accounting                             $         .76        $          .68       $          .73
     Discontinued Operations                                               (.13)                 (.04)                (.04)
     Cumulative effect of change in accounting
       for pre-opening costs                                                  --                 (.06)                  --
                                                                 ---------------------------------------------------------

     Basic earnings per share                                     $         .63        $          .58       $          .69
                                                                 ----------------------------------------------------------

Diluted Earnings Per Common and
   Common Equivalent Share:
     From continuing operations before cumulative
       effect of change in accounting                             $         .76        $          .67       $          .71
     Discontinued Operations                                               (.13)                 (.04)                (.04)
     Cumulative effect of change in accounting
       for pre-opening costs                                                 --                  (.06)                  --
                                                                 ----------------------------------------------------------

     Diluted earnings per share                                   $         .63        $          .57       $          .67
                                                                 ----------------------------------------------------------


Weighted Average Shares and Equivalents:
     Basic                                                           29,263,076           29,149,065            28,710,438
     Diluted                                                         29,338,814           29,579,311            29,227,943

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(September 27, 2000 and September 29, 1999)


                                                                                    2000                   1999
                                                                          -------------------------------------
Assets:
  Current Assets
    Cash, including cash equivalents of
      $0 in 2000 and $2,265,000 in 1999                                   $     2,177,780        $    4,005,187
Receivables                                                                     6,785,407            11,100,108
Inventories                                                                     5,484,670             4,849,216
Deferred income taxes                                                             400,000             1,133,000
Other current assets                                                            3,769,898             3,989,204
                                                                          -------------------------------------
Total current assets                                                           18,617,755            25,076,715
                                                                          -------------------------------------
  Property and Equipment
    Land                                                                       63,688,394            49,691,470
    Buildings                                                                  56,011,693            41,799,306
    Leasehold improvements                                                     51,746,799            45,079,229
    Equipment                                                                 114,286,577            99,761,598
    Construction in progress                                                   14,584,748            20,109,301
                                                                          -------------------------------------
                                                                              300,318,211           256,440,904
    Less accumulated depreciation and amortization                            (80,620,128)          (74,530,108
                                                                          -------------------------------------
    Net property and equipment                                                219,698,083           181,910,796
                                                                          -------------------------------------
  Net Leased Property                                                           1,453,428             2,124,933
  Other Assets                                                                    997,585             1,359,207
                                                                          -------------------------------------
                                                                          $   240,766,851        $  210,471,651
                                                                          -------------------------------------
Liabilities and Shareholders' Equity:
  Current Liabilities
    Accounts payable                                                      $    16,031,451         $  18,416,612
    Accrued expenses                                                           20,200,716            19,148,669
    Current portion of senior note                                              3,960,317              2,734,365
    Current portion of obligations under capital leases                           905,453             1,248,681
                                                                          -------------------------------------
    Total current liabilities                                                  41,097,937            41,548,327
                                                                          -------------------------------------
  Deferred Income Taxes and Credits                                             7,504,485             6,226,172
  Obligations Under Capital Leases                                              1,839,244             2,747,982
  Revolving Line of Credit                                                     12,695,000                    --
  Senior Note                                                                  25,521,746            24,482,064

  Shareholders' Equity
    Common stock-- $.50 stated value, 50,000,000 shares
      authorized-- shares issued: 29,920,608 in 2000;
      29,587,890 in 1999                                                       14,960,304            14,793,945
    Additional paid-in capital                                                121,412,602           118,767,710
    Retained earnings)                                                         26,082,398             7,452,544
    Less: Unamortized value of restricted shares                               (1,307,031)           (2,498,091)
          Treasury stock-- at cost: 819,238 shares in 2000;
          207,210 shares in 1999                                               (9,039,834)           (3,049,002)
    Total shareholders' equity                                                152,108,439           135,467,106
                                                                          -------------------------------------
                                                                          $   240,766,851      $    210,471,651
                                                                          -------------------------------------

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(YEARS ENDED SEPTEMBER 27, 2000, SEPTEMBER 29, 1999 AND SEPTEMBER 30, 1998)


                                                                           2000                  1999                  1998
                                                                  ---------------------------------------------------------
                                                                                                                 (53 weeks)
Operating Activities:
   Net earnings                                                   $  18,593,697         $  16,962,226        $   19,702,699
     Adjustments to reconcile net earnings
     to net cash provided by operating activities:
       Depreciation and amortization                                 16,415,000            14,127,339            12,547,067
       Amortization of pre-opening costs                                     --                    --             3,230,818
       Cumulative effect of change in accounting for
         pre-opening costs                                                   --             1,750,430                    --
       Provision for deferred income taxes                            1,435,000             2,063,000             1,516,000
       Changes in receivables and inventories                        (1,065,225)           (1,732,257)              553,634
       Changes in other assets                                        2,716,533            (1,169,515)           (1,880,154)
       Changes in income taxes payable                                  211,976              (617,241)             (121,733)
       Changes in accounts payable and accrued expenses                 215,984             2,024,278             1,295,113
       (Gain) loss on disposal of property                              339,391               (54,693)             (189,846)
                                                                  ---------------------------------------------------------
   Net cash provided by operating activities                         38,862,356            33,353,567            36,653,598
                                                                  ---------------------------------------------------------
Investing Activities:
   Additions of property and equipment                              (73,462,020)          (66,974,269)          (51,429,949)
   Proceeds from sale of short term investments                              --             5,000,000                    --
   Purchase of short term investments                                        --                    --            (4,971,169)
   Net proceeds from sale/leasebacks and other disposals             22,095,542            19,654,722            31,906,246
                                                                  ---------------------------------------------------------
   Net cash used in investing activities                            (51,366,478)          (42,319,547)          (24,494,872)
                                                                  ---------------------------------------------------------
Financing Activities:
   Proceeds from long-term debt                                      17,695,000                    --             5,000,000
   Proceeds from equipment and property leases                          647,979               679,703               709,959
   Principal payments on debt and capital lease obligations          (3,584,068)           (2,224,696)           (7,486,655)
   Lease payments on subleased properties                              (592,200)             (680,099)             (680,944)
   Cash dividends paid in lieu of fractional shares                     (12,372)              (19,313)              (21,020)
   Proceeds from exercise of stock options and warrants                 587,396               409,749               291,224
   Stock repurchase                                                  (5,304,714)                   --                    --
   Proceeds from employee stock purchase plan                         1,239,694             1,150,780             1,015,521
                                                                  ---------------------------------------------------------
   Net cash provided by (used in) financing activities               10,676,715              (683,876)           (1,171,915)
                                                                  ---------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                     (1,827,407)           (9,649,856)           10,986,811
Cash and Cash Equivalents at Beginning of Year                        4,005,187            13,655,043             2,668,232
                                                                  ---------------------------------------------------------

Cash and Cash Equivalents at End of Year                          $   2,177,780         $   4,005,187        $   13,655,043
                                                                  ---------------------------------------------------------

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(YEARS ENDED SEPTEMBER 27, 2000, SEPTEMBER 29, 1999 AND SEPTEMBER 30, 1998)


                                                                                            Unamortized
                                                                Additional      Retained       Value of
                                                     Common        Paid-In      Earnings     Restricted        Treasury Stock
                                                      Stock        Capital     (Deficit)         Shares      Shares        Amount
                                                ---------------------------------------------------------------------------------
Balance at September 24, 1997                   $10,433,738    $91,143,921   $(5,396,965)   $(1,839,982)    114,574   $(1,390,566)
  Net earnings                                                                19,702,699
  Shares issued under stock option plan              96,521        936,569
  Shares exchanged to exercise stock options                                                                 39,472      (743,269)
  Shares granted under Capital Appreciation Plan     41,100      1,449,387                   (1,490,488)
  Shares forfeited under Capital Appreciation Plan                                               85,920       9,750      (134,344)
  Changes in unamortized value of shares
    granted under Capital Appreciation Plan                                                     972,210
  Tax benefit relating to stock plans                              487,398
  Cash dividends paid in lieu of fractional shares                               (21,020)
  Shares issued for Employee Stock Purchase Plan     41,791        973,730
  Five for four common stock split declared
    December 1, 1998 (5,265,690 shares)           2,632,845     (2,632,845)
  Other                                                (246)        (7,341)                                    (748)        8,988
                                                ----------------------------------------------------------------------------------

Balance at September 30, 1998                    13,245,749     92,350,819    14,284,714     (2,272,340)    163,048    (2,259,191)
  Net earnings                                                                16,962,226
  Shares issued under stock option plan             111,896      1,087,662
  Shares exchanged to exercise stock options                                                                 44,162      (789,811)
  Shares granted under Capital Appreciation Plan     49,875      1,327,922                   (1,377,797)
  Changes in unamortized value of shares
    granted under Capital Appreciation Plan                                                   1,152,046
  Tax benefit relating to stock plans                              461,869
  Cash dividends paid in lieu of fractional shares                               (19,313)
  Shares issued form Employee Stock Purchase Plan    51,283      1,099,497
  Ten percent common stock dividend declared
    December 15, 1999 (2,665,368 shares)          1,332,684     22,442,399   (23,775,083)
  Other                                               2,458         (2,458)
                                                ----------------------------------------------------------------------------------

Balance at September 29, 1999                    14,793,945    118,767,710     7,452,544     (2,498,091)    207,210    (3,049,002)
  Net earnings                                                                18,593,697
  Shares issued under stock option plan              96,687      1,168,575
  Shares exchanged to exercise stock options                                                                 70,128      (686,118)
  Shares repurchased under Stock Buyback Program                                                            541,900    (5,304,714)
  Changes in unamortized value of shares
    granted under Capital Appreciation Plan                                                   1,191,060
  Tax benefit relating to stock plans                              346,561
  Cash dividends paid in lieu of fractional shares                               (12,372)
  Shares issued for Employee Stock Purchase Plan     71,992      1,167,702
  Other                                              (2,320)       (37,946)       48,529
                                                ----------------------------------------------------------------------------------
Balance at September 27, 2000                   $14,960,304   $121,412,602   $26,082,398    $(1,307,031)    819,238   $(9,039,834)
                                                ----------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Consolidated Products, Inc.
(YEARS ENDED SEPTEMBER 27, 2000, SEPTEMBER 29, 1999 AND SEPTEMBER 30, 1998)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements of Consolidated Products, Inc. (the "Company") include the accounts of Consolidated Products, Inc. (parent) and its wholly-owned subsidiaries. All intercompany items have been eliminated. The Company's fiscal year ends on the last Wednesday in September. As of September 27, 2000, the Company operated 367 Steak n Shake restaurants, including 54 franchised, through its wholly-owned subsidiary Steak n Shake, Inc. and ten casual dining theme restaurants through its wholly-owned subsidiary, Consolidated Specialty Restaurants, Inc. ("CSR") (see Discontinued Operations footnote). The Company's business constitutes a single operating segment pursuant to the provisions of Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information."

CASH, INCLUDING CASH EQUIVALENTS
     The Company's policy is to invest cash in excess of operating requirements in income-producing investments. Cash equivalents primarily consist of bank repurchase agreements, U.S. Government securities and money market accounts, all of which have maturities of three months or less. Cash equivalents are carried at cost, which approximates market value.

RECEIVABLES
     At September 27, 2000 and September 29, 1999, receivables include $3,593,023 and $6,011,486, respectively, related to the cost of six properties in each fiscal year for which sale and leaseback contracts have been entered into for the sale of these properties. Receivables are net of any related allowances.

INVENTORIES
     Inventories are valued at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized on the straight-line method over the estimated useful lives of the assets (15 to 25 years for buildings and 5 to 10 years for restaurant equipment). Leasehold improvements are amortized by the straight-line method over the shorter of the estimated useful lives of the improvements or the term of the related leases.

FRANCHISE FEES
     Unit franchise fees and area development fees are recorded as revenue when the related restaurant begins operations. Royalty fees based on franchise sales are recognized as revenue on the accrual basis of accounting.

EMPLOYEES' PROFIT SHARING PLAN
     The Consolidated Products, Inc. Employees' Profit Sharing Plan is a defined contribution plan covering substantially all employees of the Company after they have attained age 21 and completed one year of service. Contributions to the Plan, which are subject to the discretion of the Board of Directors, amounted to $1,591,000 for 2000, $1,565,000 for 1999 and $1,545,000 for 1998.

ADVERTISING EXPENSES
     Advertising costs are charged to expense as incurred.

USE OF ESTIMATES
     Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.

RECLASSIFICATIONS
     Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

RECENT ACCOUNTING PRONOUNCEMENTS
     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 until the Company's first quarter financial statements of fiscal 2001. The Company believes that the adoption of SFAS No. 133 will not have a material effect on the Company's results of operations.

CHANGE IN ACCOUNTING
     During 1999, the Company adopted the provisions of American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" retroactive to the first quarter of fiscal 1999. This new accounting standard requires the Company to expense all pre-opening costs as they are incurred. The Company previously deferred such costs and amortized them over the one-year period following the opening of each restaurant. The cumulative effect of this accounting change, net of income tax benefit, was $1.8 million ($0.06 per diluted share). This new accounting standard accelerates the Company's recognition of pre-opening costs, but benefits the post-opening results of new restaurants. The effect of the adoption of the new accounting standard was a reduction in the Company's earnings before cumulative effect of change in accounting for pre-opening costs for fiscal 1999 of approximately $1.9 million ($0.06 per diluted share).

STOCK DIVIDEND
     On December 15, 1999, the Company declared a 10% stock dividend distributable on January 12, 2000 to shareholders of record on December 29, 1999. Accordingly, all references in the consolidated financial statements and accompanying notes related to per share amounts, average shares outstanding and shareholders' equity have been adjusted retroactively to reflect the stock dividend. Stock dividends are accounted for through capitalization of retained earnings at the fair market value of the shares issued.

DISCONTINUED OPERATIONS
     In September 2000, the Company announced its decision to dispose of the Specialty Restaurant segment comprised of eleven specialty casual dining restaurants operated by its subsidiary, CSR. To date, proceeds on the sale of closed units are approximately $657,000 with the remaining units expected to be closed, sold or lease terminated by the end of fiscal year 2001.
     The results of operations of the Specialty Restaurants have been classified as discontinued operations in the consolidated statement of earnings and operating results of CSR prior period have been reclassified as discontinued operations. Selected consolidated statement of earnings information for CSR follows:


                                                                           2000                 1999                  1998
                                                                 ----------------------------------------------------------
   Revenues                                                       $  16,120,721         $ 15,966,409            $16,996,755
   Income tax benefit                                                   707,000              641,000                705,000
   Loss from discontinued operations, net of income taxes             1,314,977            1,168,551              1,217,580
   Loss on disposal from discontinued operations,
      net of $1,350,000 taxes                                         2,400,000                   --                     --

     Assets and liabilities, excluding intercompany amounts, of CSR included in the consolidated statements of financial position were as follows:


                                                                           2000                  1999
                                                                    ---------------------------------
   Current assets                                                  $  2,197,312      $        761,678
   Total assets                                                       2,952,461             7,710,430
   Current liabilities                                                3,764,673             2,709,046
   Total liabilities                                                  7,212,590             8,255,582

     Assets primarily consist of property and equipment, inventories, deferred income taxes and other assets. Liabilities primarily consist of accounts payable and other accrued liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

INCOME TAXES
   The components of the provision for income taxes attributable to continuing operations before cumulative effect of change in accounting consist of the following:


                                                   2000                  1999                 1998
                                          ---------------------------------------------------------
Current:
   Federal                                $    8,140,000         $  7,232,000           $ 8,861,000
   State                                       1,560,000            1,385,000             1,701,000
Deferred                                       2,497,000            2,104,000             1,368,000
                                          ---------------------------------------------------------
Total income taxes                        $   12,197,000         $ 10,721,000           $11,930,000
                                          ---------------------------------------------------------
                                          ---------------------------------------------------------

     The reconciliation of effective income tax attributable to continuing operations before cumulative effect of change in accounting is:


                                                   2000                  1999                 1998
                                          ---------------------------------------------------------
Tax at U.S. statutory rates               $ 12,077,000           $ 10,711,000          $ 11,497,000
State income taxes, net of
   federal tax benefit                       1,207,000                900,000             1,106,000
Employer's FICA tax credit                    (479,000)             (497,000)              (420,000)
Jobs tax credit                               (273,000)             (250,000)              (162,000)
Other                                         (335,000)             (143,000)               (91,000)
                                          ---------------------------------------------------------
Total income taxes                        $ 12,197,000            $10,721,000           $11,930,000
                                          ---------------------------------------------------------
                                          ---------------------------------------------------------



     Income taxes paid totaled $8,490,000 in 2000, $8,791,000 in 1999 and $10,129,000 in 1998.
     Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences are expected to reverse. The components of the Company's net deferred tax (liability) asset consist of the following:


                                                                   2000                  1999
                                                         ------------------------------------
Deferred tax assets:
   Insurance reserves                                    $      328,000      $        949,000
   Capital leases                                               377,000               523,000
   Capital appreciation plans                                 1,053,000               969,000
   Other                                                        430,000               361,000
                                                         ------------------------------------
     Total deferred tax assets                                2,188,000             2,802,000
                                                         ------------------------------------
Deferred tax liabilities:
   Depreciation                                               4,983,000             4,304,000
   Other                                                        467,000               325,000
                                                         ------------------------------------
     Total deferred tax liabilities                           5,450,000             4,629,000
                                                         ------------------------------------
Net deferred tax liability                                   (3,262,000)           (1,827,000)
Less current portion                                            400,000             1,133,000
                                                         ------------------------------------
Long-term liability                                      $ (3,662,000) $           (2,960,000)
                                                         ------------------------------------
                                                         ------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

LEASED ASSETS AND LEASE COMMITMENTS

     The Company leases certain of its physical facilities under non-cancelable lease agreements. Steak n Shake restaurant leases typically have initial terms of eighteen to twenty-five years and renewal terms aggregating twenty years or more. These leases require the tenant to pay real estate taxes, insurance and maintenance costs. Certain leased facilities which are no longer operated by the Company's subsidiaries, but have been subleased to third parties, are classified below as non-operating properties. Minimum future rental payments have not been reduced by minimum sublease rentals of $457,000 related to capital leases and $1,161,000 related to operating leases receivable under non-cancelable subleases.
     At September 27, 2000, obligations under non-cancelable capital leases and operating leases (excluding real estate taxes, insurance and maintenance costs) require the following minimum future rental payments:


                                                            Capital Leases (000's)           Operating Leases (000's)
                                                            ----------------------           ------------------------
                                                                      Non-                                       Non-
                                                  Operating     Operating                   Operating      Operating
Year                                              Property       Property    Total           Property      Property
                                                 --------------------------------------------------------------------
2001                                              $ 836        $  350        $  1,186       $ 17,516        $   318
2002                                                657            99             756         17,043            157
2003                                                555            --             555         16,795             87
2004                                                450            --             450         16,736             87
2005                                                416            --             416         16,582             88
After 2005                                          105            --             105        148,689            424
                                                 ------------------------------------       ------------------------
Total minimum future rental payments              3,019           449           3,468       $233,361        $ 1,161
                                                                                            ------------------------
Less amount representing interest                   676            48            724
                                                 ------------------------------------
Total obligations under capital leases            2,343           401          2,744
Less current portion                                594           311            905
                                                 ------------------------------------
Long-term obligations under capital leases       $1,749        $   90        $ 1,839
                                                 ------------------------------------

     During 2000 and 1999, the Company received net proceeds of $18,452,805 involving 17 properties, and $19,618,859 involving 19 properties, respectively, from sale and leaseback transactions. Since these leases are classified as operating, any related gains on the transactions have been deferred and are being amortized in proportion to the related gross rental charged to expense over the eighteen-year lease terms.

DEBT
REVOLVING CREDIT AGREEMENT
     The Company's $30,000,000 Revolving Credit Agreement matures in January 2002 and bears interest at a rate based on LIBOR plus 75 basis points or the prime rate, at the election of the Company. The Revolving Credit Agreement includes an option for conversion into a five-year term loan with a ten-year amortization schedule. The Company had outstanding borrowings of $12,695,000 under the Revolving Credit Agreement as of September 27, 2000.

SENIOR NOTE
     On April 21, 1999, the Company amended the terms of its Senior Note Agreement and Private Shelf Facility (the "Senior Note Agreement") to increase the borrowing capacity to $75,000,000 and extend the issuance period to April 21, 2002. As of September 27, 2000, the Company had borrowings of $29,482,000 under its $75,000,000 Senior Note Agreement. Consequently, the Company has borrowings of $45,518,000 available under the Senior Note Agreement. Interest rates are based upon market rates at the time of borrowing. As of September 27, 2000, outstanding borrowings under the Senior Note Agreement had an average interest rate of 7.6% and the amounts maturing subsequent to fiscal 2000 in each of the next five fiscal years are as follows: 2001- $3,960,000; 2002- $3,960,000; 2003- $4,322,000; 2004- $5,036,000; 2005- $5,775,000. The Senior
Note Agreement is unsecured and contains restrictions which, among other things, require the Company to maintain certain financial ratios.
     Interest capitalized in connection with financing additions to property and equipment amounted to $980,000 and $835,000 in fiscal 2000 and 1999, respectively. Interest paid on all debt amounted to $2,399,000 in 2000 $2,254,000 in 1999, and $2,938,000 in 1998.
     The carrying amounts for debt reported in the consolidated statement of financial position do not differ materially from their fair market values at September 27, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OTHER CURRENT ASSETS


                                                                           2000                 1999
                                                                -------------------------------------
   Prepaid expenses                                              $    2,319,729          $ 3,989,204
   Other assets of discontinued operations                            1,450,169                   --
                                                                -------------------------------------
                                                                 $   3,769,898           $ 3,989,204
                                                                -------------------------------------


ACCRUED EXPENSES



                                                                           2000                 1999
                                                                -------------------------------------
   Salaries and wages                                            $   6,388,375           $  6,766,105
   Insurance                                                           632,339             2,553,044
   Property taxes                                                    4,614,932             4,093,404
   Other                                                             8,565,070              5,736,116
                                                                -------------------------------------
                                                                 $  20,200,716           $ 19,148,669
                                                                -------------------------------------


DEFERRED INCOME TAXES AND CREDITS


                                                                           2000                 1999
                                                                -------------------------------------
   Income taxes                                                  $    3,662,000          $2,960,000
   Gain on sale and leaseback transactions and other                  3,842,485           3,266,172
                                                                -------------------------------------
                                                                 $    7,504,485          $6,226,172
                                                                -------------------------------------


CAPITAL APPRECIATION PLANS
     The Capital Appreciation Plan established in 1997 provides for tandem awards of Common Stock (restricted shares) and book units of up to 567,187 shares and related units. These awards are restricted for a period of three years and are returnable to the Company if the grantee is not employed (except for reasons of retirement, permanent disability or death) by the Company at the end of the period. The stock is valued at 100% of market value at the date of grant, and the book units, which are granted in an equal number to the shares of stock, provide for a cash payment at the end of the three-year period equal to the sum of the net change in book value per share and the common stock dividends paid per share during the period, as adjusted for stock dividends/splits. The total value of the stock grant (based upon market value at the date of the grant) is debited to unamortized value of restricted shares and amortized to compensation expense ratably over the three-year period. The total number of shares and book units granted under the 1997 Plan for which restrictions have not lapsed was 211,437 at September 27, 2000; 327,164 at September 29, 1999 and 335,982 at September 30, 1998. At September 27, 2000, 247,997 shares were reserved for future grants. The average remaining period for which restrictions had not lapsed at September 27, 2000 was 1.36 years. The amount charged to expense under the Plans was $1,435,000 in 2000, $1,418,000 in 1999 and $1,169,000 in 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

STOCK OPTION PLANS
EMPLOYEE STOCK OPTION PLAN
     The 1997 Employee Stock Option Plan ("the 1997 Plan"), provides for the granting of 945,313 stock options. The 1997 Plan provides for the issuance of stock options exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant. Options were granted under the 1997 Plan to officers and key employees selected by the Stock Option Committee. As of September 27, 2000, 707,459 options have been granted under the 1997 Plan and 351,618 are exercisable.
     The 1995 Employee Stock Option Plan ("the 1995 Plan"), provides for the granting of 686,297 stock options. Options granted under the 1995 Plan are primarily incentive stock options exercisable on the same terms as the 1997 Plan. Options were granted under the 1995 Plan to officers and key employees selected by the Stock Option Committee. At September 27, 2000, 680,829 options have been granted under the 1995 Plan and 388,445 are exercisable.
     The 1992 Employee Stock Option Plan ("the 1992 Plan"), provides for the granting of 503,284 stock options. Options granted under the 1992 Plan are primarily incentive stock options exercisable on the same terms as the 1995 Plan. The options expire five years from the date of grant. Options were granted under the 1992 Plan to officers and key employees selected by the Stock Option Committee. All options have been granted under the 1992 Plan and 6,073 are exercisable.
     As of September 29, 1999, 401,612 options were available for grant and 669,065 options were exercisable. The following table summarizes the changes in options outstanding and related average prices under the 1997, 1995 and 1992
Plans:


                                                                                       Weighted
                                                                                        Average
                                                                       Shares             Price
                                                                    ----------------------------
Outstanding at September 24, 1997                                     986,314           $  6.38
   Fiscal 1998 Activity:
     Granted                                                          257,499             14.22
     Exercised                                                       (232,600)             3.88
     Canceled                                                         (16,188)             8.56
                                                                    ---------
Outstanding at September 30, 1998                                     995,025              8.95
   Fiscal 1999 Activity:
     Granted                                                          352,669             15.34
     Exercised                                                       (176,288)             4.72
     Canceled                                                          (5,969)            11.94
                                                                    ---------
Outstanding at September 29, 1999                                   1,165,437             11.51
   Fiscal 2000 Activity:
     Granted                                                          185,399              9.90
     Exercised                                                       (177,404)             6.37
     Canceled                                                         (27,108)            13.10
                                                                    ---------
Outstanding at September 27, 2000                                   1,146,324           $ 12.00
                                                                    ---------

NONEMPLOYEE DIRECTOR STOCK OPTION PLANS
     The Company's 1996, 1997, 1998, 1999 and 2000 Nonemployee Director Stock Option Plans provide for the grant of nonqualified stock options at a price equal to the fair market value of the Common Stock on the date of the grant. Options outstanding under each Plan are exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant.
     An aggregate of 31,196 shares of Common Stock are reserved for the grant of options under the 1996 Plan. At September 27, 2000, all of the options authorized under the 1996 Plan have been granted and are exercisable at a price of $7.69. No options have been canceled and 17,470 shares have been exercised since the inception of the 1996 Plan.
     An aggregate of 34,032 shares of Common Stock are reserved for the grant of options under the 1997 Plan. At September 27, 2000, all of the options authorized under the 1997 Plan have been granted at an average price of $8.47 of which 19,286 are exercisable. No options have been canceled and 7,942 shares have been exercised since the inception of the 1997 Plan.
     An aggregate of 25,782 shares of Common Stock are reserved for the grant of options under the 1998 Plan. At September 27, 2000, all of the options authorized under the 1998 Plan have been granted at a price of $11.20 of which 15,468 are exercisable. No options have been canceled or exercised since the inception of the 1998 Plan.
     An aggregate of 24,750 shares of Common Stock are reserved for the grant of options under the 1999 Plan. At September 27,2000, all of the options authorized under the 1999 Plan have been granted at a price of $12.09 of which 9,900 are exercisable. No options have been canceled or exercised since the inception of the 1999 Plan.
     An aggregate of 19,800 shares of Common Stock are reserved for the grant of options under the 2000 Plan. At September 27,2000, all of the options authorized under the 2000 Plan have been granted at a price of $11.08 of which 3,960 are exercisable. No options have been canceled or exercised since the inception of the 2000 Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The following table summarizes information about the exercise price for stock options outstanding at September 27, 2000 under the employee and nonemployee director stock option plans.


                                                       Options Outstanding                 Options Exercisable
                                                       -------------------                 -------------------
                                                    Weighted
                                                    Average          Weighted                               Weighted
          Range of            Number               Remaining          Average            Number              Average
          Exercise        Outstanding at          Contractual        Exercise        Exercisable at         Exercise
           Prices       September 27, 2000           Life              Price       September 27, 2000         Price
         ------------------------------------------------------------------------------------------------------------
          $ 5 - $10            460,087             1.52 years          $ 8.63            410,233               $ 8.64
          $10 - $15            502,409             3.24 years          $12.18            247,325               $12.62
          $15 - $20            293,976             3.43 years          $16.33            151,482               $16.22
          -----------------------------------------------------------------------------------------------------------
          $ 5 - $20          1,256,472             2.65 years          $11.85            809,040               $11.27

EMPLOYEE STOCK PURCHASE PLAN
     In February 1993, the shareholders approved a tax-qualified Employee Stock Purchase Plan, providing for a maximum of 125,821 shares of Common Stock per year for five years. In February 1998, the shareholders approved an amendment to the Employee Stock Purchase Plan providing for a maximum of 154,688 shares of Common Stock per year for an additional five years. Unissued shares in any given year are carried forward and are available to increase the annual maximum. The Plan is available to all eligible employees of the Company and its subsidiaries as determined by the Board of Directors and has a calendar plan year. Employees are able to purchase shares of Common Stock each year through payroll deductions from 2% to 10% of compensation up to a maximum allowable fair market value of $10,000 or 1,000 shares per year, whichever is less. The purchase price will be the lesser of 85% of the market price, as defined, on the first or last trading day of the plan year. During fiscal 2000 and fiscal 1999, 143,983 shares and 112,822 shares, respectively, were purchased and issued to employees.

STOCK-BASED COMPENSATION
     The Company measures stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" requires that the Company disclose pro forma information regarding net earnings and earnings per share as if the Company had accounted for its employee stock awards, consisting of stock options and stock issued pursuant to the Employee Stock Purchase Plan, granted subsequent to September 28, 1995, under the fair value method as defined by that statement. The fair value for these awards was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for fiscal 2000 and 1999: volatility factor of the expected market price of the Company's common stock of .53 in 2000 and .51 in 1999; expected option lives of 1-5 years; dividend yield of 0.0%; and a risk-free interest rate of 5.75% in 2000 and 5.4% in 1999. The weighted average fair value of options granted in 2000 and 1999 was $4.09 and $7.52, respectively.
     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
     For purposes of pro forma disclosures, the estimated fair value of the options discussed below, are amortized to expense over the related vesting period. Because compensation expense is recognized over the vesting period, the initial impact on pro forma net earnings may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected. The Company's pro forma information giving effect to the estimated compensation expense related to stock-based compensation is as follows:


                                                     2000                1999
                                            ----------------------------------
Net earnings as reported                     $ 18,593,697        $ 16,962,226
Less pro forma compensation expense             1,352,075           1,554,495
                                            ----------------------------------
Pro forma net earnings                       $ 17,241,622        $ 15,407,731
                                            ----------------------------------

Diluted earnings per share as reported       $        .63        $        .57
Pro forma diluted earnings per share         $        .59        $        .52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

RELATED PARTY TRANSACTIONS
     Kelley & Partners, Ltd. owned 2,030,805 shares, or 7.0%, of the Company at September 27, 2000. Additionally, certain of the partners, who also serve as officers and/or directors of the Company, collectively controlled 2,551,897 shares, or 8.8% of the Company's outstanding stock at September 27, 2000.

NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
     Diluted earnings per common and common equivalent share are computed by dividing net earnings by the weighted average number of common shares outstanding and common equivalent shares. Common equivalent shares include shares subject to purchase under stock options.
     Net earnings per common and common equivalent share and weighted average shares and equivalents have been restated to give effect to the 10% stock dividend declared on December 15, 1999 and distributed on January 12, 2000 to shareholders of record on December 29, 1999.
     The following table presents information necessary to calculate basic and diluted earnings per common and common equivalent share:


                                                              2000            1999          1998
                                                      -------------------------------------------
Weighted average shares outstanding - basic             29,263,076      29,149,065     28,710,438
Share equivalents                                           75,738         430,246        517,505
                                                      -------------------------------------------
Weighted average shares and equivalents - diluted       29,338,814      29,579,311     29,227,943
                                                      -------------------------------------------

Net earnings for basic and diluted earnings per share
computation                                           $ 18,593,697    $ 16,962,226   $ 19,702,699

QUARTERLY FINANACIAL DATA (UNAUDITED)


                                                                                   Quarter(1)(2)
                                                           First              Second               Third             Fourth
                                                   ------------------------------------------------------------------------
2000
----
Revenues                                           $  89,329,236       $ 117,796,985      $   97,807,567      $ 103,752,634
Costs and Expenses                                 $  81,234,409       $108,566,871$          88,131,207      $  96,248,257
Earnings From Continuing Operations Before
   Income Taxes and Cumulative
   Effect of Change in Accounting                  $   8,094,827       $   9,230,114      $    9,676,360      $   7,504,377
Earnings From Continuing Operations Before
   Cumulative Effect of Change in Accounting       $   5,171,827       $   5,882,114      $    6,250,360      $   5,004,377

Discontinued Operations                            $   (242,321)       $   (400,325)      $    (244,851)      $ (2,827,474)

Net Earnings                                       $   4,929,506       $   5,481,789      $    6,005,509      $   2,176,903

Diluted Earnings Per Common and Common Equivalent Share:
From Continuing Operations Before Cumulative
   Effect of Change in Accounting                  $         .18       $         .20      $          .21      $         .17

Discontinued Operations                            $       (.01)       $       (.01)      $           --      $       (.10)

Net Earnings                                       $         .17       $         .19      $          .21      $         .07

1999
----
Revenues                                           $  75,108,940       $  99,260,701      $   84,976,634      $  91,532,875
Costs and Expenses                                 $  67,355,067       $ 92,990,693(4)    $   76,080,050      $  83,851,137
Earnings From Continuing Operations Before
   Income Taxes and Cumulative
   Effect of Change in Accounting(3)               $   7,753,873       $   6,270,006      $    8,896,585      $   7,681,738
Earnings From Continuing Operations Before
   Cumulative Effect of Change in Accounting       $   4,926,873       $   4,037,006      $    5,735,585      $   5,181,738

Discontinued Operations                            $   (209,742)       $   (334,649)      $    (250,501)      $   (373,659)

Net Earnings(3)                                    $   2,966,701       $   3,702,357      $    5,485,084      $   4,808,079

Diluted Earnings Per Common and Common Equivalent Share:
From Continuing Operations Before Cumulative
   Effect of Change in Accounting(3)               $         .17       $         .14      $          .19      $         .17

Discontinued Operations                            $       (.01)       $       (.01)      $        (.01)      $       (.01)

Net Earnings(3)                                    $         .10       $         .13      $          .18      $         .16


(1) The Company's fiscal year includes quarters consisting of 12, 16, 12 and 12 weeks, respectively.
(2) In September 2000, the Company announced its decision to dispose of the Specialty Restaurant segment of the business comprised of its Consolidated Specialty Restaurants, Inc. subsidiary, which operated 11 specialty casual dining restaurants, primarily Colorado Steakhouses. Accordingly, the Company recorded a one-time charge for the loss on disposal of discontinued operations of $3,750,000, ($2,400,000 net of income taxes or $.08 per diluted share), in the fourth quarter. The loss from the operations of the Specialty Restaurants and the loss on disposal of the discontinued operations are reported as a discontinued operation in fiscal 2000. The loss from operations and the estimated loss on disposal, net of applicable income taxes, are shown below Earnings from Continuing Operations. All amounts related to CSR have been reclassified to discontinued operations for all years presented.
(3) During 1999, the Company adopted the provision of SOP 98-5 retroactive to the first quarter of fiscal 1999. The cumulative effect of this accounting change, net of income tax benefit, was a reduction in first quarter net earnings of $1.8 million ($0.06 per diluted share). The effect of the adoption of the new accounting standard was a reduction in the Company's earnings before cumulative effect of change in accounting for the second, third and fourth quarters of fiscal 1999 of $0.01, $0.02 and $0.04 per diluted share, respectively.
(4) Includes charge of $1,600,000 for settlement of Pepsi litigation.

MANAGEMENT'S REPORT
--------------------------------------------------------------------------------
Consolidated Products, Inc.
MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

     The management of Consolidated Products, Inc. is responsible for the preparation, integrity and objectivity of the Company's financial statements and the other financial information in this report. The financial statements were prepared in conformity with generally accepted accounting principles and reflect in all material respects the Company's results of operations and the financial position for the periods shown based upon management's best estimates and judgments.
     In addition, management maintains internal control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for the preparation of financial information. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such systems should not exceed the benefits to be derived. We believe the Company's systems provide the appropriate balance. The effectiveness of the control systems is supported by the selection and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility and a strong budgetary system of control. Ernst & Young LLP, independent auditors, has been engaged to express an opinion regarding the fair presentation of the Company's financial condition and operating results. As part of their audit of the Company's financial statements, Ernst & Young LLP considered the Company's system of internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.
     The Audit Committee of the Board of Directors, which is composed of four outside directors, serves in an oversight role to assure the integrity and objectivity of the Company's financial reporting process. The Committee meets periodically with representatives of management and the independent auditors to review matters of a material nature related to auditing, financial reporting, internal accounting controls and audit results. The independent auditors have free access to the Audit Committee. The Committee is also responsible for making recommendations to the Board of Directors concerning the selection of the independent auditors.


               /s/ Alan B. Gilman                   /s/ James W. Bear
               PRESIDENT AND                        SENIOR VICE PRESIDENT
               CHIEF EXECUTIVE OFFICER              AND CHIEF FINANCIAL OFFICER

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
Shareholders and Board of Directors
Consolidated Products, Inc.

     We have audited the accompanying consolidated statements of financial position of Consolidated Products, Inc. as of September 27, 2000 and September 29, 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 27, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Products, Inc. at September 27, 2000 and September 29, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 27, 2000, in conformity with accounting principles generally accepted in the United States.
     As discussed in the Change in Accounting note to the consolidated financial statements, in 1999 the Company changed its method of accounting for pre-opening costs.


                                                          /s/ Ernst & Young LLP
Indianapolis, Indiana
November 22, 2000