Form 10-K405, Exhibit 13
period 2001-09-26
STEAK & SHAKE CO
filed 2001-12-19
CIK 93859

EXHIBIT 13.01 - ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED SEPTEMBER 26, 2001

SELECTED FINANCIAL AND OPERATING DATA (UNAUDITED)
The Steak n Shake Company
(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         2001         2000             1999                1998          1997
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (53 weeks)
Statement of Earnings Data(1):
     Revenues                                          $447,950     $408,686         $350,879            $295,944      $251,412
Earnings from continuing operations
  before cumulative effect of
  change in accounting                                 $ 21,795     $ 22,309         $ 19,882(2)(3)      $ 20,921      $ 16,934
     Discontinued operations                           $     --     $ (3,715)(1)     $ (1,169)           $ (1,218)     $   (785)
     Cumulative effect of change in
       accounting for pre-opening costs                $     --     $     --         $ (1,751)(3)        $     --      $     --
     Net earnings                                      $ 21,795     $ 18,594         $ 16,962            $ 19,703      $ 16,149

Per Share Data(1):
     Basic Earnings Per Common and Common
       Equivalent Share:
          From continuing operations before
            cumulative effect of change
            in accounting                              $    .76     $    .76         $    .68(3)         $    .73      $    .63
          Discontinued operations                            --         (.13)(1)         (.04)               (.04)         (.03)
          Cumulative effect of change in
            accounting for pre-opening costs                 --           --             (.06)(3)              --            --
                                                       --------     --------         --------            --------      --------
          Basic earnings per share                     $    .76     $    .63         $    .58            $    .69      $    .60
                                                       --------     --------         --------            --------      --------

     Diluted Earnings Per Common and
       Common Equivalent Share:
          From continuing operations before
            cumulative effect of change
            in accounting                              $    .76     $    .76         $    .67(3)         $    .71      $    .62
     Discontinued operations                                 --         (.13)(1)         (.04)               (.04)         (.03)
     Cumulative effect of change in
       accounting for pre-opening costs                      --           --             (.06)(3)              --            --
                                                       --------     --------         --------            --------      --------
          Diluted earnings per share                   $    .76     $    .63         $    .57            $    .67      $    .59
                                                       --------     --------         --------            --------      --------

Diluted Weighted Average
     Shares and Share Equivalents
       (in thousands)                                    28,716       29,339           29,579              29,228        27,337

Statement of Financial Position Data(1):
     Total assets                                      $245,066     $240,767         $210,472            $190,181      $168,294
     Long-term debt:
          Obligations under capital leases             $  1,271     $  1,839         $  2,748            $  4,000      $  5,376
          Revolving line of credit                     $     --     $ 12,695         $     --            $     --      $     --
          Senior note                                  $ 28,379     $ 25,522         $ 24,482            $ 27,216      $ 29,261
     Shareholders' equity                              $165,796     $152,108         $135,467            $115,350      $ 92,950

SELECTED FINANCIAL AND OPERATING DATA (UNAUDITED)
The Steak n Shake Company
(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         2001         2000             1999                1998          1997
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (53 weeks)

Other Data(1)(4):
Systemwide Sales:
     Company                                           $441,513     $402,509         $344,885            $289,965      $245,505
     Franchise                                           90,043       86,454           80,381              79,960        72,642
                                                       --------     --------         --------            --------      --------
                                                       $531,556     $488,963         $425,266            $369,925      $318,147
                                                       --------     --------         --------            --------      --------

Number of Restaurants:
     Steak n Shake:
          Company-operated                                  332          313              278                 233           194
          Franchised                                         56           54               50                  51            55
                                                       --------     --------         --------            --------      --------
                                                            388          367              328                 284           249

Number of Employees                                      19,000       18,000           16,000              14,000        12,000

Number of Shareholders                                   11,459       12,127           12,236               7,922         6,292

(1) IN SEPTEMBER 2000, THE COMPANY ANNOUNCED ITS DECISION TO DISPOSE OF THE SPECIALTY RESTAURANT SEGMENT OF THE BUSINESS COMPRISED OF ITS CONSOLIDATED SPECIALTY RESTAURANTS, INC. SUBSIDIARY, WHICH OPERATED 11 SPECIALTY CASUAL DINING RESTAURANTS, PRIMARILY COLORADO STEAKHOUSES. ACCORDINGLY, THE COMPANY RECORDED A ONE-TIME CHARGE FOR THE LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS OF $3,750,000, ($2,400,000 NET OF INCOME TAXES OR $.08 PER DILUTED SHARE), IN THE FOURTH QUARTER. THE LOSS FROM THE OPERATIONS OF THE SPECIALTY RESTAURANTS AND THE LOSS ON DISPOSAL OF THE DISCONTINUED OPERATIONS ARE REPORTED AS A DISCONTINUED OPERATION IN FISCAL 2000. THE LOSS FROM OPERATIONS AND THE ESTIMATED LOSS ON DISPOSAL, NET OF APPLICABLE INCOME TAXES, ARE SHOWN BELOW EARNINGS FROM CONTINUING OPERATIONS. AMOUNTS FOR 1999, 1998, AND 1997 DIFFER FROM PREVIOUSLY REPORTED AMOUNTS SINCE THE RESULTS OF THE SPECIALTY RESTAURANT BUSINESS HAVE BEEN REFLECTED AS DISCONTINUED OPERATIONS (SEE THE DISCONTINUED OPERATIONS FOOTNOTE).

(2) IN THE SECOND QUARTER OF FISCAL 1999, THE COMPANY RECORDED A NONRECURRING CHARGE OF $1,040,000, NET OF INCOME TAXES, RELATED TO THE SETTLEMENT OF A LAWSUIT.

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

(4) DATA PRESENTED IS NOT REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BUT PROVIDES AN IMPORTANT MEASURE OF COMPANY PERFORMANCE.

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Steak n Shake Company
(YEARS ENDED SEPTEMBER 26, 2001, SEPTEMBER 27, 2000 AND SEPTEMBER 29, 1999)

     In the following discussion, the term "same store sales" refers to the sales of only those units open for at least eighteen months.

     In September 2000, the Company announced its decision to dispose of the Specialty Restaurant segment of the business comprised of Consolidated Specialty Restaurants, Inc. ("CSR"). The Company has reported the disposal of the Specialty Restaurant segment as a disposal of a segment of the business and has reported it as a discontinued operation in accordance with APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The loss from operations and the estimated loss on disposal, net of applicable income taxes, are shown below Earnings from Continuing Operations. In addition, all amounts relating to CSR have been reclassified to discontinued operations for all years presented.

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

RESULTS OF OPERATIONS

      The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of items included in the Company's consolidated statements of earnings for the periods indicated:

                                                                                  2001         2000          1999
                                                                                  -----        -----         -----
Revenues
     Net sales                                                                     98.6%        98.5%         98.3%
     Franchise fees                                                                  .8           .9           1.0
     Other, net                                                                      .6           .6            .7
                                                                                  -----        -----         -----
                                                                                  100.0        100.0         100.0
                                                                                  -----        -----         -----

Costs and Expenses
     Cost of sales                                                                 23.8(1)      24.1(1)       24.8(1)
     Restaurant operating costs                                                    49.7(1)      48.7(1)       47.0(1)
     General and administrative                                                     7.2          7.5           7.2
     Rent                                                                           4.2          4.1           3.8
     Depreciation and amortization                                                  3.9          3.8           3.7
     Marketing                                                                      3.4          3.0           2.9
     Pre-opening costs                                                               .6          1.1           2.1(3)
     Interest                                                                        .5           .3            .4
     Settlement of litigation                                                      --           --              .5
                                                                                  -----        -----         -----

Earnings from Continuing Operations Before Income Taxes
  and Cumulative Effect of Change In Accounting                                     7.6          8.5           8.7

Income Taxes                                                                        2.7          3.0           3.1
                                                                                  -----        -----         -----

Earnings from Continuing Operations Before Cumulative
  Effect of Change in Accounting                                                    4.9          5.5           5.6

Discontinued Operations:
     Loss from operations, net of income taxes                                     --           (0.3)(2)      (0.3)(2)
     Loss on disposal, including provision of $818,000 for operating
       losses during phase-out period, net of income taxes                         --           (0.6)         --
                                                                                  -----        -----         -----

Earnings Before Cumulative Effect of Change In Accounting                           4.9          4.6           5.3
Cumulative Effect of Change in Accounting for
  Pre-opening Costs, Net of Income Taxes                                           --           --             (.5)(3)
                                                                                  -----        -----         -----

Net Earnings                                                                        4.9%         4.6%          4.8%
                                                                                  -----        -----         -----

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

COMPARISON OF CONTINUING OPERATIONS:

YEAR ENDED SEPTEMBER 26, 2001 TO YEAR ENDED SEPTEMBER 27, 2000

REVENUES

     Net sales increased $39,004,000 to $441,513,000, or 9.7%, due primarily to a 6% increase in the number of Company-operated Steak n Shake restaurants and a 2.5% increase in same store sales. The number of Company-operated Steak n Shake restaurants increased to 332 at September 26, 2001 as compared to 313 at September 27, 2000. The increase in same store sales was attributable to an increase in check average as customer counts were flat. The increase in check average is primarily the result of a 4.4% weighted average menu price increase year to date.

COSTS AND EXPENSES

     Cost of sales increased $8,298,000, or 8.6%, as a result of sales increases. As a percentage of net sales, cost of sales decreased to 23.8% from 24.1%, primarily as a result of menu price increases, somewhat offset by increases in beef and dairy costs.

     Restaurant operating costs increased $23,672,000, or 12.1%, due to increased labor costs and other operating costs resulting primarily from the higher sales volume. Restaurant operating costs, as a percentage of net sales, increased to 49.7% from 48.7%. Restaurant operating costs were higher due primarily to increases in fringe benefit costs and higher electricity and gas heating costs.

     General and administrative expenses increased $1,618,000, or 5.3%. The increase in expenses was attributable to increased field personnel in connection with the addition of new units and the effect of inflation on salaries. As a percentage of revenues, general and administrative expenses decreased to 7.2% from 7.5%.

     The $2,025,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 2000.

     Rent expense increased $2,261,000, or 13.5%, as a result of the Company using sale/leaseback financing to fund its growth. Proceeds from sale/leaseback transactions aggregated $22,559,000 and $18,453,000 in 2001 and 2000, respectively.

     Marketing expense increased $2,980,000, or 23.9%. As a percentage of revenues, marketing expense increased to 3.4% from 3.0%. Marketing expenses increased primarily due to higher television media costs related to additional television markets, a direct mail program and increased outdoor media. Television costs increased due to the introduction of television in the Chicago, Illinois, Columbus, Ohio, Grand Rapids, Michigan and Nashville, Tennessee markets.

     Interest expense increased $965,000, or 69.2% due to increased average net borrowings under the Company's senior note agreement and the revolving line of credit Pre-opening costs decreased $1,969,000, or 42.0%, in fiscal 2001 due to fewer store openings in 2001.

INCOME TAXES

     The Company's effective income tax rate as a percentage of earnings before income taxes increased to 35.7% from 35.3%. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

EARNINGS FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING

     Earnings from continuing operations before cumulative effect of change in accounting decreased 2.3% to $21,795,000.

NET EARNINGS

     Net earnings increased 17.2% to $21,795,000, primarily as a result of the disposal of the Specialty Restaurant segment which had a net operating loss of $1,314,977 in fiscal 2000. Additionally in 2000, the Company recorded a one-time charge for the estimated loss on disposal of the discontinued operation of $2,400,000, net of income taxes.

COMPARISON OF YEAR ENDED SEPTEMBER 27, 2000 TO YEAR ENDED SEPTEMBER 29, 1999

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

     The Company recorded a nonrecurring charge of $1,600,000 in the second quarter of fiscal 1999 related to the settlement of a lawsuit with the Pepsi -Cola Company ("Pepsi").

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

DISCONTINUED OPERATIONS

     In September 2000, the Company announced its decision to dispose of the Specialty Restaurants segment of the business comprised of its Consolidated Specialty Restaurants, Inc. subsidiary, ("CSR") which operated 11 specialty casual dining restaurants, primarily Colorado Steakhouses. Accordingly, the Company recorded a one-time charge for the estimated loss on disposal of discontinued operations of $3,750,000, ($2,400,000 net of income taxes or $.08 per diluted share), in the fourth quarter. The loss from the operations and the estimated loss on disposal of the discontinued operations of the Specialty Restaurants are reported as a discontinued operation in fiscal 2000. The loss from operations and the estimated loss on disposal, net of applicable income taxes, are shown below Earnings from Continuing Operations. In addition, all amounts relating to CSR have been reclassified to discontinued operations for all years presented. See the Discontinued Operations footnote to the consolidated financial statements for further information.

EFFECTS OF GOVERNMENTAL REGULATIONS AND INFLATION

     Since most of the Company's employees are paid hourly rates related to federal and state minimum wage laws, increases in the legal minimum wage directly increase the Company's operating costs. Inflation in food, labor and other operating costs directly affect the Company's operations.

LIQUIDITY AND CAPITAL RESOURCES

     Twenty-one Company-operated Steak n Shake restaurants and two franchised Steak n Shake restaurants were opened during fiscal year 2001. In addition, two Company-operated Steak n Shake restaurants were closed. For fiscal 2001, capital expenditures totaled $37,199,000 as compared to $73,462,000 and $66,974,000 during fiscal 2000 and 1999, respectively.

     The Company expects to open 18 Steak n Shake restaurants in fiscal year 2002. By holding the number of new units planned for fiscal 2002 to the reduced level of openings in fiscal 2001, management is endeavoring to seek more highly productive sites that will yield above average sales volumes. Additionally the field management teams will have a more focused approach to increasing the profit productivity of existing units, particularly in newer markets, by providing guests high levels of hospitality and satisfaction. The average cost of a new Company-operated Steak n Shake restaurant, including land, site improvements, building and equipment for fiscal 2001 was $1,600,000. The Company intends to fund capital expenditures and meet working capital needs using existing resources and anticipated cash flows from operations, together with additional capital generated by sale and leaseback transactions involving newly acquired properties and bank borrowings. Cash provided by operations in fiscal 2001 totaled $40,133,000 while cash generated by sale and leaseback transactions and other disposals of property totaled $26,603,000.

     Cash provided by operations in fiscal 2000 and 1999 totaled $38,862,000 and $33,354,000, respectively. Cash generated by sale and leaseback transactions and other disposals in fiscal 2000 and 1999 totaled $22,096,000 and $19,655,000, respectively. At September 26, 2001 the Company had additional properties under contract for sale and leaseback which, when closed, will generate $7,994,000 in proceeds.

     Net cash used in financing activities during fiscal 2001 totaled $19,499,000. During fiscal 2001 net payments under the Company's $30,000,000 Revolving Credit Agreement ("Revolving Credit Agreement") aggregated $12,695,000. Additionally, the Company borrowed $5,000,000 under its $75,000,000 ten-year Senior Note Agreement and Private Shelf Facility ("Senior Note"), the proceeds of which were utilized to pay down the revolving line of credit. Net cash provided by financing activities during fiscal 2000 totaled $10,677,000. Net cash used in financing activities totaled $684,000 during fiscal 1999. During fiscal 2000 net borrowings under the Company's $30,000,000 Revolving Credit Agreement ("Revolving Credit Agreement") aggregated $12,695,000. Additionally, the Company borrowed $5,000,000 under its $75,000,000 ten-year Senior Note Agreement and Private Shelf Facility ("Senior Note"), the proceeds of which were utilized to refinance a like amount that was repayable.

     Borrowings under the Senior Note bear interest at an average fixed rate of 7.6%. On April 21, 1999, the Company amended the terms of its Senior Note increasing the borrowing capacity to $75,000,000 and extending the issuance period to April 21, 2002. As of September 26, 2001, the Company had outstanding borrowings of $34,482,000 under the Senior Note. Consequently, the Company has borrowings of $40,000,000 available under the Senior Note at interest rates based upon market rates at the time of borrowing. The
Company's Revolving Credit Agreement bears interest based on LIBOR plus 75 basis points, or the prime rate, at the election of the Company. During the second quarter of 2000, the Company amended the Revolving Credit Agreement to extend the maturity date to January 31, 2002. The Company's debt agreements contain restrictions, which among other things require the Company to maintain certain financial ratios. Subsequent to year-end, the Company terminated this Revolving Credit Agreement and entered into a new $30,000,000 Revolving Credit Agreement with a different lender. The new agreement contains restrictions, which among other things, requires the Company to maintain certain financial ratios, bears interest at LIBOR plus 75 basis points or the prime rate and expires January 2005.

     The Company has a stock repurchase program that provides for the purchase of up to 4,000,000 shares of its outstanding common stock. As of September 26, 2001, the Company had repurchased a total of 1,789,560 shares at a cost of $15,551,780. The repurchased shares will be used in part to fund the Company's employee stock plans including the Company's Stock Option Plan, Capital Appreciation Plan and Employees' Stock Purchase Plan.

FINANCIAL STATEMENTS AND SCHEDULES

CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
The Steak n Shake Company
(Years ended September 26, 2001, September 27, 2000 and September 29, 1999)

                                                                    2001           2000              1999
                                                                ------------    ------------     ------------
Revenues:
     Net sales                                                  $441,512,565    $402,508,840     $344,885,290
     Franchise fees                                                3,678,277       3,538,370        3,364,769
     Other, net                                                    2,759,450       2,639,208        2,629,094
                                                                ------------    ------------     ------------
                                                                 447,950,292     408,686,418      350,879,153

Costs and Expenses:
     Cost of sales                                               105,298,527      97,000,735       85,474,965
     Restaurant operating costs                                  219,558,410     195,886,169      162,046,552
     General and administrative                                   32,151,491      30,533,931       25,394,750
     Rent                                                         19,021,659      16,760,561       13,400,243
     Depreciation and amortization                                17,480,539      15,455,557       13,065,810
     Marketing                                                    15,439,532      12,459,993       10,315,537
     Pre-opening costs                                             2,720,689       4,689,608        7,583,106
     Interest                                                      2,359,105       1,394,190        1,395,983
     Settlement of litigation                                             --              --        1,600,000
                                                                ------------    ------------     ------------

Earnings from Continuing Operations Before Income Taxes
  and Cumulative Effect of Change in Accounting                   33,920,340      34,505,674       30,602,207

Income Taxes                                                      12,125,000      12,197,000       10,721,000
                                                                ------------    ------------     ------------

Earnings from Continuing Operations Before Cumulative
  Effect of Change in Accounting                                  21,795,340      22,308,674       19,881,207

Discontinued Operations:
     Loss from operations, net of income taxes                            --      (1,314,977)      (1,168,551)
     Loss on disposal, including provision of $818,000
       for operating losses during phase-out period,
       net of income taxes                                                --      (2,400,000)              --
                                                                ------------    ------------     ------------

Earnings Before Cumulative Effect Of Change
  in Accounting                                                   21,795,340      18,593,697       18,712,656
Cumulative Effect of Change in Accounting
  for Pre-opening Costs, Net of Income Taxes                              --              --       (1,750,430)
                                                                ------------    ------------     ------------

Net Earnings                                                    $ 21,795,340    $ 18,593,697     $ 16,962,226
                                                                ============    ============     ============

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF EARNINGS, CONT.
--------------------------------------------------------------------------------
The Steak n Shake Company
(Years ended September 26, 2001, September 27, 2000 and September 29, 1999)

                                                          2001             2000            1999
                                                       -----------     -----------      -----------
Basic Earnings Per Common and
  Common Equivalent Share:
     From continuing operations before cumulative
       effect of change in accounting                  $       .76     $       .76      $       .68
     Discontinued Operations                                    --            (.13)            (.04)
     Cumulative effect of change in accounting
       for pre-opening costs                                    --              --             (.06)
                                                       -----------     -----------      -----------

     Basic earnings per share                          $       .76     $       .63      $       .58
                                                       -----------     -----------      -----------

Diluted Earnings Per Common and
  Common Equivalent Share:
     From continuing operations before cumulative
       effect of change in accounting                  $       .76     $       .76      $       .67
     Discontinued Operations                                    --            (.13)            (.04)
     Cumulative effect of change in accounting
       for pre-opening costs                                    --              --             (.06)
                                                       -----------     -----------      -----------

Diluted earnings per share                             $       .76     $       .63      $       .57
                                                       -----------     -----------      -----------

Weighted Average Shares and Equivalents:
     Basic                                              28,707,389      29,263,076       29,149,065
     Diluted                                            28,715,770      29,338,814       29,579,311

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
--------------------------------------------------------------------------------
The Steak n Shake Company
(September 26, 2001 and September 27, 2000)

                                                                           2001              2000
                                                                      ------------      ------------
Assets:
     Current Assets
          Cash including cash equivalents of $5,129,000 in 2001       $  8,715,136      $  2,177,780
          Short term investments                                         3,491,598                --
          Receivables                                                   13,134,102         6,785,407
          Inventories                                                    5,205,906         5,484,670
          Deferred income taxes                                            293,000           400,000
          Other current assets                                           3,327,352         3,769,898
                                                                      ------------      ------------
          Total current assets                                          34,167,094        18,617,755
                                                                      ------------      ------------

     Property and Equipment
          Land                                                          58,060,867        63,688,394
          Buildings                                                     54,239,105        56,011,693
          Leasehold improvements                                        51,955,953        51,746,799
          Equipment                                                    126,251,628       114,286,577
          Construction in progress                                       6,790,412        14,584,748
                                                                      ------------      ------------
                                                                       297,297,965       300,318,211
          Less accumulated depreciation and amortization               (90,279,573)      (80,620,128)
                                                                      ------------      ------------
          Net property and equipment                                   207,018,392       219,698,083
                                                                      ------------      ------------

     Net Leased Property                                                 1,091,723         1,453,428
     Other Assets                                                        2,788,946           997,585
                                                                      ------------      ------------
                                                                      $245,066,155      $240,766,851
                                                                      ------------      ------------

Liabilities and Shareholders' Equity:
     Current Liabilities
          Accounts payable                                            $ 13,989,304      $ 16,031,451
          Accrued expenses                                              20,492,283        20,200,716
          Current portion of senior note                                 3,960,317         3,960,317
          Current portion of obligations under capital leases              563,896           905,453
                                                                      ------------      ------------
          Total current liabilities                                     39,005,800        41,097,937
                                                                      ------------      ------------

     Deferred Income Taxes                                               5,994,000         3,662,000
     Deferred Credits                                                    4,620,856         3,842,485
     Obligations Under Capital Leases                                    1,270,763         1,839,244
     Senior Note                                                        28,378,889        25,521,746
     Revolving Line of Credit                                                   --        12,695,000

     Shareholders' Equity
          Common stock -- $.50 stated value, 50,000,000 shares
            authorized-- shares issued: 30,151,617 in 2001;
            29,920,608 in 2000                                          15,075,809        14,960,304
          Additional paid-in capital                                   122,522,345       121,412,602
          Retained earnings                                             47,877,738        26,082,398
          Less: Unamortized value of restricted shares                    (927,791)       (1,307,031)
                Treasury stock -- at cost: 1,982,201 shares
                  in 2001; 819,238 shares in 2000                      (18,752,254)       (9,039,834)
                                                                      ------------      ------------
     Total shareholders' equity                                        165,795,847       152,108,439
                                                                      ------------      ------------

                                                                      $245,066,155      $240,766,851
                                                                      ------------      ------------

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
The Steak n Shake Company
(YEARS ENDED SEPTEMBER 26, 2001, SEPTEMBER 27, 2000 AND SEPTEMBER 29, 1999)

                                                                          2001              2000              1999
                                                                      ------------      ------------      ------------
Operating Activities:
     Net earnings                                                     $ 21,795,340      $ 18,593,697      $ 16,962,226
          Adjustments to reconcile net earnings
            to net cash provided by operating activities:
          Depreciation and amortization                                 17,480,539        16,415,000        14,127,339
          Cumulative effect of change in accounting for
            pre-opening costs                                                   --                --         1,750,430
          Provision for deferred income taxes                            2,439,000         1,435,000         2,063,000
          Changes in receivables and inventories                           311,977        (1,065,225)       (1,732,257)
          Changes in other assets                                         (155,068)        2,716,533        (1,169,515)
          Changes in income taxes payable                                  492,229           211,976          (617,241)
          Changes in accounts payable and accrued expenses              (2,173,487)          215,984         2,024,278
          (Gain) loss on disposal of property                              (57,665)          339,391           (54,693)
                                                                      ------------      ------------      ------------
     Net cash provided by operating activities                          40,132,865        38,862,356        33,353,567
                                                                      ------------      ------------      ------------

Investing Activities:
     Additions of property and equipment                               (37,199,280)      (73,462,020)      (66,974,269)
     Proceeds from sale of short term investments                        2,000,000                --         5,000,000
     Purchase of short term investments                                 (5,500,000)               --                --
     Net proceeds from sale/leasebacks and other disposals              26,603,057        22,095,542        19,654,722
                                                                      ------------      ------------      ------------
     Net cash used in investing activities                             (14,096,223)      (51,366,478)      (42,319,547)
                                                                      ------------      ------------      ------------

Financing Activities:
     Proceeds from long-term debt                                        5,000,000         5,000,000                --
     Net (payments) proceeds on line of credit                         (12,695,000)       12,695,000                --
     Principal payments on long-term debt                               (2,142,857)       (2,734,366)       (1,305,794)
     Proceeds from equipment and property leases                           580,261           647,979           679,703
     Principal payments on capital lease obligations                      (597,262)         (849,702)         (918,902)
     Lease payments on subleased properties                               (573,106)         (592,200)         (680,099)
     Cash dividends paid in lieu of fractional shares                           --           (12,372)          (19,313)
     Proceeds from exercise of stock options and warrants                   29,010           587,396           409,749
     Shareholder Rights Plan                                              (113,047)               --                --
     Stock repurchase                                                  (10,247,066)       (5,304,714)               --
     Proceeds from employee stock purchase plan                          1,259,781         1,239,694         1,150,780
                                                                      ------------      ------------      ------------
     Net cash (used in) provided by financing activities               (19,499,286)       10,676,715          (683,876)
                                                                      ------------      ------------      ------------

Increase (Decrease) in Cash and Cash Equivalents                         6,537,356        (1,827,407)       (9,649,856)
Cash and Cash Equivalents at Beginning of Year                           2,177,780         4,005,187        13,655,043
                                                                      ------------      ------------      ------------

Cash and Cash Equivalents at End of Year                              $  8,715,136      $  2,177,780      $  4,005,187
                                                                      ------------      ------------      ------------

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
The Steak n Shake Company
(YEARS ENDED SEPTEMBER 26, 2001, SEPTEMBER 27, 2000 AND SEPTEMBER 29, 1999)

                                                                       Unamortized
                                                        Additional        Value of
                                            Common         Paid-In        Retained      Restricted          Treasury Stock
                                             Stock         Capital        Earnings          Shares       Shares         Amount
                                      ------------    ------------    ------------    ------------    ---------   ------------
Balance at September 30, 1998         $ 13,245,749    $ 92,350,819    $ 14,284,714    $ (2,272,340)     163,048   $ (2,259,191)
     Net earnings                                                       16,962,226
     Shares issued under stock
       option plan                         111,896       1,087,662
     Shares exchanged to exercise
       stock options                                                                                     44,162       (789,811)
     Shares granted under Capital
       Appreciation Plan                    49,875       1,327,922                      (1,377,797)
     Changes in unamortized value
       of shares granted under
       Capital Appreciation Plan                                                         1,152,046
     Tax benefit relating to
       stock plans                                         461,869
     Cash dividends paid in
       lieu of fractional shares                                           (19,313)
     Shares issued for Employee
       Stock Purchase Plan                  51,283       1,099,497
     Ten percent common stock
       dividend declared
       December 15, 1999 (2,665,368
       shares)                           1,332,684      22,442,399     (23,775,083)
     Other                                   2,458          (2,458)
                                      ------------    ------------    ------------    ------------    ---------   ------------

Balance at September 29, 1999           14,793,945     118,767,710       7,452,544      (2,498,091)     207,210     (3,049,002)
     Net earnings                                                       18,593,697
     Shares issued under stock
       option plan                          96,687       1,168,575
     Shares exchanged to exercise
       stock options                                                                                     70,128       (686,118)
     Shares repurchased under
       Stock Buyback Program                                                                            541,900     (5,304,714)
     Changes in unamortized value
       of shares granted under
       Capital Appreciation Plan                                                         1,191,060
     Tax benefit relating to
       stock plans                                         346,561
     Cash dividends paid in lieu
       of fractional shares                                                (12,372)
     Shares issued form Employee
       Stock Purchase Plan                  71,992       1,167,702
     Other                                  (2,320)        (37,946)         48,529
                                      ------------    ------------    ------------    ------------    ---------   ------------

Balance at September 27, 2000           14,960,304     121,412,602      26,082,398      (1,307,031)     819,238     (9,039,834)
     Net earnings                                                       21,795,340
     Shares issued under stock
       option plan                           7,830         114,972
     Shares exchanged to exercise
       stock options                                                                                    133,893     (1,203,199)
     Shares reissued to exercise
       stock options                                                                                   (131,190)     1,109,408
     Shares repurchased under
       Stock Buyback Program                                                                          1,247,660    (10,247,066)
     Shares granted under Capital
       Appreciation Plan                                                                  (803,250)    (102,000)       803,250
     Shares forfeited under
       Capital Appreciation Plan                                                           174,813       14,600       (174,813)
     Changes in unamortized value
       of shares granted under
       Capital Appreciation Plan                                                         1,007,677
     Tax benefit relating to
       stock plans                                         (44,289)
     Shares issued for Employee
       Stock Purchase Plan                 107,675       1,152,107
     Other                                                (113,047)
                                      ------------    ------------    ------------    ------------    ---------   ------------

Balance at September 26, 2001         $ 15,075,809    $122,522,345    $ 47,877,738    $   (927,791)   1,982,201   $(18,752,254)
                                      ------------    ------------    ------------    ------------    ---------   ------------

SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
The Steak n Shake Company
(YEARS ENDED SEPTEMBER 26, 2001, SEPTEMBER 27, 2000 AND SEPTEMBER 29, 1999)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of The Steak n Shake Company (formerly "Consolidated Products, Inc.") (the "Company") include the accounts of The Steak n Shake Company (parent) and its wholly-owned subsidiaries. All intercompany items have been eliminated. The Company's fiscal year ends on the last Wednesday in September. As of September 26, 2001, the Company operated 388 Steak n Shake restaurants, including 56 franchised, through its wholly-owned subsidiary Steak n Shake Operations, Inc. The Company's business constitutes a single operating segment pursuant to the provisions of Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information."

CASH, INCLUDING CASH EQUIVALENTS, AND SHORT TERM INVESTMENTS

     The Company's policy is to invest cash in excess of operating requirements in income-producing investments. Cash equivalents primarily consist of bank repurchase agreements, U.S. Government securities and money market accounts, all of which have maturities of three months or less. Short term investments at September 26, 2001 primarily consisted of commercial paper all of which was available for sale. Cash equivalents and short term investments are carried at cost, which approximates market value.

RECEIVABLES

     At September 26, 2001 and September 27, 2000, receivables include $7,994,212 and $3,593,023, respectively, related to the cost of seven and six properties in each fiscal year, respectively, for which sale and leaseback contracts have been entered into for the sale of these properties. Receivables are net of any related allowances.

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

EMPLOYEES' PROFIT SHARING PLAN

     The Steak n Shake Company Employees' Profit Sharing Plan is a defined contribution plan covering substantially all employees of the Company after they have attained age 21 and completed one year of service. Contributions to the Plan, which are subject to the discretion of the Board of Directors, amounted to $1,695,000 for 2001, $1,591,000 for 2000 and $1,565,000 for 1999.

ADVERTISING EXPENSES

     Advertising costs are charged to expense as incurred.

USE OF ESTIMATES

     Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.

RECLASSIFICATIONS

     Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations" and No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets." The requirements of Statement 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. The Company is not currently involved in any business combinations transactions and is not affected by SFAS No. 141. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt Statement 142 in its fiscal year beginning after December 15, 2001. The Company currently believes that the adoption of SFAS No. 142 will not have a material effect on the Company's results of operations.

SHAREHOLDER RIGHTS PLAN

     On May 16, 2001, the Board of Directors of the Company adopted a Shareholder Rights Plan (the "Plan"). Under the Plan, rights have been attached to the outstanding shares of Common Stock at the rate of one right for each share of Common Stock held by shareholders of record at the close of business on May 31, 2001. The rights will become exercisable only if a person or group of affiliated persons (an "Acquiring Person") acquires 15% or more of the Company's Common Stock or announces a tender offer or exchange offer that would result in the acquisition of 30% or more of the outstanding Common Stock. At that time, the rights may be redeemed at the election of the Board of Directors of the Company. If not redeemed, then prior to the acquisition by the Acquiring Person of 50% or more of the outstanding Common Stock of the Company, the Company may exchange the rights (other than rights owned by the Acquiring Person, which would have become void) for Common Stock (or other securities) of the Company on a one-for-one basis. If not exchanged, the rights may be exercised and the holders may acquire one one-hundredth of a share of Preferred Stock of the Company having a value of two times the exercise price of $40.00. Each one one-hundredth of a share of Preferred Stock carries the same voting rights as one share of Common Stock. If the Acquiring Person engages in a merger or other business combination with the Company, the rights would entitle the holders to acquire shares of the Acquiring Person having a market value equal to twice the exercise price of the rights. The Plan will expire in May 2011. The Plan is intended to protect the interests of the Company's shareholders against certain coercive tactics sometimes employed in takeover attempts.

CHANGE IN ACCOUNTING

     During 1999, the Company adopted the provisions of American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" retroactive to the first quarter of fiscal 1999. This new accounting standard requires the Company to expense all pre-opening costs as they are incurred. The Company previously deferred such costs and amortized them over the one-year period following the opening of each restaurant. The cumulative effect of this accounting change, net of income tax benefit, was a reduction of net earnings of $1.8 million ($0.06 per diluted share). This new accounting standard accelerates the Company's recognition of pre-opening costs, but benefits the post-opening results of new restaurants. The effect of the adoption of the new accounting standard was a reduction in the Company's earnings before cumulative effect of change in accounting for pre-opening costs for fiscal 1999 of approximately $1.9 million ($0.06 per diluted share).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

DISCONTINUED OPERATIONS

     In September 2000, the Company announced its decision to dispose of the Specialty Restaurant segment comprised of eleven specialty casual dining restaurants operated by its subsidiary, CSR. To date, proceeds on the sale of the seven closed units are approximately $3,767,000. The remaining four units are currently under contract for sale or are expected to be disposed of during fiscal 2002.

     The results of operations of the Specialty Restaurants have been classified as discontinued operations in the consolidated statement of earnings and operating results of CSR for prior periods have been reclassified as discontinued operations. During the divestiture period, including fiscal 2001, the loss from discontinued properties will be charged against the reserve for discontinued operations. Selected consolidated statement of earnings information for CSR follows:

                                                                          2001            2000            1999
                                                                      -----------     -----------     -----------
     Revenues                                                         $ 7,587,954     $16,120,721     $15,966,409
     Income tax benefit                                                   531,000         707,000         641,000
     Loss from discontinued operations, net of income taxes               952,004       1,314,977       1,168,551
     Loss on disposal from discontinued operations,
       net of $1,350,000 taxes                                                 --       2,400,000              --

     Assets and liabilities, excluding intercompany amounts, of CSR included in the consolidated statements of financial position were as follows:

                                                                          2001            2000
                                                                      -----------     -----------
     Current assets                                                   $ 2,055,947     $ 2,197,312
     Total assets                                                       2,067,846       2,952,461
     Current liabilities                                                1,488,742       3,764,673
     Total liabilities                                                  6,329,496       7,212,590

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

INCOME TAXES

     The components of the provision for income taxes attributable to continuing operations before cumulative effect of change in accounting consist of the following:

                                                           2001           2000            1999
                                                       -----------     -----------     -----------
Current:
     Federal                                           $ 8,412,000     $ 8,140,000     $ 7,232,000
     State                                               1,870,000       1,560,000       1,385,000
Deferred                                                 1,843,000       2,497,000       2,104,000
                                                       -----------     -----------     -----------
Total income taxes                                     $12,125,000     $12,197,000     $10,721,000
                                                       ===========     ===========     ===========

     The reconciliation of effective income tax attributable to continuing operations before cumulative effect of change in accounting is:

                                                           2001            2000            1999
                                                       -----------      -----------      -----------
Tax at U.S. statutory rates                            $11,872,000      $12,077,000      $10,711,000
State income taxes, net of federal tax benefit           1,370,000        1,207,000          900,000
Employer's FICA tax credit                                (620,000)        (479,000)        (497,000)
Jobs tax credit                                           (347,000)        (273,000)        (250,000)
Other                                                     (150,000)        (335,000)        (143,000)
                                                       -----------      -----------      -----------
Total income taxes                                     $12,125,000      $12,197,000      $10,721,000
                                                       ===========      ===========      ===========

     Income taxes paid totaled $8,704,000 in 2001, $8,490,000 in 2000 and $8,791,000 in 1999.

     Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences are expected to reverse. The components of the Company's net deferred tax (liability) asset consist of the following:

                                                           2001            2000
                                                       -----------      -----------
Deferred tax assets:
     Capital leases                                    $   333,000      $   377,000
     Capital appreciation plans                          1,235,000        1,053,000
     Other                                                 639,000          430,000
                                                       -----------      -----------
          Total deferred tax assets                      2,207,000        1,860,000
                                                       -----------      -----------
Deferred tax liabilities:
     Depreciation                                        7,550,000        4,983,000
     Other                                                 358,000          139,000
                                                       -----------      -----------
          Total deferred tax liabilities                 7,908,000        5,122,000
                                                       -----------      -----------

Net deferred tax liability                              (5,701,000)      (3,262,000)
Less current portion                                       293,000          400,000
                                                       -----------      -----------
Long-term liability                                    $(5,994,000)     $(3,662,000)
                                                       ===========      ===========

ACCRUED EXPENSES

                                                           2001            2000
                                                       -----------      -----------
Salaries and wages                                     $ 6,206,534     $ 6,388,375
Taxes Payable                                            8,610,936       7,072,791
Other                                                    5,674,813       6,739,550
                                                       -----------     -----------
                                                       $20,492,283     $20,200,716
                                                       ===========     ===========

OTHER CURRENT ASSETS

                                                           2001            2000
                                                       -----------      -----------
Prepaid expenses                                       $ 1,652,352     $ 2,319,729
Other assets of discontinued operations,
  under contract for sale                                1,675,000       1,450,169
                                                       -----------     -----------
                                                       $ 3,327,352     $ 3,769,898
                                                       ===========     ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
LEASED ASSETS AND LEASE COMMITMENTS

     The Company leases certain of its physical facilities under non-cancelable lease agreements. Steak n Shake restaurant leases typically have initial terms of eighteen to twenty-five years and renewal terms aggregating twenty years or more. These leases require the tenant to pay real estate taxes, insurance and maintenance costs. Certain leased facilities which are no longer operated by the Company's subsidiaries, but have been subleased to third parties, are classified below as non-operating properties. Minimum future rental payments have not been reduced by minimum sublease rentals of $101,000 related to capital leases and $843,000 related to operating leases receivable under non-cancelable subleases.

     At September 26, 2001, obligations under non-cancelable capital leases and operating leases (excluding real estate taxes, insurance and maintenance costs) require the following minimum future rental payments:

                                                            Capital Leases (000'S)          Operating Leases (000'S)
                                                            ----------------------          ------------------------
                                                                     Non-                                       Non-
                                                    Operating   Operating                     Operating    Operating
Year                                                 Property    Property         Total        Property     Property
----                                                 --------    --------         -----        --------     --------
2002                                                   $  657        $ 99        $  756        $ 20,591        $ 157
2003                                                      555          --           555          20,440           87
2004                                                      450          --           450          20,352           87
2005                                                      416          --           416          20,133           88
2006                                                       85          --            85          19,646           90
After 2006                                                 20          --            20         175,093          334
                                                       ------        ----        ------        --------        -----
Total minimum future rental payments                    2,183          99         2,282        $276,255        $ 843
                                                                                               --------        -----
Less amount representing interest                         437          10           447
                                                       ------        ----        ------
Total obligations under capital leases                  1,746          89         1,835
Less current portion                                      475          89           564
                                                       ------        ----        ------
Long-term obligations under capital leases             $1,271        $ --        $1,271
                                                       ------        ----        ------

     During 2001 and 2000, the Company received net proceeds of $22,558,541 involving 20 properties, and $18,452,805 involving 17 properties, respectively, from sale and leaseback transactions. Since these leases are classified as operating, any related gains on the transactions have been deferred and are being amortized in proportion to the related gross rental charged to expense over the eighteen-year lease terms.

DEBT

REVOLVING CREDIT AGREEMENT

     The Company's $30,000,000 Revolving Credit Agreement matures in January 2002 and bears interest at a rate based on LIBOR plus 75 basis points or the prime rate, at the election of the Company. The Revolving Credit Agreement includes an option for conversion into a five-year term loan with a ten-year amortization schedule. The Company had no outstanding borrowings of under the Revolving Credit Agreement as of September 26, 2001. Subsequent to year-end, the Company terminated this Revolving Credit Agreement and entered into a new $30,000,000 Revolving Credit Agreement with a different lender. The new agreement contains restrictions, which among other things, requires the Company to maintain certain financial ratios, bears interest at LIBOR plus 75 basis points or the prime rate and expires January 2005.

SENIOR NOTE

     On April 21, 1999, the Company amended the terms of its Senior Note Agreement and Private Shelf Facility (the "Senior Note Agreement") to increase the borrowing capacity to $75,000,000 and extend the issuance period to April 21, 2002. As of September 26, 2001, the Company had borrowings of $32,339,000 under its $75,000,000 Senior Note Agreement. Consequently, the Company has borrowings of approximately $40,000,000 available under the Senior Note Agreement. Interest rates are based upon market rates at the time of borrowing. As of September 26, 2001, outstanding borrowings under the Senior Note Agreement had an average interest rate of 7.6% and the amounts maturing in fiscal years ended 2002 through 2006 are as follows: $3,960,000, $3,960,000, $6,036,000,
$6,036,000 and $6,775,000, respectively. The Senior Note Agreement is unsecured and contains restrictions which, among other things, require the Company to maintain certain financial ratios.

     Interest capitalized in connection with financing additions to property and equipment amounted to $643,000 and $980,000 in fiscal 2001 and 2000, respectively. Interest paid on all debt amounted to $3,165,000 in 2001 $2,399,000 in 2000, and $2,254,000 in 1999.

     The carrying amounts for debt reported in the consolidated statement of financial position do not differ materially from their fair market values at September 26, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

CAPITAL APPRECIATION PLANS

     The Capital Appreciation Plan established in 1997 provides for tandem awards of Common Stock (restricted shares) and book units of up to 567,187 shares and related units. These awards are restricted for a period of three years and are returnable to the Company if the grantee is not employed (except for reasons of retirement, permanent disability or death) by the Company at the end of the period. The stock is valued at 100% of market value at the date of grant, and the book units, which are granted in an equal number to the shares of stock, provide for a cash payment at the end of the three-year period equal to the sum of the net change in book value per share and the common stock dividends paid per share during the period, as adjusted for stock dividends/splits. The total value of the stock grant (based upon market value at the date of the grant) is debited to unamortized value of restricted shares and amortized to compensation expense ratably over the three-year period. The total number of shares and book units granted under the 1997 Plan for which restrictions have not lapsed was 202,625 at September 26, 2001; 211,437 at September 27, 2000 and 327,164 at September 29, 1999. At September 26, 2001, 152,622 shares were reserved for future grants. The average remaining period for which restrictions had not lapsed at September 26, 2001 was 1.49 years. The amount charged to expense under the Plans was $1,249,000 in 2001, $1,435,000 in 2000 and $1,418,000 in 1999.

STOCK OPTION PLANS

EMPLOYEE STOCK OPTION PLAN

     The 1997 Employee Stock Option Plan ("the 1997 Plan"), provides for the granting of 945,313 stock options. The 1997 Plan provides for the issuance of stock options exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant. Options were granted under the 1997 Plan to officers and key employees selected by the Stock Option Committee. As of September 26, 2001, 700,813 options have been granted under the 1997 Plan and 490,217 are exercisable.

     The 1995 Employee Stock Option Plan ("the 1995 Plan"), provides for the granting of 686,297 stock options. Options granted under the 1995 Plan are primarily incentive stock options exercisable on the same terms as the 1997 Plan. Options were granted under the 1995 Plan to officers and key employees selected by the Stock Option Committee. At September 26, 2001, all options have been granted under the 1995 Plan and 298,584 are exercisable.

     The 1992 Employee Stock Option Plan ("the 1992 Plan"), provides for the granting of 503,284 stock options. Options granted under the 1992 Plan are primarily incentive stock options exercisable on the same terms as the 1995 Plan. The options expire five years from the date of grant. Options were granted under the 1992 Plan to officers and key employees selected by the Stock Option Committee. All options have been granted under the 1992 Plan and 4,612 are exercisable.

     As of September 27, 2000, 243,322 options were available for grant and 746,136 options were exercisable. The following table summarizes the changes in options outstanding and related average prices under the 1997, 1995 and 1992
Plans:

                                                                      Weighted
                                                                       Average
                                                           Shares        Price
                                                        ---------      -------
Outstanding at September 30, 1998                         995,025      $  8.95
     Fiscal 1999 Activity:
          Granted                                         352,669        15.34
          Exercised                                      (176,288)        4.72
          Canceled                                         (5,969)       11.94
                                                       ------------
Outstanding at September 29, 1999                       1,165,437        11.51
     Fiscal 2000 Activity:
          Granted                                         185,399         9.90
          Exercised                                      (177,404)        6.37
          Canceled                                        (27,108)       13.10
                                                       ------------
Outstanding at September 27, 2000                       1,146,324        12.00
     Fiscal 2001 Activity:
          Granted                                         125,391         9.07
          Exercised                                      (133,804)        8.46
          Canceled                                       (126,875)       10.77
                                                       ------------

Outstanding at September 26, 2001                       1,011,036      $ 12.27
                                                        =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NONEMPLOYEE DIRECTOR STOCK OPTION PLANS

     The Company's 1997, 1998, 1999 and 2000 Nonemployee Director Stock Option Plans provide for the grant of nonqualified stock options at a price equal to the fair market value of the Common Stock on the date of the grant. Options outstanding under each Plan are exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant.

     An aggregate of 34,032 shares of Common Stock are reserved for the grant of options under the 1997 Plan. At September 26, 2001, all of the options authorized under the 1997 Plan have been granted and are exercisable at an average price of $8.47. No options have been canceled and 8,509 shares have been exercised since the inception of the 1997 Plan.

     An aggregate of 25,782 shares of Common Stock are reserved for the grant of options under the 1998 Plan. At September 26, 2001, all of the options authorized under the 1998 Plan have been granted at a price of $11.20 of which 20,626 are exercisable. No options have been canceled or exercised since the inception of the 1998 Plan.

     An aggregate of 24,750 shares of Common Stock are reserved for the grant of options under the 1999 Plan. At September 26, 2001, all of the options authorized under the 1999 Plan have been granted at a price of $12.09 of which 14,850 are exercisable. No options have been canceled or exercised since the inception of the 1999 Plan.

     An aggregate of 19,800 shares of Common Stock are reserved for the grant of options under the 2000 Plan. At September 26, 2001, all of the options authorized under the 2000 Plan have been granted at a price of $11.08 of which 7,920 are exercisable. No options have been canceled or exercised since the inception of the 2000 Plan.

     The following table summarizes information about the exercise price for stock options outstanding at September 26, 2001 under the employee and nonemployee director stock option plans.

                                                 Options Outstanding           Options Exercisable
                                                 -------------------           -------------------
                                             Weighted
                                              Average          Weighted                       Weighted
     Range of             Number             Remaining          Average         Number        Average
     Exercise         Outstanding at        Contractual        Exercise     Exercisable at    Exercise
      Prices        September 26, 2001          Life             Price    September 26, 2001   Price
-----------------------------------------------------------------------------------------------------
     $5 - $10              364,282           2.11 years          $ 8.80         357,282        $ 8.79
     $10 - $15             464,339           2.21 years          $12.22         313,394        $12.52
     $15 - $20             278,270           2.42 years          $16.34         191,656        $16.27
     ------------------------------------------------------------------------------------------------
     $5 - $20            1,106,891           2.23 years          $12.13         862,332        $11.81

EMPLOYEE STOCK PURCHASE PLAN

     In February 1993, the shareholders approved a tax-qualified Employee Stock Purchase Plan, providing for a maximum of 125,821 shares of Common Stock per year for five years. In February 1998, the shareholders approved an amendment to the Employee Stock Purchase Plan providing for a maximum of 154,688 shares of Common Stock per year for an additional five years. Unissued shares in any given year are carried forward and are available to increase the annual maximum. The Plan is available to all eligible employees of the Company and its subsidiaries as determined by the Board of Directors and has a calendar plan year. Employees are able to purchase shares of Common Stock each year through payroll deductions from 2% to 10% of compensation up to a maximum allowable fair market value of $10,000 or 1,000 shares per year, whichever is less. The purchase price will be the lesser of 85% of the market price, as defined, on the first or last trading day of the plan year. During fiscal 2001 and fiscal 2000, 215,232 shares and 143,983 shares, respectively, were purchased and issued to employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

STOCK-BASED COMPENSATION

     The Company measures stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" requires that the Company disclose pro forma information regarding net earnings and earnings per share as if the Company had accounted for its employee stock awards, consisting of stock options and stock issued pursuant to the Employee Stock Purchase Plan, granted subsequent to September 28, 1995, under the fair value method as defined by that statement. The fair value for these awards was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for fiscal 2001 and 2000: volatility factor of the expected market price of the Company's common stock of .53 in 2001 and .53 in 2000; expected option lives of 1-5 years; dividend yield of 0.0%; and a risk-free interest rate of 4.00% in 2001 and 5.75% in 2000. The weighted average fair value of options granted in 2001 and 2000 was $2.63 and $4.09, respectively.

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

     For purposes of pro forma disclosures, the estimated fair value of the options discussed below, is amortized to expense over the related vesting period. Because compensation expense is recognized over the vesting period, the initial impact on pro forma net earnings may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected. The Company's pro forma information giving effect to the estimated compensation expense related to stock-based compensation is as follows:

                                                 2001                2000
                                             -----------         -----------
Net earnings as reported                     $21,795,340         $18,593,697
Less pro forma compensation expense            1,028,254           1,352,075
                                             -----------         -----------
Pro forma net earnings                       $20,767,086         $17,241,622
                                             -----------         -----------

Diluted earnings per share as reported       $       .76         $       .63
Pro forma diluted earnings per share         $       .72         $       .59

QUARTERLY FINANACIAL DATA (UNAUDITED)

                                                                               Quarter(1)(2)

                                                        First            Second             Third            Fourth
                                                  -----------------------------------------------------------------
2001
----
Revenues                                          $96,563,374      $135,813,109      $106,467,967      $109,106,432

Costs and Expenses                                $90,398,509      $126,412,521      $ 97,108,370      $100,110,545

Earnings Before Income Taxes                      $ 6,164,865      $  9,400,588      $  9,359,597      $  8,995,887

Net Earnings                                      $ 3,961,865      $  6,039,588      $  6,011,597      $  5,782,887

Diluted Earnings Per Common and Common Equivalent Share:

Net Earnings                                      $       .14      $        .21      $        .21      $        .20

2000
----
Revenues                                          $89,329,236      $117,796,985      $ 97,807,567      $103,752,634

Costs and Expenses                                $81,234,409      $108,566,871      $ 88,131,207      $ 96,248,257

Earnings From Continuing Operations Before

Income Taxes                                      $ 8,094,827      $  9,230,114      $  9,676,360      $  7,504,377

Earnings From Continuing Operations               $ 5,171,827      $  5,882,114      $  6,250,360      $  5,004,377

Discontinued Operations                           $  (242,321)     $   (400,325)     $   (244,851)     $ (2,827,474)

Net Earnings                                      $ 4,929,506      $  5,481,789      $  6,005,509      $  2,176,903

Diluted Earnings Per Common and Common Equivalent Share:

From Continuing Operations                        $       .18      $        .20      $        .21      $        .17

Discontinued Operations                           $      (.01)     $       (.01)     $         --      $       (.10)

Net Earnings                                      $       .17      $        .19      $        .21      $        .07

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

MANAGEMENT'S REPORT
--------------------------------------------------------------------------------
The Steak n Shake Company
MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

     The management of The Steak n Shake Company is responsible for the preparation, integrity and objectivity of the Company's financial statements and the other financial information in this report. The financial statements were prepared in conformity with generally accepted accounting principles and reflect in all material respects the Company's results of operations and the financial position for the periods shown based upon management's best estimates and judgments.

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

                    /s/ Alan B. Gilman            /s/ James W. Bear
                    PRESIDENT AND                 SENIOR VICE PRESIDENT
                    CHIEF EXECUTIVE OFFICER       AND CHIEF FINANCIAL OFFICER


REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------
Shareholders and Board of Directors
The Steak n Shake Company

     We have audited the accompanying consolidated statements of financial position of The Steak n Shake Company as of September 26, 2001 and September 27, 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 26, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Steak n Shake Company at September 26, 2001 and September 27, 2000, and the consolidated results of its operations, shareholders' equity and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States.

                                        /s/ Ernst & Young LLP

Indianapolis, Indiana
November 26, 2001