Form 10-K, Exhibit 13
period 2002-09-25
STEAK & SHAKE CO
filed 2002-12-20
CIK 93859

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.01

SELECTED FINANCIAL AND OPERATING DATA RESTATED (UNAUDITED)
The Steak n Shake Company
 (All dollar amounts in thousands, except per share data)

	2002	2001	2000		1999		1998
							(53 weeks)
Statement of Earnings Data(1)(2):
Revenues	$460,812	$447,950	$408,686		$350,879		$295,944
Earnings from continuing operations before cumulative effect of change in accounting	$23,809	$20,796	$21,467		$19,236	(3)(4)	$20,551
Discontinued operations	$—	$—	$(3,715	)(2)	$(1,169)		$(1,218)
Cumulative effect of change in accounting for pre-opening costs	$—	$—	$—		$(1,751	)(4)	$—
Net earnings	$23,089	$20,796	$17,752		$16,316		$19,333
Per Share Data(1)(2):
Basic Earnings Per Common and Common Equivalent Share:
From continuing operations before cumulative effect of change in accounting	$.83	$.72	$.73		$.66	(4)	$.71
Discontinued operations	—	—	(.13	)(2)	(.04)		(.04)
Cumulative effect of change in accounting for pre-opening costs	—	—	—		(.06	)(4)	—

Basic earnings per share	$.83	$.72	$.60		$.56		$.67

Diluted Earnings Per Common and Common Equivalent Share:
From continuing operations before cumulative effect of change in accounting	$.83	$.72	$.73		$.65	(4)	$.70
Discontinued operations	—	—	(.13	)(2)	(.04)		(.04)
Cumulative effect of change in accounting for pre-opening costs	—	—	—		(.06	)(4)	—

Diluted earnings per share	$.83	$.72	$.60		$.55		$.66

Diluted Weighted Average
Shares and Share Equivalents (in thousands)	27,986	28,716	29,339		29,579		29,228
Statement of Financial Position Data(1)(2):
Total assets	$395,895	$371,415	$346,375		$300,016		$259,537
Long-term debt:
Obligations under leases	$148,531	$135,916	$113,441		$96,799		$76,438
Revolving line of credit	$—	$—	$12,695		$—		$—
Senior note	$24,419	$28,379	$25,522		$24,482		$27,216
Shareholders' equity	$167,055	$162,004	$149,316		$133,517		$114,045
Other Data(2)(5):
System wide Sales:
Company	$455,359	$441,513	$402,509		$344,885		$289,965
Franchise	92,421	90,043	86,454		80,381		79,960

	$547,780	$531,556	$488,963		$425,266		$369,925

Number of Restaurants:
Steak n Shake:
Company-operated	348	332	313		278		233
Franchised	56	56	54		50		51

	404	388	367		328		284
Number of Employees	20,000	19,000	18,000		16,000		14,000
Number of Shareholders	12,714	11,459	12,127		12,236		7,922

(1)
In fiscal 2002, the Company changed its accounting for sale/leaseback transactions to account for those transactions as financing leases rather than operating leases. Accordingly amounts for 2001, 2000, 1999, and 1998 have been restated. (See Restatement)

(2)
In September 2000, the Company announced its decision to dispose of the Specialty Restaurant segment of the business comprised of its Consolidated Specialty Restaurants, Inc. subsidiary, which operated 11 specialty casual dining restaurants, primarily Colorado Steakhouses. Accordingly, the Company recorded a one-time charge for the loss on disposal of discontinued operations of $3,750,000, ($2,400,000 net of income taxes or $.08 per diluted share), in the fourth quarter. The loss from the operations of the Specialty Restaurants and the estimated loss on disposal of the discontinued operations are reported as a discontinued operation in fiscal 2000. The loss from operations and the estimated loss on disposal, net of applicable income taxes, are shown below Earnings from Continuing Operations. Amounts for 1999 and 1998 differ from previously reported amounts since the results of the Specialty Restaurant business have been reflected as discontinued operations (see the Discontinued Operations footnote).

(3)
In the second quarter of fiscal 1999, the Company recorded a nonrecurring charge of $1,040,000, net of income taxes, related to the settlement of a lawsuit.

(4)
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

(5)
Data presented is not required by generally accepted accounting principles but provides an important measure of Company performance

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Steak n Shake Company
 (Years ended September 25, 2002, September 26, 2001 and September 27, 2000)

        In the following discussion, the term "same store sales" refers to the sales of only those units open for at least eighteen months.

Restatement

        During 2002, the Company changed its accounting for sale and leaseback transactions and build-to-suit leases to more fully reflect the provisions of Statement of Financial Accounting Standards No. 98, "Accounting for Leases" ("SFAS No. 98") The change was made because the agreements, though transferring title at inception, include either an option allowing the Company to purchase the related property at the end of the lease term, including extensions, at the then-market value or a right to substitute the property for a property of similar value, or both, neither of which has the Company exercised to date on any of the subject leases. Under a highly technical interpretation of SFAS No. 98, the presence of these clauses is considered to be continuing involvement by the Company in the property, which disallows sale and leaseback accounting, despite the fact that both clauses are based upon market value.

        The new accounting calls for cash proceeds from these transactions to be accounted for as a "finance obligation," reflected as a liability and amortized over the life of the related lease and the related assets are depreciated over their estimated useful lives. This accounting treatment requires the lease payments to be charged to interest expense and debt repayment, as opposed to rent expense. Pursuant to APB Opinion No. 20 "Accounting Changes," the Company has restated its financial statements to reflect this accounting for all years presented ("retroactive restatement"). The effects of this change to the Company's Consolidated Financial Statements are as follows:

	2002	2001	2000
Earnings from continuing operations before income taxes prior to restatement:	$37,707,000	$33, 920,000	$34,506,000
Earnings from continuing operations before income taxes subsequent to restatement:	36,044,000	$32,366,000	$33,204,000
Net earnings prior to restatement:	24,109,000	$21,795,000	$18,594,000
Net earnings subsequent to restatement:	23,089,000	$20,796,000	$17,752,000
Diluted earnings per common and common equivalent share prior to restatement:	.86	.76	0.63
Diluted earnings per common and common equivalent subsequent to restatement:	.83	.72	0.60
Total assets prior to restatement:	257,804,000	245,066,000	240,767,000
Total assets subsequent to restatement:	395,895,000	371,415,000	346,375,000
Total shareholders' equity prior to restatement:	171,866,000	165,796,000	152,108,000
Total shareholders' equity subsequent to restatement:	167,055,000	162,004,000	149,316,000

Results of Operations

        The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of items included in the Company's consolidated statements of earnings for the periods indicated:

	2002		2001		2000
Revenues
Net sales	98.8%		98.6%		98.5%
Franchise fees	.8		.8		.9
Other, net	.4		.6		.6

	100.0		100.0		100.0

Costs and Expenses
Cost of sales	23.2	(1)	23.8	(1)	24.1	(1)
Restaurant operating costs	48.8	(1)	49.7	(1)	48.7	(1)
General and administrative	7.4		7.2		7.5
Depreciation and amortization	5.0		4.7		4.5
Marketing	3.5		3.4		3.0
Interest	3.1		2.9		2.5
Rent	1.6		1.5		1.5
Pre-opening costs	.5		.6		1.1

Earnings from Continuing Operations Before Income Taxes	7.8		7.2		8.1
Income Taxes	2.8		2.6		2.9

Earnings from Continuing Operations	5.0		4.6		5.2
Discontinued Operations:
Loss from operations, net of income taxes	—		—		(0.3	)(2)
Loss on disposal, including provision of $818,000 for operating losses during phase-out period, net of income taxes	—		—		(0.6	)(2)

Net Earnings	5.0%		4.6%		4.3%

(1)
Cost of sales and restaurant operating costs are expressed as a percentage of net sales.

(2)
See the following discussion regarding Discontinued Operations.

Year Ended September 25, 2002 to Year Ended September 26, 2001

Revenues

        Net sales increased $13,847,000 to $455,359,000, or 3.1%, due primarily to a 4.8% increase in the number of Company-operated Steak n Shake restaurants. The number of Company-operated Steak n Shake restaurants increased to 348 at September 25, 2002 as compared to 332 at September 26, 2001. Same store sales decreased 0.7% due to a 2.8% decrease in customer counts partially offset by a 2.1% increase in check average. The decrease in customer counts is due, in part, to a reduction of promotional marketing activity during the year. The increase in check average is primarily the result of a 2.3% weighted average menu price increase for the year.

        Other revenue decreased $962,000 or 34.8% due primarily to current year net losses on the disposal of assets versus a prior year net gain on the disposal of assets.

Costs and Expenses

        Cost of sales increased $217,000, or 0.2%, as a result of the sales increase. As a percentage of net sales, cost of sales decreased to 23.2% from 23.8%, primarily as a result of menu price increases and relatively stable food costs (decreases in potato and pork costs, somewhat offset by increases in beef costs).

        Restaurant operating costs increased $2,875,000, or 1.3%, due to increased labor costs resulting primarily from the higher sales volume. As a percentage of net sales restaurant operating costs, decreased to 48.8% from 49.7% primarily due to lower wage rates and reduced employee turnover, resulting from the softening in labor markets and improved employee recruitment and retention programs, and a reduction in gas heating and supply costs.

        General and administrative expenses increased $1,818,000, or 5.7%. The increase is primarily due to new technology initiatives surrounding human resources and payroll, and a sales forecasting and labor scheduling system. Additionally, the Company reorganized field operations which added new field offices to better support new and key core markets. As a percentage of revenues, general and administrative expenses increased to 7.4% from 7.2%.

        The $2,143,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 2001.

        Marketing expense increased $622,000, or 4.0%. As a percentage of revenues, marketing expense increased to 3.5% from 3.4% primarily due to the implementation of television advertising in the Grand Rapids, Michigan and Nashville, Tennesse markets in fiscal 2001 and increased television advertising in the Indianapolis, Orlando and St. Louis markets.

        Interest expense increased $1,221,000, or 9.5%, as a result of the completion of thirty-one sale and leaseback transactions since the beginning of fiscal 2001. Proceeds from these transactions aggregated $13,198,000 and $22,559,000 in 2002 and 2001, respectively. This increase was partially offset by a decrease in average net borrowings under the Company's Senior Note Agreement and the revolving line of credit.

        Rent expense increased $796,000, or 12.0%, due to ground leases entered into in 2002, the assumption of a lease for a restaurant located in a travel center in 2002 and an increase in percentage rent.

        Pre-opening costs decreased $508,000, or 18.7%, in fiscal 2002 due to fewer new store openings.

Income Taxes

        The Company's effective income tax rate, as a percentage of earnings before income taxes, increased to 35.9% from 35.7%. The increase in the effective rate is primarily due to a decrease in federal job tax credits. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

Net Earnings

        Net earnings increased 11.0% to $23,089,000, compared to the prior year, due primarily to an increase in operating margins of 160 basis points. Fully diluted earnings per share increased 15% to $.83.

Year Ended September 26, 2001 to Year Ended September 27, 2000

Revenues

        Net sales increased $39,004,000 to $441,513,000, or 9.7%, due primarily to a 6% increase in the number of Company-operated Steak n Shake restaurants and a 2.5% increase in same store sales. The number of Company-operated Steak n Shake restaurants increased to 332 at September 26, 2001 as compared to 313 at September 27, 2000. The increase in same store sales was attributable to an increase in check average as customer counts were flat. The increase in check average was primarily the result of a 4.4% weighted average menu price increase year to date.

Costs and Expenses

        Cost of sales increased $8,298,000, or 8.6%, as a result of sales increases. As a percentage of net sales, cost of sales decreased to 23.8% from 24.1%, primarily as a result of menu price increases, somewhat offset by increases in beef and dairy costs.

        Restaurant operating costs increased $23,672,000, or 12.1%, due to increased labor costs and other operating costs resulting primarily from the higher sales volume. Restaurant operating costs, as a percentage of net sales, increased to 49.7% from 48.7%, due primarily to increases in fringe benefit costs and higher electricity and gas heating costs.

        General and administrative expenses increased $1,618,000, or 5.3%. The increase in expenses was attributable to increased field personnel in connection with the addition of new units and the effect of inflation on salaries. As a percentage of revenues, general and administrative expenses decreased to 7.2% from 7.5%.

        The $2,578,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 2000.

        Marketing expense increased $2,980,000, or 23.9%. As a percentage of revenues, marketing expense increased to 3.4% from 3.0% primarily due to higher television media costs related to additional television markets, a direct mail program, and increased outdoor media. Television costs increased due to the introduction of television advertising in the Chicago, Illinois; Columbus, Ohio; Grand Rapids, Michigan; and Nashville, Tennessee markets.

        Interest expense increased $2,461,000, or 23.7%, due to increased average net borrowings under the Company's Senior Note Agreement and the revolving line of credit and as a result of the Company using sale/leaseback financing to fund its growth. Proceeds from these transactions aggregated $22,559,000 and $18,453,000 in 2001 and 2000 respectively.

        Rent expense increased $464,000, or 7.6%. As a percentage of revenues, rent expense remained constant at 1.5%.

        Pre-opening costs decreased $1,969,000, or 42.0%, in fiscal 2001 due to fewer store openings in 2001.

Income Taxes

        The Company's effective income tax rate as a percentage of earnings before income taxes increased to 35.7% from 35.3%. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

Earnings from Continuing Operation

        Earnings from continuing operations before cumulative effect of change in accounting decreased 3.1% to $20,796,000.

Net Earnings

        Net earnings increased 17.1% to $20,796,000, primarily as a result of the disposal of the Specialty Restaurant segment which had a net operating loss of $1,315,000 in fiscal 2000. Additionally in 2000, the Company recorded a one-time charge for the estimated loss on disposal of the discontinued operation of $2,400,000, net of income taxes.

Discontinued Operations

        In September 2000, the Company announced its decision to dispose of the Specialty Restaurants segment of the business comprised of its Consolidated Specialty Restaurants, Inc. subsidiary, ("CSR") which operated 11 specialty casual dining restaurants, primarily Colorado Steakhouses. Accordingly, the Company recorded a one-time charge for the estimated loss on disposal of discontinued operations of $3,750,000, ($2,400,000 net of income taxes or $.08 per diluted share), in the fourth quarter. The loss from the operations and the estimated loss on disposal of the discontinued operations of the Specialty Restaurants are reported as a discontinued operation in fiscal 2000 in accordance with APB Opinion No. 30 "Reporting the Result of Operations Reporting the effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" The loss from operations and the estimated loss on disposal, net of applicable income taxes, are shown below Earnings from Continuing Operations. In addition, all amounts relating to CSR have been reclassified to discontinued operations for all years presented. See the Discontinued Operations footnote to the consolidated financial statements for further information.

Effects of Governmental Regulations and Inflation

        Since most of the Company's employees are paid hourly rates related to federal and state minimum wage laws, increases in the legal minimum wage directly increase the Company's operating costs. Inflation in food, labor, fringe benefits, and other operating costs directly affect the Company's operations.

Liquidity and Capital Resources

        Fifteen Company-operated Steak n Shake restaurants and one franchised Steak n Shake restaurants were opened during fiscal year 2002. In addition, the Company purchased one franchised unit in. For fiscal 2002, capital expenditures totaled $41,351,000 as compared to $39,910,000 and $75,765,000 during fiscal 2001 and 2000, respectively.

        The Company expects to open 15 Steak n Shake restaurants in fiscal year 2003. This level of expansion allows management to build field organizational quality and stability while continuing its focus on improving each and every guest experience through hospitality initiatives, especially in newer markets; improving the depth of the field organization through improved recruitment and higher retention; enhancing training and staff development; and to aggressively market the brand through unique differentiation marketing. The average cost of a new Company-operated Steak n Shake restaurant, including land, site improvements, building and equipment approximates

$1,700,000. The Company intends to fund capital expenditures, its stock repurchase program and meet working capital needs using existing resources and anticipated cash flows from operations.

        Cash provided by operations in fiscal 2002 totaled $55,015,000 while cash generated by disposals of property totaled $2,352,000. Cash provided by operations in fiscal 2001 and 2000 totaled $44,762,000 and $42,782,000, respectively. Cash generated by disposals in fiscal 2001 and 2000 totaled $4,045,000 and $3,643,000, respectively. The Company entered into 11 sale and leaseback arrangements during the year, generating proceeds of $13,198,000. Cash generated by sale and leaseback arrangements in fiscal 2001 and 2000 totaled $22,559,000 and $18,453,000, respectively. The Company's financing strategy provides for a combination of mid-term and long-term financing alternatives to fund its growth and stock purchase plan. This combination allows the Company to effectively manage its balance sheet. Through the use of sale/leaseback financing the Company recovers all of its development cost, exclusive of equipment costs. Since the leases are for a primary term of 18 years with four five-year renewal options, the Company has the exclusive rights to the operating property for a minimum of 18 years with fixed rent plus a percentage rent. The Company has a Senior Note Agreement that provides for additional borrowings of $75,000,000. Borrowings under this agreement are generally repayable over 10 years with an average life of seven years. The Company expects to fund its current expansion plans and stock repurchase program principally from operating cash flows. Accordingly, the Company has suspended the utilization of sale and leaseback transactions as a financing alternative.

        Net cash used in financing activities during fiscal 2002 totaled $12,335,000 due primarily to the stock repurchase program. The Company repurchased a total of 1,488,329 shares for $19,702,000 during the year. Net cash provided by financing activities during fiscal 2001 totaled $1,141,000. In fiscal 2001, the Company repurchased a total of 1,247,660 for $10,247,000. Net cash provided by financing activities totaled $27,512,000 during fiscal 2000. The Company had no borrowings under its $30,000,000 ("Revolving Credit Agreement") in 2002. The Revolving Credit Agreement bears interest based on LIBOR plus 75 basis points, or the prime rate, at the election of the Company. The Company's debt agreements contain restrictions, which among other things, require the Company to maintain certain financial ratios. During fiscal 2001, the Company had net payments under the Revolving Credit Agreement aggregating $12,695,000. Additionally, the Company borrowed $5,000,000 under its $75,000,000 ten-year Senior Note Agreement and Private Shelf Facility ("Senior Note Agreement"), the proceeds of which were utilized to refinance a like amount that was repayable.

        Borrowings under the Senior Note Agreement bear interest at an average fixed rate of 7.6%. On September 20, 2002 the Company amended and restated the terms of its Senior Note Agreement. Pursuant to the terms of the Senior Note Agreement, the Company may borrow an additional $75 million at interest rates based upon market rates at the time of borrowing, and the issuance period was extended to September 20, 2005. As of September 25, 2002, the Company had outstanding borrowings of $28,379,000 under the Senior Note Agreement.

        The Company has a stock repurchase program that provides for the purchase of up to 4,000,000 shares of its outstanding common stock. As of September 25, 2002, the Company had repurchased a total of 3,277,889 shares at a cost of $35,253,757. The repurchased shares will be used in part to fund the Company's employee stock plans including the Company's Stock Option Plan, Capital Appreciation Plan and Employees' Stock Purchase Plan.

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" ("SFAS No. 144"). This standard supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This standard retains the previously existing accounting requirement related to the recognition and measurement requirements of the impairment of long-lived assets to be held for use, while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. Companies are required to adopt SFAS No. 144 in its fiscal year beginning after December 15, 2001. The Company is currently evaluating the effects, if any, that this standard will have on its results of operations or statement of financial position.

Risks Associated with Forward-Looking Statements

        Under the safe harbor provision of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements, or projections made by the Company including those made in this report, are based on management's expectations at the time they are made, but they are made they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect the Company's operations and prospects are discussed above and in the Company's most recent report of Form 10Q and 10K filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS AND SCHEDULES

Consolidated Statements of Earnings
The Steak n Shake Company
(Years ended September 25, 2002, September 26, 2001 and September 27, 2000)

	2002		2001		2000
			Restated		Restated
Revenues:
Net sales		$455,359,393		$441,512,565		$402,508,840
Franchise fees		3,655,070		3,678,277		3,538,370
Other, net		1,797,935		2,759,450		2,639,208

		460,812,398		447,950,292		408,686,418
Costs and Expenses:
Cost of sales		105,515,338		105,298,527		97,000,735
Restaurant operating costs		222,433,486		219,558,410		195,886,169
General and administrative		33,969,732		32,151,491		30,533,931
Depreciation and amortization		23,095,399		20,952,880		18,374,629
Marketing		16,062,012		15,439,532		12,459,993
Interest		14,072,120		12,850,991		10,389,910
Rent		7,407,722		6,611,888		6,147,734
Pre-opening costs		2,212,381		2,720,689		4,689,608

Earnings from Continuing Operations Before Income Taxes		36,044,208		32,365,884		33,203,709
Income Taxes		12,955,000		11,570,000		11,737,000

Earnings from Continuing Operations		23,089,208		20,795,884		21,466,709
Discontinued Operations:
Loss from Operations, net of income taxes		—		—		(1,314,977)
Loss on Disposal, including provision of $818,000 for operating losses during phase-out period, net of income taxes		—		—		(2,400,000)

Net Earnings		$23,089,208		$20,795,884		$17,751,732

Basic Earnings Per Common and Common Equivalent Share:
From Continuing Operations		$.83		$.72		$.73
Discontinued Operations		—		—		(.13)

Basic earnings per share	$	..83	$	..72	$	..60

Diluted Earnings Per Common and Common Equivalent Share:
From Continuing Operations		$.83		$.72		$.73
Discontinued Operations		—		—		(.13)

Diluted earnings per share	$	..83	$	..72	$	..60

Weighted Average Shares and Equivalents:
Basic		27,814,482		28,707,389		29,263,076
Diluted		27,985,911		28,715,770		29,338,814

See accompanying notes.

Consolidated Statements of Financial Position
The Steak n Shake Company
(September 25, 2002 and September 26, 2001)

	2002	2001
		Restated
Assets:
Current Assets
Cash, including cash equivalents of $3,225,000 in 2002 and $5,129,000 in 2001	$5,286,311	$8,715,136
Short term investments	611,092	3,491,598
Receivables, net	2,955,049	2,428,773
Inventories	5,206,161	5,205,906
Deferred income taxes	2,764,000	293,000
Other current assets	1,805,111	3,327,352

Total current assets	18,627,724	23,461,765

Property and Equipment
Land	128,354,629	116,809,543
Buildings	125,113,260	114,798,289
Land and leasehold improvements	86,764,055	81,053,061
Equipment	134,277,901	126,251,628
Construction in progress	11,995,758	9,501,529

	486,505,603	448,414,050
Less accumulated depreciation and amortization	(126,783,897)	(107,162,754)

Net property and equipment	359,721,706	341,251,296

Net Leased Property	4,079,558	4,472,517
Other Assets	13,466,001	2,229,899

	$395,894,989	$371,415,477

Liabilities and Shareholders' Equity:
Current Liabilities
Accounts payable	$14,695,102	$13,989,301
Accrued expenses	28,387,780	19,773,045
Current portion of senior note	3,960,317	3,960,317
Current portion of obligations under leases	3,248,277	2,938,519

Total current liabilities	50,291,476	40,661,182

Deferred Income Taxes	5,062,000	3,888,000
Deferred Credits	537,138	566,718
Obligations under leases	148,531,256	135,916,367
Senior Note	24,418,571	28,378,889
Shareholders' Equity
Common stock—$.50 stated value, 50,000,000 shares authorized—shares issued: 30,332,839 in 2002; 30,151,617 in 2001	15,166,420	15,075,809
Additional paid-in capital	123,334,412	122,522,345
Retained earnings	67,175,420	44,086,212
Less: Unamortized value of restricted shares	(324,374)	(927,791)
Treasury stock—at cost: 3,374,606 shares in 2002; 1,982,201 shares in 2001	(38,297,330)	(18,752,254)

Total shareholders' equity	167,054,548	162,004,321

	$395,894,989	$371,415,477

See accompanying notes.

Consolidated Statements of Cash Flows
The Steak n Shake Company
 (Years ended September 25, 2002, September 26, 2001 and September 27, 2000)

	2002	2001	2000
		Restated	Restated
Operating Activities:
Net earnings	$23,089,208	$20,795,884	$17,751,732
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	23,095,399	20,952,880	18,374,629
Provision for deferred income taxes	(1,297,000)	1,884,000	975,000
Changes in receivables and inventories	2,115,989	3,023,610	1,237,727
Changes in other assets	(1,501,589)	(155,068)	2,716,533
Changes in income taxes payable	2,767,125	492,229	211,976
Changes in accounts payable and accrued expenses	6,456,423	(2,173,487)	1,175,427
(Gain) loss on disposal of property	289,395	(57,665)	339,391

Net cash provided by operating activities	55,014,950	44,762,383	42,782,415

Investing Activities:
Additions of property and equipment	(41,350,633)	(39,910,397)	(75,764,972)
Proceeds from sale of short term investments	9,270,000	2,000,000	—
Purchase of short-term investments	(6,380,000)	(5,500,000)	—
Purchase of long-term investments	(10,000,000)	—	—
Net proceeds from disposals	2,351,761	4,044,516	3,642,737

Net cash used in investing activities	(46,108,872)	(39,365,881)	(72,122,235)

Financing Activities:
Proceeds from long-term debt	—	5,000,000	5,000,000
Net (payments) proceeds on line of credit	—	(12,695,000)	12,695,000
Principal payments on long-term debt	(3,960,318)	(2,142,857)	(2,734,366)
Proceeds from equipment and property leases	13,510,911	23,138,802	19,100,784
Principal payments on lease obligations	(3,029,019)	(2,515,663)	(2,466,810)
Lease payments on subleased properties	(328,636)	(573,106)	(592,200)
Proceeds from exercise of stock options and warrants	124,861	29,010	587,396
Stock repurchases	(19,701,977)	(10,247,066)	(5,304,714)
Proceeds from employee stock purchase plan	1,049,275	1,259,781	1,239,694
Shareholder Rights Plan	—	(113,047)	—
Cash dividends paid in lieu of fractional shares	—	—	(12,372)

Net cash (used in) provided by financing activities	(12,334,903)	1,140,854	27,512,412

Increase (Decrease) in Cash and Cash Equivalents	(3,428,825)	6,537,356	(1,827,407)
Cash and Cash Equivalents at Beginning of Year	8,715,136	2,177,780	4,005,187

Cash and Cash Equivalents at End of Year	$5,286,311	$8,715,136	$2,177,780

See accompanying notes.

Consolidated Statements of Shareholders' Equity

The Steak n Shake Company

(Years ended September 25, 2002, September 26, 2001 and September 27, 2000)

				Unamortized Value of Restricted Shares	Treasury Stock
	Common Stock	Additional Paid-In Capital	Retained Earnings
					Shares	Amount
			Restated
Balance at September 29, 1999	$14,793,945	$118,767,710	$5,502,439	$(2,498,091)	207,210	$(3,049,002)
Net earnings			17,751,732
Shares issued under stock option plan	96,687	1,168,575
Shares exchanged to exercise stock options					70,128	(686,118)
Shares repurchased under Stock Buyback Program					541,900	(5,304,714)
Changes in unamortized value of shares granted under Capital Appreciation Plan				1,191,060
Tax effect relating to stock plans		346,561
Cash dividends paid in lieu of fractional shares			(12,372)
Shares issued for Employee Stock Purchase Plan	71,992	1,167,702
Other	(2,320)	(37,946)	48,529
Balance at September 27, 2000	14,960,304	121,412,602	23,290,328	(1,307,031)	819,238	(9,039,834)
Net earnings			20,795,884
Shares issued under stock option plan	7,830	114,975
Shares exchanged to exercise stock options					133,893	(1,203,199)
Shares reissued to exercise stock options					(131,190)	1,109,408
Shares repurchased under Stock Buyback Program					1,247,660	(10,247,066)
Shares granted under Capital Appreciation Plan				(803,250)	(102,000)	803,250
Shares forfeited under Capital Appreciation Plan				174,813	14,600	(174,813)
Changes in unamortized value of shares granted under Capital Appreciation Plan				1,007,677
Tax effect relating to stock plans		(44,289)
Shares issued form Employee Stock Purchase Plan	107,675	1,152,107
Other		(113,050)

Balance at September 26, 2001	15,075,809	122,522,345	44,086,212	(927,791)	1,982,201	(18,752,254)
Net earnings			23,089,208
Shares exchanged to exercise stock options					136,556	(1,863,426)
Shares reissued to exercise stock options					(229,480)	1,988,287
Shares repurchased under Stock Buyback Program					1,488,329	(19,701,977)
Shares granted under Capital Appreciation Plan				(32,040)	(3,000)	32,040
Changes in unamortized value of shares granted under Capital Appreciation Plan				635,457
Tax effect relating to stock plans		(146,597)
Shares issued for Employee Stock Purchase Plan	90,611	958,664

Balance at September 25, 2002	$15,166,420	$123,334,412	$67,175,420	$(324,374)	3,374,606	$(38,297,330)

See accompanying notes.

The Steak n Shake Company

(Years ended September 25, 2002, September 26, 2001 and September 27, 2000)

Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements of The Steak n Shake Company (the "Company") include the accounts of The Steak n Shake Company (parent) and its wholly-owned subsidiaries. All intercompany items have been eliminated. The Company's fiscal year ends on the last Wednesday in September. As of September 25, 2002, the Company operated 404 Steak n Shake restaurants, including 56 franchised, through its wholly-owned subsidiary Steak n Shake Operations, Inc. The Company's business constitutes a single operating segment pursuant to the provisions of Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information."

Cash, Including Cash Equivalents, and Short Term Investments

        The Company's policy is to invest cash in excess of operating requirements in income-producing investments. Cash equivalents primarily consist of bank repurchase agreements, U.S. Government securities, and money market accounts, all of which have maturities of three months or less. Short term investments at September 25, 2002 primarily consisted of commercial paper, all of which were available for sale. Cash equivalents and short term investments are carried at cost, which approximates market value.

Receivables

        The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Inventories

        Inventories are valued at the lower of cost (first-in, first-out method) or market.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized on the straight-line method over the estimated useful lives of the assets (15 to 25 years for buildings and land improvements, and 5 to 10 years for restaurant equipment). Leasehold improvements are amortized by the straight-line method over the shorter of the estimated useful lives of the improvements or the term of the related leases.

Long-Term Investments

        The Company has long term investments in government debt securities. These investments are carried at amortized cost, without recognition of gains or losses that are deemed to be temporary, because the Company has both the intent and ability to hold these investments until they mature.

Intangible Assets

        Intangible assets are recorded at cost and those intangibles with a finite life are amortized over the finite life of the asset.

Impairment Policy

        The Company reviews for impairment its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of assessment, assets are grouped on a restaurant-by-restaurant basis, the lowest level for which there are identifiable cash flows.

Franchise Fees

        Unit franchise fees and area development fees are recorded as revenue when the related restaurant begins operations. Royalty fees based on franchise sales are recognized as revenue on the accrual basis of accounting.

Employees' 401(k) and Profit Sharing Plan

        The Steak n Shake Employees' Profit Sharing Plan was amended during 2002 to adopt Internal Revenue Code Section 401(k) provisions. The Steak n Shake Company Employees' 401(k) and Profit Sharing Plan (the "Plan") is a defined contribution plan covering substantially all employees of the Company after they have attained age 21 and completed one year of service and allows employees to defer up to 20% of their salaries. Company contributions to the Plan, which are subject to the discretion of the Board of Directors, amounted to $1,858,000 for 2002, $1,695,000 for 2001 and $1,591,000 for 2000.

Advertising Expenses

        Advertising costs are charged to expense as incurred.

Use of Estimates

        Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.

Reclassifications

        Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation.

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" ("SFAS No. 144"). This standard supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This standard retains the previously existing accounting requirement related to the recognition and measurement requirements of the impairment of long-lived assets to be held for use, while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. Companies are required to adopt SFAS No. 144 in its fiscal year beginning after December 15, 2001. The Company is currently evaluating the effects, if any, that this standard will have on its results of operations or statement of financial position.

Restatement

        During 2002, the Company changed its accounting for sale and leaseback transactions and build-to-suit leases to more fully reflect the provisions of Statement of Financial Accounting Standards No. 98, "Accounting for Leases" ("SFAS No. 98") The change was made because the agreements, though transferring title at inception, include either an option allowing the Company to purchase the related property at the end of the lease term, including extensions, at the then-market value or a right to substitute the property for a property of similar value, or both, neither of which has the Company exercised to date on any of the subject leases. Under a highly technical interpretation of SFAS No. 98, the presence of these clauses is considered to be continuing involvement by the Company in the property, which disallows sale and leaseback accounting, despite the fact that both clauses are based upon market value.

        The new accounting calls for cash proceeds from these transactions to be accounted for as a "finance obligation" reflected as a liability and amortized over the life of the related lease and the related assets are depreciated over their estimated useful lives. This accounting treatment requires the lease payments to be recorded as interest expense and debt repayments, as opposed to rent expense. Pursuant to APB Opinion No. 20, "Accounting Changes," the Company has restated its financial statements to reflect this accounting for all years presented ("retroactive restatement"). The effect of this change to the Company's consolidated financial statements are as follows:

	2001				2000
	As Reported		As Restated		As Reported		As restated
Net Earnings		$21,795,340		$20,795,884		$18,593,697		$17,751,732
Basic earnings per common equivalent share	$	..76	$	..72	$	..63	$	..60
Diluted earning per common and common equivalent share		$.76		$.72		$.63		$.60
Net property equipment		$207,018,392		$341,251,296		$219,698,083		$324,051,378
Obligations under lease
Current		$563,896		$2,938,519		$905,453		$2,769,187
Non-Current		$1,270,763		$135,916,367		$1,839,244		$113,440,947
Shareholders' equity		$165,795,847		$162,004,321		$152,108,439		$149,316,369
Total assets		$245,066,155		$371,415,477		$240,766,851		$346,375,383

Discontinued Operations

        In September 2000, the Company announced its decision to dispose of the Specialty Restaurant segment comprised of 11 specialty casual dining restaurants operated by its subsidiary, Consolidated Specialty Restaurants, ("CSR"). To date, proceeds from the disposal of the 10 units are approximately $4,117,000. The Company's last remaining specialty restaurant location has ceased operations.

        In fiscal 2000, the results of operations of the Specialty Restaurants were classified as discontinued operations in the consolidated statement of earnings. During the divestiture period, including fiscal 2002 and 2001, the loss from discontinued properties was charged against the reserve for discontinued operations. Selected consolidated statement of earnings information for CSR follows:

	2002	2001	2000
Revenues	$1,789,925	$7,587,954	$16,120,721
Income tax benefit	182,000	531,000	707,000
Loss from discontinued operations, net of income taxes	326,557	952,004	1,314,977
Loss on disposal from discontinued operations, net of $1,350,000 taxes	—	—	2,400,000

        Assets and liabilities, excluding intercompany amounts, of CSR included in the consolidated statements of financial position were as follows:

	2002	2001
Current assets	$271,122	$2,055,947
Total assets	736,122	2,067,846
Current liabilities	623,275	1,488,742
Total liabilities	623,275	6,329,496

        Assets primarily consist of deferred income taxes, receivables, prepaid expenses and inventory. Liabilities primarily consist of accounts payable and other accrued liabilities.

        The material components of the reserve for Discontinued Operations included in the consolidated statements of financial position were as follows:

	2002	2001	2000
Operating losses during phase-out	$(713,811)	$(205,254)	$1,277,750
Disposal costs	1,328,718	1,299,586	2,472,250

	$614,907	$1,094,332	$3,750,000

Other Current Assets

	2002	2001
Prepaid expenses	$1,805,111	$1,652,352
Other assets of discontinued operations, under contract for sale	—	1,675,000

	$1,805,111	$3,327,352

Other Assets

	2002	2001
Long-term investments	$9,996,281	—
Other assets	2,035,683	$2,229,899
Intangible assets	1,434,037	—

	$13,466,001	$2,229,899

        Long-term investments at September 25, 2002 consist of U.S. Government guaranteed debt securities with a fair value of $10,372,000. Gross unrealized gains on held-to-maturity securities at September 25, 2002 were approximately $376,000.

Accrued Expenses

	2002	2001
		Restated
Salaries and wages	$7,200,641	$6,206,534
Taxes payable	11,885,339	8,081,889
Insurance accruals	5,630,273	287,852
Other	3,671,527	5,196,770

	$28,387,780	$19,773,045

Notes to Consolidated Financial Statements

Income Taxes

        The components of the provision for income taxes attributable to continuing operations consist of the following:

	2002	2001	2000
		Restated	Restated
Current:
Federal	$12,341,000	$8,412,000	$8,140,000
State	2,333,000	1,870,000	1,560,000
Deferred	(1,719,000)	1,288,000	2,037,000

Total income taxes	$12,955,000	$11,570,000	$11,737,000

        The reconciliation of effective income tax attributable to continuing operations is:

	2002	2001	2000
		Restated	Restated
Tax at U.S. statutory rates	$12,615,000	$11,328,000	$11,621,000
State income taxes, net of federal tax benefit	1,376,000	1,359,000	1,203,000
Employer's FICA tax credit	(676,000)	(620,000)	(479,000)
Jobs tax credit	(260,000)	(347,000)	(273,000)
Other	(100,000)	(150,000)	(335,000)

Total income taxes	$12,995,000	$11,570,000	$11,737,000

        Income taxes paid totaled $11,810,000 in 2002, $8,704,000 in 2001 and $8,490,000 in 2000.

        Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences are expected to reverse. The components of the Company's net deferred tax liability consist of the following:

	2002	2001
		Restated
Deferred tax assets:
Insurance reserves	$2,224,000	—
Capital leases	251,000	$333,000
Capital appreciation plans	915,000	1,235,000
Discontinued operations	243,000	642,000
Other	771,000	—

Total deferred tax assets	4,404,000	2,210,000

Deferred tax liabilities:
Depreciation	6,510,000	5,447,000
Other	192,000	358,000

Total deferred tax liabilities	6,702,000	5,805,000

Net deferred tax liability	(2,298,000)	(3,595,000)
Less current portion	2,764,000	293,000

Long-term liability	$(5,062,000)	$(3,888,000)

Leased Assets and Lease Commitments

        The Company leases certain of its physical facilities under non-cancelable lease agreements. Steak n Shake restaurant leases typically have initial terms of eighteen to twenty-five years and renewal terms aggregating twenty years or more. These leases require the tenant to pay real estate taxes, insurance and maintenance costs. Certain leased facilities which are no longer operated by the Company's subsidiaries, but have been subleased to third parties, are classified below as non-operating properties. Minimum future rental payments have not been reduced by minimum sublease rentals of $1,089,687 related to operating leases receivable under non-cancelable subleases.

The property and equipment cost related to the finance obligations and capital leases as of September 25, 2002, is $159,254,000 and the accumulated depreciation is $20,530,000.

        At September 25, 2002, obligations under non-cancelable, finance obligations, capital leases, and operating leases (excluding real estate taxes, insurance and maintenance costs) require the following minimum future rental payments:

	Finance Obligations (000's)	Capital Leases (000's)		Operating Leases (000's)
	Operating Property	Operating Property	Total	Operating Property	Non-Operating Property
Year
2003	$14,701	$1,006	$15,707	$7,214	$157
2004	14,701	901	15,602	7,225	116
2005	14,701	867	15,568	7,090	116
2006	14,738	498	15,236	6,648	116
2007	14,747	404	15,151	6,501	116
After 2007	131,424	3,232	134,656	45,185	316

Total minimum future rental payments	205,012	6,908	211,920	$79,863	$937

Less amount representing interest	137,329	2,812	140,141

Total principle obligations under leases	67,683	4,096	71,779
Less current portion	2,685	563	3,248

Non-current principle obligations under leases	64,998	3,533	68,531
Residual value at end of lease term	80,000	—	80,000

Obligations under leases	$144,998	$3,533	$148,531

        During 2002 and 2001, the Company received net proceeds from sale and leaseback transactions aggregating $13,198,000 involving 11 properties, and $22,559,000 involving 20 properties, respectively. Since these transactions are treated as finance obligations, they are classified as a liability in the statement of financial position.

Debt

Revolving Credit Agreement

        The Company's $30,000,000 Revolving Credit Agreement matures in January 2005 and bears interest at a rate based on LIBOR plus 75 basis points or the prime rate, at the election of the Company. The Company had $3,610,000 in stand-by letters of credit outstanding and no outstanding borrowings under the Revolving Credit Agreement as of September 25, 2002. The Agreement is unsecured and contains restrictions, which among other things, require the Company to maintain certain financial ratios.

Senior Note Agreement

        On September 20, 2002, the Company amended and restated the terms of its Senior Note Agreement and Private Shelf Facility (the "Senior Note Agreement") to allow for additional borrowing capacity of $75,000,000 and to extend the issuance period to September 20, 2005. As of September 25, 2002, the Company had borrowings of $28,379,000 with an average interest rate of 7.6% under its original $75,000,000 Senior Note Agreement. Interest rates are based upon market rates at the time of borrowing. Amounts maturing in fiscal years ending 2003 through 2007 are as follows: $3,960,000, $8,215,000, $6,775,000, $3,857,000, and $2,429,000, respectively. The Senior Note Agreement is unsecured and contains restrictions which, among other things, require the Company to maintain certain financial ratios.

        Interest capitalized in connection with financing additions to property and equipment amounted to $545,000 and $643,000 in fiscal 2002 and 2001, respectively. Interest paid on all debt amounted to $2,428,000 in 2002, $3,165,000 in 2001, and $2,399,000 in 2000.

        The carrying amounts for debt reported in the consolidated statement of financial position do not differ materially from their fair market values at September 25, 2002.

Capital Appreciation Plans

        The Capital Appreciation Plan established in 1997 provides for tandem awards of Common Stock (restricted shares) and book units of up to 567,187 shares and related units. These awards are restricted for a period of three years and are returnable to the Company if the grantee is not employed (except for reasons of retirement, permanent disability or death) by the Company at the end of the period. The stock is valued at 100% of market value at the date of grant, and the book units, which are granted in an equal number to the shares of stock, provide for a cash payment at the end of the three-year period equal to the sum of the net change in book value per share and the common stock dividends paid per share during the period, as adjusted for stock dividends/splits. The total value of the stock grant (based upon market value at the date of the grant) is debited to unamortized value of restricted shares and amortized to compensation expense ratably over the three-year period. The total number of shares and book units granted under the 1997 Plan for which restrictions have not lapsed was 102,500 at September 25, 2002; 202,625 at September 26, 2001 and 211,437 at September 27, 2000. At September 25, 2002, 149,622 shares were reserved for future grants. The average remaining period for which restrictions had not lapsed at September 25, 2002 was 1.17 years. The amount charged to expense under the Plans was $799,000 in 2002, $1,249,000 in 2001 and $1,435,000 in 2000.

Stock Option Plans

Employee Stock Option Plan

        The 1997 Employee Stock Option Plan ("the 1997 Plan"), provides for the granting of 1,745,313 stock options. On February 13, 2002, the shareholders approved an amendment to the 1997 Employee Stock Option Plan to increase the number of shares of common stock that may be purchased pursuant to options granted under the Stock Option Plan by 800,000 shares. The 1997 Plan provides for the issuance of stock options exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire either five or ten years from the date of grant. Options were granted under the 1997 Plan to officers and key employees selected by the Stock Option Committee. As of September 25, 2002, 1,169,736 options have been granted under the 1997 Plan and 791,969 are exercisable.

        The 1995 Employee Stock Option Plan ("the 1995 Plan"), provides for the granting of 686,297 stock options. Options granted under the 1995 Plan are primarily incentive stock options exercisable on the same terms as the 1997 Plan. Options were granted under the 1995 Plan to officers and key employees selected by the Stock Option Committee. At September 25, 2002, 684,853 options have been granted under the 1995 Plan and 106,200 are exercisable.

        The 1992 Employee Stock Option Plan ("the 1992 Plan"), provides for the granting of 503,284 stock options. Options granted under the 1992 Plan are primarily incentive stock options exercisable on the same terms as the 1995 Plan. The options expire five years from the date of grant. Options were granted under the 1992 Plan to officers and key employees selected by the Stock Option Committee. All options have been granted under the 1992 Plan and 916 are exercisable.

        As of September 26, 2001, 244,500 options were available for grant and 793,413 options were exercisable.

        The following table summarizes the changes in options outstanding and related average prices under the 1997, 1995 and 1992 Plans:

	Shares	Weighted Average Price
Outstanding at September 29, 1999	1,165,437	$11.51
Fiscal 2000 Activity:
Granted	185,399	9.90
Exercised	(177,404)	6.37
Canceled	(27,108)	13.10

Outstanding at September 27, 2000	1,146,324	$12.00
Fiscal 2001 Activity:
Granted	125,391	9.07
Exercised	(133,804)	8.47
Canceled	(126,875)	10.77

Outstanding at September 26, 2001	1,011,036	$12.27
Fiscal 2002 Activity:
Granted	591,646	12.67
Exercised	(203,957)	8.69
Canceled	(19,277)	10.74

Outstanding at September 25, 2002	1,379,448	$12.99

Nonemployee Director Stock Option Plans

        The Company's 1997, 1998, 1999, 2000 and 2002 Nonemployee Director Stock Option Plans provide for the grant of nonqualified stock options at a price equal to the fair market value of the Common Stock on the date of the grant. Options outstanding under each Plan are exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant.

        An aggregate of 34,032 shares of Common Stock are reserved for the grant of options under the 1997 Plan. At September 25, 2002, all of the options authorized under the 1997 Plan have been granted and were exercised at an average price of $8.47. The final options were exercised in fiscal year 2002.

        An aggregate of 25,782 shares of Common Stock are reserved for the grant of options under the 1998 Plan. At September 25, 2002, all of the options authorized under the 1998 Plan have been granted at a price of $11.20 and are all exercisable. No options have been canceled or exercised since the inception of the 1998 Plan.

        An aggregate of 24,750 shares of Common Stock are reserved for the grant of options under the 1999 Plan. At September 25, 2002, all of the options authorized under the 1999 Plan have been granted at a price of $12.09 of which 19,800 are exercisable. No options have been canceled or exercised since the inception of the 1999 Plan.

        An aggregate of 19,800 shares of Common Stock are reserved for the grant of options under the 2000 Plan. At September 25, 2002, all of the options authorized under the 2000 Plan have been granted at a price of $11.08 of which 11,880 are exercisable. No options have been canceled or exercised since the inception of the 2000 Plan.

        An aggregate of 35,000 shares of Common Stock are reserved for the grant of options under the 2002 Plan. At September 25, 2002, all of the options authorized under the 2002 Plan have granted at a price of $9.99 of which 7,000 are exercisable. No options have been canceled or exercised since the inception of the 2002 Plan.

        The following table summarizes information about the exercise price for stock options outstanding at September 25, 2002 under the employee and nonemployee director stock option plans.

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding at September 25, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at September 25, 2002	Weighted Average Exercise Price
$5 - $10	431,897	3.77 years	$9.65	199,537	$9.37
$10 - $15	547,623	1.84 years	$12.66	480,791	$12.90
$15 - $20	505,260	2.92 years	$15.78	283,210	$16.11
$5 - $20	1,484,780	2.77 years	$12.85	963,538	$13.11

Employee Stock Purchase Plan

        In February 1993, the shareholders approved a tax-qualified Employee Stock Purchase Plan, providing for a maximum of 125,821 shares of Common Stock per year for five years. In February 1998, the shareholders approved an amendment to the Employee Stock Purchase Plan providing for a maximum of 154,688 shares of Common Stock per year for an additional five years. Unissued shares in any given year are carried forward and are available to increase the annual maximum. In February 2002, the shareholders approved an amendment to the Employee Stock Purchase Plan providing for a maximum of 150,000 shares of Common Stock per year for an additional three years. The Plan is available to all eligible employees of the Company and its subsidiaries as determined by the Board of Directors and a has calendar plan year. Employees are able to purchase shares of Common Stock each year through payroll deductions from 2% to 10% of compensation up to a maximum allowable fair market value of $10,000 or 1,000 shares per year. During fiscal 2002 and fiscal 2001, 181,222 shares and 215,232 shares, respectively, were purchased and issued to employees.

Stock-Based Compensation

        The Company measures stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" requires that the Company disclose pro forma information regarding net earnings and earnings per share as if the Company had accounted for its employee stock awards, consisting of stock options and stock issued pursuant to the Employee Stock Purchase Plan, granted subsequent to September 28, 1995, under the fair value method as defined by that statement. The fair value for these awards was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for fiscal 2002, 2001 and 2000: volatility factor of the expected market price of the Company's common stock of .42 in 2002 and .53 in 2001; expected option lives of 1-5 years; dividend yield of 0.0%; and a risk-free interest rate of 2.00% in 2002, 4.00% in 2001 and 5.75% in 2000. The weighted average fair value of options granted in 2002, 2001, and 2000 was $4.41, $2.63, and $4.09 respectively.

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

	2002		2001		2000
Net earnings as reported		$23,089,208		$20,795,884		$17,751,732
Less pro forma compensation expense		1,587,747		1,028,254		1,352,075

Pro forma net earnings		$21,501,461		$19,767,630		$16,399,657

Diluted earnings per share as reported	$	..83	$	..72	$	..60
Pro forma diluted earnings per share		$.77		$.69		$.56

Quarterly Financial Data—Restated (Unaudited)

	Quarter(1)
	First		Second		Third		Fourth
2002
Revenues		$101,086,340		$140,767,524		$108,917,789		$110,040,744
Costs and Expenses		$94,699,807		$130,520,466		$98,718,916		$100,829,001
Earnings Before Income Taxes		$6,386,533		$10,247,058		$10,198,873		$9,211,743
Net Earnings		$4,090,033		$6,540,558		$6,511,373		$5,947,243
Diluted Earnings Per Common and Common Equivalent Share:
Net Earnings	$	..14	$	..23	$	..23	$	..22
2001
Revenues		$96,563,374		$135,813,109		$106,467,967		$109,106,432
Costs and Expenses		$90,787,272		$126,801,284		$97,497,133		$100,499,309
Earnings Before Income Taxes		$5,776,102		$9,011,825		$8,970,834		$8,607,123
Net Earnings		$3,711,852		$5,789,575		$5,761,584		$5,532,873
Diluted Earnings Per Common and Common Equivalent Share:
Net Earnings	$	..13	$	..20	$	..20	$	..19

(1)
The Company's fiscal year includes quarters consisting of 12, 16, 12 and 12 weeks, respectively.

Management's Report

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

        The Audit Committee of the Board of Directors, which is composed of four outside directors, serves in an oversight role to assure the integrity and objectivity of the Company's financial reporting process. The Committee meets periodically with representatives of management and the independent auditors to review matters of a material nature related to auditing, financial reporting, internal accounting controls and audit results. The independent auditors have free access to the Audit Committee. The Committee is also responsible for the selection of the independent auditors.

/s/ Alan B. Gilman President and Chief Executive Officer	/s/ James W. Bear Senior Vice President and Chief Financial Officer

Report of Independent Auditors
Shareholders and Board of Directors
The Steak n Shake Company

        We have audited the accompanying consolidated statements of financial position of The Steak n Shake Company as of September 25, 2002 and September 26, 2001, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 25, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Steak n Shake Company at September 25, 2002 and September 26, 2001, and the consolidated results of its operations, shareholders' equity and its cash flows for each of three years in the period ended September 25, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in the Restatement note in the consolidated financial statements, the Company has restated previously issued 2001 and 2000 consolidated financial statements.

                          /s/ Ernst & Young LLP

Indianapolis, Indiana
December 3, 2002

QuickLinks

  EXHIBIT 13.01